HellerEhrman

28 April 2005


SEC MAIL PROCESSING
RECEIVED
MAY 09 2005
WASH, D.C.
179
SECTION

BEST AVAILABLE COPY

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong Practice
Main +852.2292.2000
Fax +852.2292.2200

21441.0001

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.




05007768

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4031

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding extension of long stop date, dated March 31, 2005, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on April 1, 2005;

(2) The Company's circular regarding discloseable transactions and connected transaction, dated February 21, 2005;

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

HellerEhrman

(3) The Company's announcement regarding extension of time for despatch of circular, dated February 7, 2005, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on February 8, 2005;

(4) The Company's announcement of results for the third quarter and nine months ended December 31, 2004 of Pacific Andes (Holdings) Ltd., dated February 3, 2005, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on February 4, 2005;

(5) The Company's announcement regarding new listing of 2006 warrants, dated January 28, 2005, published (in English language) on the HKEX website;

(6) The Company's circular regarding discloseable transaction, dated January 24, 2005;

(7) The Company's clarification announcement, dated January 24, 2005, published (in English language) in The Standard and (in Chinese language) in The Hong Kong Economic Times, both on January 25, 2005;

(8) The Company's announcement regarding discloseable transactions and connected transaction, dated January 19, 2005, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on January 20, 2005;

(9) The Company's announcement regarding suspension of trading, dated January 14, 2005, published (in English language) on the HKEX website;

(10) The Company's announcement regarding the recent increase in trading volume of the shares of the Company, dated January 11, 2005, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on January 12, 2005;

(11) The Company's circular regarding proposed issue of bonus warrants, dated January 6, 2005; and

(12) The Company's circular regarding discloseable transaction, dated December 31, 2004.

Partners: Martin Downey David Hall-Jones Simon Luk Michael P. Phillips Katherine C.M. U Carson Wen* Susan C. Yu
35th Floor One Exchange Square 8 Connaught Place Central, Hong Kong www.hewm.com *China-Appointed Attesting Officer

Hong Kong Beijing Singapore San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

H:\Dlai\ADR\21441\0001\37sec.doc

The Standard Friday, April 1, 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

EXTENSION OF LONG STOP DATE

Reference is made to the announcement and the shareholders' circular of the Company dated 19 January 2005 and 21 February 2005 respectively in respect of certain discloseable transactions and connected transaction of the Company. As additional time is required for the fulfillment of the conditions as stipulated in the Subscription Agreement, PAIH (BVI), a wholly-owned subsidiary of the Company, KILLP, Kyoshoku and SPIA, have mutually agreed to extend the date by which the conditions in respect of PAIH (BVI) must be fulfilled from 24 March 2005 to 22 April 2005. Unless it is further extended, it is currently expected that Completion shall take place on or before 29 April 2005.

Reference is made to the announcement (**"Announcement"**) and the shareholders' circular of the Company dated 19 January 2005 and 21 February 2005 respectively in respect of certain discloseable transactions and connected transaction of the Company. Unless otherwise defined, all terms used herein shall have the same meanings as defined in the Announcement.

As at the date of this announcement, all conditions in respect of PAIH (BVI) have been fulfilled except, (i) the satisfactory completion by PAIH (BVI) of legal and financial due diligence investigations of Kyoshoku and (ii) PAIH (BVI) is satisfied with Kyoshoku's performance for the period of 1 January 2005 up to 28 February 2005 and the anticipated performance of Kyoshoku for March 2005 (the **"Period"**); and, at the sole and absolute discretion of PAIH (BVI), PAIH (BVI) shall be entitled to have Kyoshoku's performance for the Period reviewed by its auditors. As PAIH (BVI) is still assessing the tax implications of the transactions contemplated under the Agreements to Kyoshoku and Kyoshoku is in the process of finalizing its accounts for the first three months of 2005, additional time is required for the fulfillment of such conditions, PAIH (BVI), a wholly-owned subsidiary of the Company, KILLP, Kyoshoku and SPIA, have mutually agreed to extend the date by which the conditions in respect of PAIH (BVI) must be fulfilled (the **"Long Stop Date"**) from 24 March 2005 to 22 April 2005. Unless it is further extended, it is currently expected that Completion shall take place on or before 29 April 2005.

Save as disclosed above, the directors of the Company are not aware of any material effect of the extension of the Long Stop Date on the operation and financial position of the Company.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 31 March 2005

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*


香港經濟日報
2005年4月1日 星期五

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因為本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

押後最後完成日期

茲提述本公司日期分別為二零零五年一月十九日及二零零五年二月二十一日有關本公司若干須予披露交易及關連交易之公佈及股東通函。由於需要額外時間達成認購協議規定之條件，本公司全資附屬公司PAIH (BVI)、KILLP、京食及SPIA已互相同意，就PAIH (BVI)須達成條件之日期由二零零五年三月二十四日押後至二零零五年四月二十二日。除非經進一步押後，現時預期完成日期將為二零零五年四月二十九日或之前。

茲提述本公司日期分別為二零零五年一月十九日及二零零五年二月二十一日有關本公司若干須予披露交易及關連交易之公佈（「該公佈」）及股東通函。除另有界定外，本公佈所用所有詞彙與該公佈所界定者具相同涵義。

於本公佈日期，所有有關PAIH (BVI)之條件已達成，惟下列除外：(i)PAIH (BVI)滿意完成對京食之法律及財務盡職審查；及(ii)PAIH (BVI)滿意京食於二零零五年一月一日至二零零五年二月二十八日期間（「該期間」）之表現以及京食於二零零五年三月之預期表現；及按PAIH (BVI)之全權酌情決定，PAIH (BVI)有權獲取京食於該期間之表現以供其核數師審閱。由於PAIH (BVI)仍在評估該等協議項下擬進行交易對京食之稅務影響，以及京食正處於落實其於二零零五年首三個月之賬目的過程中，故需要額外時間達成該等條件，本公司全資附屬公司PAIH (BVI)、KILLP、京食及SPIA已互相同意，就PAIH (BVI)須達成條件之日期（「最後完成日期」）由二零零五年三月二十四日押後至二零零五年四月二十二日。除非經進一步押後，現時預期完成日期將為二零零五年四月二十九日或之前。

除上文披露者外，本公司董事並不知悉押後最後完成日期對本公司經營及財務狀況有任何其他重大影響。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零五年三月三十一日

於本公佈發表日期，本公司之執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕佳先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司之獨立非執行董事為郭琳廣先生、劉嘉彥先生及葉文俊先生。

* *僅供識別*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold all your shares in Pacific Andes International Holdings Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

DISCLOSEABLE TRANSACTIONS
AND
CONNECTED TRANSACTION

Independent financial adviser to the Independent Board Committee



G.K. Goh Securities (H.K.) Limited

A letter from the Board is set out on pages 4 to 20 of this circular and a letter from the Independent Board Committee is set out on page 21 of this circular. A letter from G.K. Goh containing its advice to the Independent Board Committee is set out on pages 22 to 28 of this circular.

* *For identification purposes only*

21 February 2005

CONTENTS

	Page
Definitions	1
Letter from the Board	
1. Introduction	4
2. The Subscription Agreement	5
3. The Reasons for the entering into of the Agreements	13
4. The Shareholders' Agreement	15
5. The Implications under the Listing Rules	18
6. The Financial Effect of the Agreements on the Group	19
7. General	19
8. The Recommendation of the Independent Board Committee	19
9. Additional Information	20
Letter from the Independent Board Committee	21
Letter from G.K. Goh	22
Appendix – General Information	29

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Agreements"	the Subscription Agreement and the Shareholders' Agreement
"associate(s)"	as defined under the Listing Rules
"Board"	The board of Directors
"Company"	Pacific Andes International Holdings Limited
"Completion Audit"	the audit of the books of account and financial records of Kyoshoku for the Completion
"Completion Date"	the 7th day from the date PAIH (BVI)'s written notice to Kyoshoku and KILLP confirming that all conditions precedent as set out in the Subscription Agreement have been fulfilled to its satisfaction or have been waived by it in writing
"Completion"	completion of the Subscription Agreement
"connected person(s)"	as defined under the Listing Rules
"Directors"	directors of the Company
"G.K. Goh"	G.K. Goh Securities (H.K.) Limited, a licensed corporation for types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO, being appointed as independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Transactions
"Group"	The Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

"Independent Board Committee"	the independent board committee, comprising Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent, appointed by the Board to advise the Independent Shareholders as to the fairness and reasonableness of the Transactions and as to whether the Transactions are in the interests of the Company and the Shareholders as a whole
"Independent Shareholders"	Shareholders who are not required to abstain from voting if the Company were to convene a general meeting to seek Shareholders' approval of the Transactions
"KILLP"	Kyoshoku Investment Limited Liability Partnership, an investment limited partnership under the Limited Partnership Act for Investment, acting through its unlimited partner SPIA, which is not a connected person
"Kyoshoku Common Shares"	the 3,334 shares of common stock in Kyoshoku to be subscribed by KILLP on the terms and conditions of the Subscription Agreement
"Kyoshoku Preferred Shares"	the 16,000 shares of redeemable preferred stock in Kyoshoku which KILLP shall subscribe in consideration of 800,000,000 Yen (equivalent to approximately HK$60,446,000)
"Kyoshoku"	Kyoshoku Co., Ltd., a company incorporated in Japan, which is not a connected person
"Latest Practicable Date"	16 February 2005, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"N. S. Hong"	N. S. Hong Investment (BVI) Limited, the registered shareholder of approximately 50.82% of the shares of the Company as at the Latest Practicable Date
"PAIH (BVI)"	Pacific Andes International Holdings (BVI) Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	share(s) of the Company
"Shareholders"	Shareholders of the Company
"Shareholders' Agreement"	the shareholders' agreement dated 14 January 2005 entered into between PAIH (BVI), KILLP and Kyoshoku in respect of matters concerning the control, operation and management of Kyoshoku
"SPIA"	Sanyo Pacific Investment Advisory Co., Ltd., a company established under the laws of Japan, which is not a connected person
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Agreement"	the subscription agreement dated 14 January 2005 entered into between PAIH (BVI) and KILLP as subscribers and Kyoshoku and SPIA in respect of, amongst other things, the subscription of the Subscription Shares by PAIH (BVI)
"Subscription Shares"	8,000 shares of common stock in the capital of Kyoshoku, representing 60% of the enlarged issued common stock of Kyoshoku upon Completion as enlarged by the issue of the Subscription Shares and the Kyoshoku Common Shares
"Transactions"	the Shareholders' Agreement and the transactions contemplated thereunder (including the Guarantee for Financial Support, the Replacement Guarantees, the Call Option to PAIH (BVI), the Put Option to KILLP and the IPO Call Option to KILLP as discussed under the section headed "The Shareholders' Agreement" in this circular)
"Yen"	Japanese yen, the lawful currency of Japan

In this circular, translation of HK$ into Yen is made for illustration purposes only, at the rate of HK$1.00 = 13.235 Yen.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

Executive Directors:
Mr. Ng See Hong *(Chairman)*
Mr. Ng Joo Siang *(Managing Director)*
Madam Teh Hong Eng
Mr. Ng Joo Kwee
Mr. Ng Joo Puay, Frank
Ms. Ng Puay Yee
Mr. Cheng Nai Ming

Independent Non-executive Directors:
Mr. Kwok Lam Kwong, Larry
Mr. Lew V. Robert
Mr. Yeh Man Chun, Kent

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
Rooms 3201-3215
Hong Kong Plaza
188 Connaught Road West
Hong Kong

21 February 2005

To the Shareholder(s) and, for information only, the warrantholders and holders of options granted under the Company's share option scheme adopted on 9 September 2004

Dear Sir or Madam,

DISCLOSEABLE TRANSACTIONS AND CONNECTED TRANSACTION

1. INTRODUCTION

As stated in the announcement of the Company dated 19 January 2005, on 14 January 2005, PAIH (BVI), a wholly-owned subsidiary of the Company, entered into the Subscription Agreement with KILLP, Kyoshoku and SPIA, under which, amongst other things, PAIH (BVI) has conditionally agreed to subscribe for the Subscription Shares at a consideration of 400 million Yen (equivalent to approximately HK$30,223,000) payable in cash. Upon Completion, PAIH (BVI) or its nominee will become a holder of approximately 60% of the enlarged issued shares of common stock in Kyoshoku with KILLP being the holder of the remaining approximately 40%.

* *For identification purposes only*

On 14 January 2005, PAIH (BVI) entered into the Shareholders' Agreement with KILLP and Kyoshoku in respect of matters concerning the control, operation and management of Kyoshoku. Under the Shareholders' Agreement, among other things, certain guarantees shall be provided by PAIH (BVI) in an aggregate amount of approximately 1,460 million Yen (equivalent to approximately HK$110,314,000) and KILLP shall be granted a call option to purchase and a put option to sell shares of common stock in Kyoshoku. The Shareholders' Agreement will become effective upon, among other things, PAIH (BVI) becoming a shareholder of Kyoshoku upon Completion and thereafter, KILLP will become a connected person of the Company under the Listing Rules in light of it being the holder of approximately 40% of the enlarged issued shares of common stock in Kyoshoku, a subsidiary of the Company upon Completion.

The purpose of this circular is (i) to provide the Shareholders with further information on the Agreements, (ii) to set out the letter of advice from G.K. Goh to the Independent Board Committee in respect of the Transactions, and (iii) to set out the recommendation of the Independent Board Committee to the Independent Shareholders in respect of the Transactions.

2. THE SUBSCRIPTION AGREEMENT

Date

14 January 2005

Parties

(1) Subscribers

KILLP, an investment limited partnership incorporated in Japan. KILLP is principally engaged in investment holding of small-to-medium-sized enterprises in Japan. KILLP is owned by an investment fund established in Japan, which is the limited partner of KILLP and is in turn owned by private investors. The investments of KILLP are managed by SPIA. As required under Japanese Law, KILLP is required to have at least one unlimited partner. At the moment, the sole unlimited partner of KILLP is SPIA.

PAIH (BVI), a company incorporated in the British Virgin Islands, which is a wholly-owned subsidiary of the Company. PAIH (BVI) is principally engaged in investment holding.

(2) Kyoshoku

Kyoshoku, a company incorporated in Japan. Kyoshoku is principally engaged in processing, selling and distribution of seafood products in Japan.

(3) SPIA

SPIA, a company established under the laws of Japan. SPIA is principally engaged in providing investment advisory services, including the management of investments owned by KILLP. SPIA entered into the Subscription Agreement as warrantor, providing certain representations and warranties in relation to Kyoshoku in favour of PAIH (BVI). SPIA is the sole unlimited partner of KILLP and is a subsidiary of Sanyo Electric Co., Ltd., a company whose shares are listed on the Tokyo Stock Exchange of Japan.

To the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, KILLP, Kyoshoku and SPIA and their respective ultimate beneficial owners are third parties independent of the Company and connected persons of the Company as at the date of the Agreements and this circular.

Shares to be Subscribed

As at the Latest Practicable Date, the issued shares of common stock in Kyoshoku stood at 100 million Yen (equivalent to approximately HK$7,556,000) divided into 2,000 shares of common stock in Kyoshoku which are fully paid in cash.

Under the Subscription Agreement, PAIH (BVI) has conditionally agreed to subscribe for the Subscription Shares (being 8,000 shares of common stock in Kyoshoku) at a consideration of 400 million Yen (equivalent to approximately HK$30,223,000), representing approximately 60% of the enlarged issued shares of common stock in Kyoshoku upon Completion as enlarged by the issue of the Subscription Shares and the Kyoshoku Common Shares (being 3,334 shares of common stock in Kyoshoku). KILLP has also conditionally agreed to subscribe for Kyoshoku Common Shares (being 3,334 shares of common stock in Kyoshoku) and 16,000 Kyoshoku Preferred Shares at a consideration of 166.7 million Yen (equivalent to approximately HK$12,595,000) and 800 million Yen (equivalent to approximately HK$60,446,000) respectively, representing approximately 40% of the enlarged issued shares of common stock in Kyoshoku as enlarged by the issue of the Subscription Shares and the Kyoshoku Common Shares upon Completion and 100% of the issued preferred stock of Kyoshoku respectively. Set out below are Kyoshoku's capital structure immediately before and after Completion:

Before Completion:

	PAIH (BVI)		KILLP		
Share Capital	No. of Shares	Value (Yen)	No. of Shares	Value (Yen)	Total
Shares of common stock in Kyoshoku	-	-	2,000 (100%)	100,000,000	2,000 shares of 100,000,000 Yen

After Completion:

Share Capital	PAIH (BVI) No. of Shares	PAIH (BVI) Value (Yen)	KILLP No. of Shares	KILLP Value (Yen)	Total
Shares of common stock in Kyoshoku	8,000 (approx. 60%)	400,000,000	5,334 (approx. 40%)	266,667,000	13,334 shares of 666,667,000 Yen
Kyoshoku Preferred Shares	-	-	16,000 (100%)	800,000,000	16,000 shares of 800,000,000 Yen

As provided in the Subscription Agreement, the Kyoshoku Preferred Shares are redeemable preferred stock of Kyoshoku which shall have no voting right, no right to receive any dividends, and on winding up of Kyoshoku, the holder of the preferred stock shall be entitled out of the surplus assets of Kyoshoku to a return of the capital paid on the preferred stock held by it after a total sum of 1 Trillion Yen (equivalent to approximately HK$75,557 million) has been distributed in such winding up to the holders of the shares of common stock in Kyoshoku. A holder of preferred stock in Kyoshoku shall not be entitled to receive notice of or to attend or vote at any general meeting of Kyoshoku. It was also agreed that the Kyoshoku Preferred Shares would not be redeemed when Kyoshoku has no retained earnings and Kyoshoku is obliged to redeem the Kyoshoku Preferred Shares in issue only if it has retained earnings. The entire class of the preferred stock shall become non-redeemable after ten (10) years from the date of Completion. Redemption of Kyoshoku Preferred Shares is not subject to the release of the guarantee to be given by PAIH (BVI) in relation to the bank financing to Kyoshoku as described under the paragraph headed "Guarantee for Financial Support" under the Shareholders' Agreement below, but can only happen when Kyoshoku has retained earnings.

The Subscription Shares and the Kyoshoku Common Shares are shares of common stock in Kyoshoku which shall have voting right, right to receive dividends and the right to distribution of assets on winding up of Kyoshoku. It was further agreed that no dividend can be declared on the shares of common stock in Kyoshoku when Kyoshoku has no retained earnings.

Consideration

The consideration payable for the 8,000 Subscription Shares is 400 million Yen (equivalent to approximately HK$30,223,000) or 50,000 Yen (equivalent to approximately HK$3,800) per share, which will be funded from PAIH (BVI)'s internal resources and will be fully paid in cash upon Completion.

The consideration payable for the 3,334 Kyoshoku Common Shares and 16,000 Kyoshoku Preferred Shares are 166.7 million Yen (equivalent to approximately HK$12,595,000) and 800 million Yen (equivalent to approximately HK$60,446,000) respectively, or 50,000 Yen (equivalent to approximately HK$3,800) per share.

The Board confirms that the consideration payable for the Subscription Shares has been determined after arm's length negotiations between the parties thereto based on the audited net liabilities of Kyoshoku as at 31 March 2004 amounting to 5.8 million Yen (equivalent to approximately HK$438,000), taking into account the capitalization of the existing unsecured interest-bearing shareholder's loan, with interest rate ranging at 5.5%-6% per annum, from KILLP of 1.1 billion Yen (equivalent to approximately HK$83,113,000) as at 30 November 2004 owing by Kyoshoku to KILLP through the issue of the Kyoshoku Preferred Shares at a consideration of 800 million Yen (equivalent to approximately HK$60,446,000) and the issue of 3,334 Kyoshoku Common Shares at a consideration of 166.7 million Yen (equivalent to approximately HK$12,595,000) on Completion. The balance of shareholder's loan from KILLP of 133.3 million Yen (equivalent to approximately HK$10,072,000) will remain outstanding after Completion. No agreement has been made as to whether it may be repaid before the facilities to be arranged by PAIH (BVI) as described in the paragraph headed "Guarantee for Financial Support" under the Shareholders' Agreement below is in place as such shareholder's loan has no fixed repayment term. It is expected that the financial position of Kyoshoku will improve on Completion following the issue and allotment of the Subscription Shares, the Kyoshoku Common Shares and the Kyoshoku Preferred Shares.

Kyoshoku was incorporated in July 2003 with year-end accounts dated as at 31 March. Based on the audited accounts of Kyoshoku, the net liabilities of Kyoshoku as at 31 March 2004 was 5.8 million Yen (equivalent to approximately HK$438,000), the net loss (before taxation and extraordinary items) of Kyoshoku for the eight months ended 31 March 2004 was approximately 105.8 million Yen (equivalent to approximately HK$7,994,000), the net loss (after taxation and extraordinary items) of Kyoshoku for the eight months ended 31 March 2004 was approximately 63.5 million Yen (equivalent to approximately HK$4,796,000), the turnover of Kyoshoku for the eight months ended 31 March 2004 was approximately 1,875 million Yen (equivalent to approximately HK$141,692,000). Based on the audited accounts of Kyoshoku, as at 31 March 2004, the total assets of Kyoshoku stood at 1,587 million Yen (equivalent to approximately HK$119,932,000) and its shareholder's loan owing to KILLP amounted to 450 million Yen (equivalent to approximately HK$34,001,000).

The following figures are extracted from the unaudited management accounts of Kyoshoku as at 31 December 2004:

For the nine months ended 31 December 2004:

Net losses (before and after taxation):	417.1 million Yen (equivalent to approximately HK$31,515,000)
Turnover:	3,459 million Yen (equivalent to approximately HK$261,353,000)

As at 31 December 2004:

Net liabilities:	459.8 million Yen (equivalent to approximately HK$34,741,000)
Total assets:	2,361 million Yen (equivalent to approximately HK$178,391,000)
Fixed assets:	799 million Yen (equivalent to approximately HK$60,370,000)
Current assets (including accounts receivables and inventory):	1,562 million Yen (equivalent to approximately HK$118,020,000)
Shareholder's loan:	1,100 million Yen (equivalent to approximately HK$83,113,000)

Owing to insufficient financial strength to improve operating efficiency of Kyoshoku, it incurred a loss of 417.1 million Yen (equivalent to approximately HK$31,515,000) for the nine months ended 31 December 2004. KILLP provided further shareholder's loan to fund the needs for working capital of Kyoshoku.

Conditions

1. *Conditions in respect of PAIH (BVI)*

PAIH (BVI)'s obligation to subscribe for the Subscription Shares under the Subscription Agreement is subject to the fulfillment of the following conditions to the satisfaction of PAIH (BVI):

(a) satisfactory completion by PAIH (BVI) of legal and financial due diligence investigations of Kyoshoku;

(b) delivery to PAIH (BVI) by KILLP of the following documents, each in form and substance satisfactory to PAIH (BVI):

(i) a copy of minutes of a meeting of the board of directors of Kyoshoku authorizing the issuance of the Subscription Shares, the Kyoshoku Common Shares, and the Kyoshoku Preferred Shares;

(ii) a copy of minutes of a general meeting of shareholders of Kyoshoku at which the following resolutions have been passed:

(A) a special resolution authorizing the issuance of the Subscription Shares, the Kyoshoku Common Shares, and the Kyoshoku Preferred Shares and alteration of the capital structure of Kyoshoku;

(B) a special resolution authorizing amendment of Kyoshoku's Articles of Incorporation in the manner described in and as required by the Shareholders' Agreement to enable Kyoshoku, among other things, to issue the Kyoshoku Preferred Shares;

(C) a resolution electing Mr. Ng Joo Siang, Ms. Ng Puay Yee and Mr. Cheng Nai Ming designated by PAIH (BVI) as directors of Kyoshoku; and

(D) a resolution approving all the transactions contemplated in and the signing of the Subscription Agreement and the Shareholders' Agreement; and

(iii) written notices of resignation of all 4 existing directors (except two to be retained by Kyoshoku) of Kyoshoku taking immediate effect and stating that they have no claims against Kyoshoku for loss of office or any other reason;

(c) each of the representations, warranties and covenants made by KILLP and Kyoshoku in the Subscription Agreement being true, accurate and not misleading on the date of the Subscription Agreement and as at the Completion Date;

(d) execution of the Shareholders' Agreement by KILLP, PAIH (BVI) and Kyoshoku;

(e) results of the Completion Audit have been proven to be satisfactory to PAIH (BVI) and there is no material deviation from Kyoshoku's results as at 31 December 2004;

(f) written bank consent approving the waivers by SPIA of the shareholder's loan owing by Kyoshoku to KILLP and the transactions contemplated in the Agreements;

(g) PAIH (BVI) is satisfied with Kyoshoku's performance for the period of 1 January 2005 up to 28 February 2005 and the anticipated performance of Kyoshoku for March 2005 (the "Period"); and, at the sole and absolute discretion of PAIH (BVI), PAIH (BVI) shall be entitled to have Kyoshoku's performance for the Period reviewed by its auditors;

(h) approval by the shareholders of the Company, other than those who are required to abstain from voting under the Listing Rules, of the Shareholders Agreement and the transactions contemplated thereunder being obtained. To the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, none of KILLP, Kyoshoku and SPIA or their respective associates are Shareholders and N. S. Hong, which holds 507,893,438 Shares, representing approximately 50.82% of the issued share capital of the Company as at the Latest Practicable Date, is not interested in the Transactions, other than N. S. Hong's indirect interest as a Shareholder. Therefore, no Shareholders are required to abstain from voting in connection with the Transactions;

(i) KILLP shall procure a new consulting agreement to be entered with an existing director of Kyoshoku with terms and conditions to be agreed upon by PAIH (BVI) and conditional upon the Completion by PAIH (BVI) therein provided and compliance of the Listing Rules; and

(j) KILLP's mortgage on its existing 2,000 shares of common stock in Kyoshoku are fully discharged and released by the relevant bank.

2. *Conditions in respect of Kyoshoku*

Kyoshoku's obligation to issue and allot the Subscription Shares to PAIH (BVI) is subject to the following conditions:

(a) delivery by PAIH (BVI) to Kyoshoku of the following documents, each in form and substance satisfactory to Kyoshoku:

  (i) a notice of Completion and an application for the Subscription Shares; and

  (ii) a copy of minutes of a meeting of PAIH (BVI)'s board of directors approving the subscription of the Subscription Shares; and

(b) transmission of the consideration payable in respect of the Subscription Shares to the bank account designated by Kyoshoku.

Kyoshoku's obligation to issue and allot the Kyoshoku Common Shares and the Kyoshoku Preferred Shares to KILLP under the Subscription Agreement are subject to the following conditions:

delivery by KILLP to Kyoshoku of the following documents, in form and substance satisfactory to Kyoshoku:

(i) application for the Kyoshoku Common Shares;

(ii) application for the Kyoshoku Preferred Shares;

(iii) a copy of minutes of a meeting of SPIA's board of directors approving the subscription of the Kyoshoku Common Shares; and

(iv) written debt waivers and certificates confirming waiver of Kyoshoku's debt to KILLP in accordance with the terms of the Subscription Agreement.

Completion

Unless the parties agree in writing otherwise, the subscription of the Subscription Shares by PAIH (BVI) and the subscription of the Kyoshoku Common Shares and the Kyoshoku Preferred Shares by KILLP, shall be consummated and completed at the Completion Date, being the 7th day from the date of PAIH (BVI)'s written notice to Kyoshoku and KILLP confirming that all conditions precedent as set out in the Subscription Agreement have been fulfilled to its satisfaction or have been waived by it in writing. The conditions discussed above are expected to be fulfilled on or before 24 March 2005 and therefore it is currently expected that Completion shall take place on or before 31 March 2005. The same basis of valuation has been applied for the subscription of the Subscription Shares by PAIH (BVI) and the subscription of the Kyoshoku Common Shares and the Kyoshoku Preferred Shares by KILLP.

PAIH (BVI) may in respect of itself at any time waive in writing any of the conditions precedent and complete the transactions at an earlier date and such waiver may be made subject to such reasonable terms and conditions as are determined by PAIH (BVI). If any of the conditions precedent set out above under the heading "**1. Conditions in respect of PAIH (BVI)**" has not been fulfilled for any reason whatsoever and is not waived by PAIH (BVI) on or before 24 March 2005, then PAIH (BVI) may at its sole option (but without prejudice to any other right or remedy it may have), by written notice to KILLP and Kyoshoku elect to terminate the Subscription Agreement.

If any of the conditions precedent set out above under the heading "**2. Conditions in respect of Kyoshoku**" has not been fulfilled for any reason whatsoever and is not waived by Kyoshoku on or before 14 July 2005, then Kyoshoku may at its sole option (but without prejudice to any other right or remedy it may have), by written notice to PAIH (BVI) elect to terminate the Subscription Agreement.

Further announcement(s) will be made by the Company if any of such conditions are waived or if the Subscription Agreement is not completed by 31 March 2005 or is otherwise terminated.

Post-Completion Undertakings

If any of the following post-Completion undertakings is not fulfilled by KILLP and SPIA within a reasonable time after Completion, PAIH (BVI) shall be entitled to, at its sole and absolute discretion, rescind the Subscription Agreement and the Shareholders' Agreement and KILLP and SPIA shall be jointly and severally liable to compensate PAIH (BVI) for all its losses suffered as a result. In the alternative, PAIH (BVI) may, at its sole and absolute discretion, continue with the Subscription

Agreement and the Shareholders' Agreement and claim for damages from KILLP and SPIA for such breach.

(a) KILLP shall obtain full discharge of Kyoshoku's obligations under an existing loan agreement in relation to certain borrowings by Kyoshoku from a bank in the amount of 800 million Yen (equivalent to approximately HK$60,446,000) as at 30 November 2004 and full release and discharge of the securities thereunder,

(b) upon the delivery of the written waivers by SPIA in relation to Kyoshoku's debt to KILLP and the allotment of the Kyoshoku Common Shares and the Kyoshoku Preferred Shares and Kyoshoku's repayment of the outstanding balance of certain subordinated loans to SPIA, SPIA, KILLP and Kyoshoku in the amount of 1,100 million Yen (equivalent to approximately HK$83,113,000) as at 30 November 2004 shall cancel the relevant subordinated loan agreement,

(c) KILLP and SPIA shall have obtained the relevant written bank consent for the cancellation of the aforesaid subordinated loan, and

(d) KILLP shall procure the registration of capital structure and issued shares of common stock in Kyoshoku with the Legal Affairs Bureau forthwith.

The Subscription Agreement has not provided for the subscription of the Subscription Shares by PAIH (BVI) and the Kyoshoku Common Shares and the Kyoshoku Preferred Shares by KILLP being inter-conditional.

Disputes over the terms of the Subscription Agreement shall be resolved under the laws of Japan and will be settled by arbitration at the Arbitration Centre of Tokyo.

The subscription of the Subscription Shares per se does not constitute a connected transaction or a notifiable transaction under the Listing Rules.

3. THE REASONS FOR THE ENTERING INTO OF THE AGREEMENTS

Although Kyoshoku was loss-making as at 31 March 2004, the Directors believe that the investment of a controlling interest in Kyoshoku will complement the existing businesses and development plans of the Group as discussed below:

1. Total sales of the Group for the year ended 31 March 2004 was HK$4.4 billion, of which sales to the Japanese market was HK$146 million, constituting 3.3% of the Group's total sales for that period. Prior to this investment, the Group sold to the Japanese market through Japanese importers. After this investment, the Group can sell its products through Kyoshoku to consumers in Japan directly. The Directors believe that this investment will provide the Group with an opportunity to increase its sales to the Japanese market.

2. Kyoshoku owns three processing plants in Japan, processing seasoned, pickled, smoked and salted fish fillets and seafood product and it supplies these to the domestic Japanese market. The Directors believe that Kyoshoku can produce certain less time-sensitive branded retail products from the production facilities of the Group in the PRC at competitive costs.

3. Kyoshoku has an established direct sourcing network for frozen seafood products produced in Japan Sea. This investment will therefore enable the Group to source raw materials directly from source without buying through the exporters in Japan.

Whilst Kyoshoku recorded audited net liabilities as at 31 March 2004, it is expected that the financial position of Kyoshoku will improve on Completion following the issue and allotment of the Subscription Shares, the Kyoshoku Common Shares and the Kyoshoku Preferred Shares. The subscription proceeds for the Subscription Shares of 400 million Yen (equivalent to approximately HK$30,223,000) will be used as working capital to support Kyoshoku's operation following Completion.

In light of the above, the Board believes that the terms of the Agreements are fair and reasonable and in the interest of the Company and its Shareholders as a whole.

Set out below are Kyoshoku's existing shareholding of common stock structure and its shareholding of common stock structure immediately after Completion.


Before:
KILLP*
100%
Kyoshoku
After:
KILLP*
PAIH(BVI)
40%
60%
Kyoshoku

Note *: KILLP is an investment limited partnership incorporated in Japan. SPIA is the sole unlimited partner of KILLP and is a subsidiary of Sanyo Electric Co., Ltd., a company whose shares are listed on the Tokyo Stock Exchange of Japan. SPIA is principally engaged in providing investment advisory services, including the management of KILLP. KILLP is owned by an investment fund established in Japan, which is in turn owned by private investors.

Upon Completion, PAIH (BVI) or its nominee will become a holder of approximately 60% of the shares of common stock in Kyoshoku, which will become a subsidiary of the Company.

4. THE SHAREHOLDERS' AGREEMENT

Date	14 January 2005
Parties	(1) PAIH (BVI) (2) KILLP (3) Kyoshoku
Purpose	to set out the agreed manner to regulate the relationship among parties to the Shareholders' Agreement with regard to matters concerning the control, operation and management of Kyoshoku
Principal business of Kyoshoku	– processing, purchases and sales and import and export of agricultural and fishery products; and – manufacturing and sales of seasonings.
Board composition	the board of directors of Kyoshoku shall have five members; three of whom shall be designated by PAIH (BVI); and two of whom shall be designated by KILLP
Options	*(1) Call option to PAIH (BVI):* For the premium of 1,000 Yen (equivalent to approximately HK$76) paid by PAIH (BVI) to KILLP, call option has been granted to PAIH (BVI) by KILLP to purchase the Kyoshoku Common Shares at any time after the Kyoshoku Preferred Shares have been fully redeemed by Kyoshoku or after the Kyoshoku Preferred Shares have become non-redeemable. The purchase price per share of the Kyoshoku Common Shares shall be the net asset value per share of common stock in Kyoshoku based on the audited financial statements of Kyoshoku in the past fiscal year (i.e. annual results for the year ending 31 March). There is no agreed cap on the exercise price of the Call Option granted to PAIH (BVI) under the Shareholders' Agreement.

(2) *Put option to KILLP:*

A put option has been granted to KILLP by PAIH (BVI) to sell the Kyoshoku Common Shares to PAIH (BVI) at any time after five years from the date of the Shareholders' Agreement and if: (i) the Kyoshoku Preferred Shares have been fully redeemed by Kyoshoku or after the Kyoshoku Preferred Shares have become non-redeemable; (ii) Kyoshoku has no accumulated losses as at the date when KILLP exercises such put option; and (iii) upon compliance with all applicable requirements under the Listing Rules and all applicable laws and regulations. The selling price per share of the Kyoshoku Common Shares shall be the net asset value per share of common stock in Kyoshoku based on the audited financial statements of Kyoshoku in the past fiscal year, provided that the aggregate price shall not exceed 1.88 billion Yen (equivalent to approximately HK$142,048,000).

(3) *IPO Call Option to KILLP:*

If the call option granted to PAIH (BVI) as discussed in paragraph (1) above has been exercised and Kyoshoku obtains a listing on a leading stock exchange within 12 months thereafter, KILLP shall be entitled to re-purchase the Kyoshoku Common Shares from PAIH (BVI) at the same price as when the call option was originally exercised by PAIH (BVI), provided that the aggregate price shall not exceed 1.88 billion Yen (equivalent to approximately HK$142,048,000).

The pricing basis of the above-mentioned options (1) to (3) is the same as the Subscription Shares which shall be the net asset value per share of Kyoshoku based on the audited financial statements of Kyoshoku in the then preceding financial year.

The Company will comply with the relevant requirements under Chapters 14 and 14A of the Listing Rules in relation to options, upon the occurrence of certain events (including the expiry, transfer or exercise of the above options).

Pre-emptive Rights

Subject to the occurrence of certain events and the fulfillment of certain conditions, the Shareholders' Agreement sets out provisions for rights of first refusal and tag-along rights summarized as follows:–

(1) *Right of First Refusal:*

Under the Shareholders' Agreement, KILLP or PAIH (BVI) desiring to transfer its shares in Kyoshoku to any third party shall provide the other shareholder with a written offer to sell such shares in Kyoshoku to the other shareholder on identical terms and conditions proposed by the third party.

(2) *Tag Along Right:*

KILLP and PAIH (BVI) agreed that after the lapse of five years from the effective date as described in the paragraph headed "Effective Date" below, if either of them receives from a third party an offer to acquire all of its shareholding of common stock in Kyoshoku, it shall provide the other shareholder with a written offer to sell such shares in Kyoshoku to the other shareholder on identical terms and conditions proposed by the third party. The other shareholder may require the shareholder desiring the transfer to procure the purchase of the other shareholder's entire shareholding of common stock in Kyoshoku by that third party on the same terms and conditions as are offered by that third party.

Guarantee for Financial Support

PAIH (BVI) shall arrange bank financing to Kyoshoku not exceeding 1,400 million Yen (equivalent to approximately HK$105,780,000) (consisting of term loan, overdraft facilities, trade finance facilities and account receivable loans), which shall be solely guaranteed by PAIH (BVI) to, among other things, replace Kyoshoku's existing bank loans amounting to 800 million Yen (equivalent to approximately HK$60,446,000) to fund the needs for working capital of Kyoshoku.

Replacement Guarantees

As at the date of the Shareholders' Agreement, KILLP, SPIA and certain of Kyoshoku's existing directors have provided joint and several guarantees to customers of Kyoshoku. Such guarantees shall be withdrawn as of the effective date of the Shareholders' Agreement. Each of PAIH (BVI) and KILLP have undertaken to provide replacement guarantees on a

several basis in accordance with their respective relevant proportion of interest in the shares of common stock in Kyoshoku for any customers who were previously granted a guarantee and who desire a replacement guarantee to secure the obligations of Kyoshoku. The replacement guarantees to be provided by PAIH (BVI) will amount to 60 million Yen (equivalent to approximately HK$4,534,000) based on the management accounts of Kyoshoku as at 30 November 2004.

The aggregate amount of guarantee for financial support and the replacement guarantees to be given by PAIH (BVI) described above shall be 1,460 million Yen (equivalent to approximately HK$110,314,000).

Conditions — The Shareholders' Agreement is conditional upon the fulfillment of the conditions precedent which are subject to the satisfaction of PAIH (BVI) in accordance with the Subscription Agreement.

Effective Date — The Shareholders' Agreement shall become effective from the date on which PAIH (BVI) has become a shareholder of Kyoshoku, which shall be on or before 31 March 2005 or such other date as agreed between the parties to the Shareholders' Agreement.

5. THE IMPLICATIONS UNDER THE LISTING RULES

The transactions contemplated under the Agreements constitute discloseable transactions for the Company under Chapter 14 of the Listing Rules.

Shareholders' Approval

Upon Completion, the Transactions (including the Guarantee for Financial Support, the Replacement Guarantees, the Call Option to PAIH (BVI), the Put Option to KILLP and the IPO Call Option to KILLP as discussed under the section headed "The Shareholders' Agreement") will constitute discloseable and connected transactions of the Company under the Listing Rules, which must be made conditional on approval by the Independent Shareholders. The Company will comply with the relevant requirements under Chapters 14 and 14A of the Listing Rules in relation to options, upon the occurrence of certain events (including the expiry, transfer or exercise of the options described in the section headed "Options" above).

To the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, KILLP, Kyoshoku and SPIA and their respective associates are not Shareholders. N. S. Hong, which holds 507,893,438 Shares representing approximately 50.82% of the issued share capital of the Company as at

the Latest Practicable Date, and its associates are not interested in the Transactions and do not have any interest different from other Shareholders, other than N. S. Hong's indirect interest as a Shareholder. To the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, no Shareholders or any of their associates have interests in the Transactions which is different from other Shareholders. Therefore, no Shareholders are required to abstain from voting.

Written approval of the Transactions has already been obtained by the Company from N. S. Hong, which holds 507,893,438 Shares, representing approximately 50.82% of the issued share capital of the Company as at the Latest Practicable Date. N. S. Hong and its associates are not interested in the Transactions, other than N. S. Hong's indirect interest as a Shareholder. The Company has applied for the Stock Exchange for a waiver from the requirement to hold a physical Shareholders' general meeting of the Company to approve the Transactions under Rule 14A.43 of the Listing Rules. Upon the grant of such waiver from the Stock Exchange, Shareholders' approval by way of resolutions passed at a physical Shareholders' general meeting will not be required.

6. THE FINANCIAL EFFECT OF THE AGREEMENTS ON THE GROUP

After Completion, Kyoshoku will become a subsidiary of the Company and therefore the earnings and assets and liabilities of Kyoshoku will be consolidated into the Group's accounts. Save as aforesaid, the Directors consider that there will not be any material impact on the earnings and assets and liabilities of the Group after Completion.

7. GENERAL

The Group is principally engaged in the business of global sourcing, further processing on shore and international distribution of frozen seafood products, provision of shipping agency services and the cultivation, processing and supply of vegetables.

8. THE RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE

The Independent Board Committee has been appointed by the Board to advise the Independent Shareholders as to the fairness and reasonableness of the Transactions and as to whether the Transactions are in the interests of the Company and the Shareholders as a whole. G.K. Goh has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 21 of this circular which contains the recommendation from the Independent Board Committee to the Independent Shareholders concerning the Transactions and (ii) the letter from G.K. Goh set out on pages 22 to 28 of this circular which contains the recommendation of G.K. Goh to the Independent Board Committee in relation to the Transactions and the principal factors and reasons considered by G.K. Goh in arriving at its recommendation.

Having taken into account the advice from G.K. Goh and in particular the principal factors and reasons set out in the letter of advice from G.K. Goh, the Independent Board Committee considers that the terms of the Transactions are in the interests of the Company and the Shareholders as a whole and are fair and reasonable so far as the Company and the Independent Shareholders are concerned.

9. ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the board
Pacific Andes International Holdings Limited
Ng Swee Hong
Chairman



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司 *

(Incorporated in Bermuda with limited liability)
(Stock Code: 1174)

21 February 2005

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTIONS AND CONNECTED TRANSACTION

We refer to the circular of the Company dated 21 February 2005 to the Shareholders (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of the Transactions and as to whether the Transactions are in the interests of the Company and the Shareholders as a whole. G.K. Goh has been appointed by the Company as the independent financial adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 22 to 28 of the Circular.

Your attention is also drawn to the letter from the Board set out on pages 4 to 20 of the Circular and the additional information set out in the appendix to the Circular.

Having considered the terms of the Transactions, and taken into account the advice from G.K. Goh and in particular the principal factors and reasons set out in the letter of advice from G.K. Goh, we consider that the terms of the Transactions are in the interests of the Company and the Shareholders as a whole and are fair and reasonable so far as the Company and the Independent Shareholders are concerned.

Yours faithfully,
Mr. Kwok Lam Kwong, Larry,
Mr. Lew V. Robert and
Mr. Yeh Man Chun, Kent
Independent Board Committee

* *For identification purposes only*

The following is the text of the letter prepared by G.K. Goh for the purposes of inclusion in the Circular:



G.K. Goh Securities (H.K.) Limited

Suite 1808
Alexandra House
16-20 Chater Road
Central
Hong Kong

21 February 2005

To the Independent Board Committee and Independent Shareholders of Pacific Andes International Holdings Limited

Dear Sirs,

DISCLOSEABLE TRANSACTIONS AND CONNECTED TRANSACTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee in relation to the Transactions, details of which are contained in a circular (the "Circular") to the Shareholders dated 21 February 2005, of which this letter forms part. Expressions used in this letter have the same meanings as defined in the Circular unless the context otherwise requires.

An independent board committee comprising Messrs. Kwok Lam Kwong, Larry, Lew V. Robert and Yeh Man Chun, Kent being the independent non-executive Directors, has been formed to advise the Independent Shareholders in relation to the Transactions.

As upon Completion, KILLP will become a substantial shareholder of Kyoshoku, which will be a non wholly-owned subsidiary of the Company, KILLP will become a connected person of the Company under the Listing Rules and the Transactions will constitute discloseable and connected transactions for the Company. KILLP, SPIA and their respective associates does not hold any Shares. N. S. Hong, which holds approximately 50.82% of the issued share capital of the Company as at the Latest Practicable Date, and its associates are not interested in the Shareholders' Agreement other than N.S. Hong's indirect interest as a Shareholder, has given a written approval for the Transactions. The Company has applied to the Stock Exchange for a waiver from the requirement to hold a physical Shareholders' general meeting of the Company to approve the Transactions.

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular. The Directors have declared in a responsibility statement set out in the Appendix to the Circular that they collectively and individually

accept full responsibility for the accuracy of the information contained in the Circular. We have assumed that the information and representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the dispatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company or Kyoshoku or any of their respective subsidiaries or associates.

THE TRANSACTIONS

In arriving at our opinion for the fairness and reasonableness of the Transactions, we have considered the following principal factors and reasons:

Background for the Transactions

The Group is principally engaged in the business of global sourcing, further processing on shore and international distribution of frozen seafood products, provision of shipping agency services and the cultivation, processing and supply of vegetables. In expanding its business, the Group entered into the Subscription Agreement to invest in Kyoshoku with an aim to increase its sales in the Japanese market. Kyoshoku is principally engaged in the processing, purchases and sales and import and export of agricultural and fishery products, which falls within the Group's principal business. Upon Completion, the Company will be the controlling shareholder of Kyoshoku having an approximately 60% interest in the issued shares of common stock in Kyoshoku, with the balance 40% interest being held by KILLP, the original sole shareholder of Kyoshoku.

Pursuant to the Subscription Agreement, PAIH (BVI) has conditionally agreed to subscribe for the Subscription Shares for a consideration of 400 million Yen (equivalent to approximately HK$30,223,000), which has been determined based on the audited net liabilities of Kyoshoku as at 31 March 2004 and taking into account the Loan Capitalisation (as defined below). We understand from the Directors that such subscription proceeds will be used as working capital to finance Kyoshoku's operations. Pursuant to the Subscription Agreement, KILLP has conditionally agreed to subscribe for the Kyoshoku Common Shares and the Kyoshoku Preferred Shares by way of capitalising (the "Loan Capitalisation") an amount of 966.7 million Yen (equivalent to approximately HK$73,041,000) of shareholders' loans due from Kyoshoku to KILLP so as to strengthen the capital base of Kyoshoku. It was further agreed that the Kyoshoku Preferred Shares would not be redeemed when Kyoshoku has no retained earnings, and if the Kyoshoku Preferred Shares have not been redeemed within 10 years from the date of Completion, they would become non-redeemable thereafter. The Kyoshoku Preferred Shares are not entitled to any dividends and dividends are payable on the shares of common stock in Kyoshoku only if it has retained earnings. In addition, the Kyoshoku Preferred Shares carry no voting rights.

Since Kyoshoku will become a non wholly-owned subsidiary of the Company upon Completion, the Shareholders' Agreement was entered into with KILLP so as to clearly set out each party's rights, responsibilities and agreed manner relating to the control, management and operations of Kyoshoku in the future. The Transactions contemplated under the Shareholders' Agreement principally involve the granting of the call and put options between KILLP and PAIH (BVI) and the provision by PAIH (BVI) of a sole guarantee in favour of the relevant bank.

The options

Reasons

The options (the "Options") granted between KILLP and PAIH (BVI) under the Shareholders' Agreement are all related to the right of sale and purchase of the Kyoshoku Common Shares, which represents approximately 40% interests of the enlarged issued shares of common stock in Kyoshoku, details are summarized as follows:

- The call option (the "Call Option") granted by KILLP to PAIH (BVI) relates to the purchase by PAIH (BVI) of the Kyoshoku Common Shares at any time after the Kyoshoku Preferred Shares have been fully redeemed or after the Kyoshoku Preferred Shares have become non-redeemable. The purchase price per share of the Kyoshoku Common Shares shall be the net asset value per share of common stock in Kyoshoku based on the audited financial statements of Kyoshoku in the past fiscal year;

- the put option (the "Put Option") granted to KILLP by PAIH (BVI) relates to the sale to PAIH (BVI) of the Kyoshoku Common Shares at any time after five years from the date of the Shareholders' Agreement if Kyoshoku Preferred Shares have been fully redeemed or after the Kyoshoku Preferred Shares have become non-redeemable and Kyoshoku has no accumulated losses as at the date when KILLP exercises the Put Option. The selling price per share of the Kyoshoku Common Shares shall be the net asset value per share of common stock in Kyoshoku based on the audited financial statements of Kyoshoku in the past fiscal year, provided that the aggregate price shall not exceed 1.88 billion Yen (equivalent to approximately HK$142,048,000) (the "Cap"); and

- the call option (the "IPO Call Option") granted by PAIH (BVI) to KILLP relates to the repurchase by KILLP of the Kyoshoku Common Shares from PAIH (BVI) in case where the Call Option has been exercised and Kyoshoku obtains a listing on a leading stock exchange within 12 months thereafter. The repurchase price per share of the Kyoshoku Common Shares shall be the price as when the Call Option was originally exercised by PAIH (BVI), provided that the aggregate price shall not exceed the Cap.

As noted from the latest management accounts of Kyoshoku as at 31 December 2004, Kyoshoku was mainly financed by the interest-bearing shareholders' loan granted from KILLP of 1.1 billion Yen (equivalent to approximately HK$83,113,000); and a bank loan of 800 million Yen (equivalent to approximately HK$60,446,000). Pursuant to the Subscription Agreement, the shareholders' loan due by Kyoshoku to KILLP will be capitalized as to 166.7 million Yen (equivalent to approximately HK$12,595,000) into the Kyoshoku Common Shares (which represent approximately 40% in the enlarged issued shares of common stock in Kyoshoku upon Completion) and as to 800 million Yen (equivalent to approximately HK60,446,000) into the Kyoshoku Preferred Shares (which are redeemable within 10 years if certain conditions as described above are fulfilled), with the balance of 133.3 million Yen (equivalent to approximately HK$10,072,000) remains outstanding after Completion. No agreement has been made as to whether such balance of shareholder's loan will be repaid to KILLP before the new bank facilities to be arranged by PAIH (BVI) is in place. We understand from the Directors that Kyoshoku's existing bank loan of 800 million Yen (equivalent to approximately HK$60,446,000) is expected to be replaced by a new bank loan to be arranged and solely guaranteed by PAIH (BVI). The subscription proceeds for the Subscription Shares of 400 million Yen (equivalent to approximately HK$30,223,000) will be used as working capital to support Kyoshoku's operation following Completion. In this circumstance, despite the fact that PAIH (BVI) will upon Completion become an approximately 60% shareholder of Kyoshoku, PAIH (BVI) will essentially be providing the entire additional working capital in cash to finance Kyoshoku's operations.

Based on these circumstances, we consider that the Call Option, upon exercise, will enable PAIH (BVI) to gain full voting control over Kyoshoku which reflect PAIH (BVI)'s financial support granted to Kyoshoku through the subscription for the Subscription Shares and in arranging new bank financing for Kyoshoku by giving sole guarantee in favour of the relevant bank. Similarly, with the granting of the Call Option to PAIH (BVI) by KILLP, the granting of the Put Option to KILLP by PAIH (BVI) represents the reciprocal arrangement of the Call Option.

As stated in the "Letter from the Board", with the subscription proceeds for the Subscription Shares and the Loan Capitalisation, the financial position of Kyoshoku would improve on Completion. Furthermore, the new bank loans to be arranged by PAIH (BVI) to Kyoshoku are of more favourable terms than Kyoshoku's existing bank loans which is in the interests of Kyoshoku. We consider that having the Call Option and the Put Option in place is in the interest of the Company and the Shareholders because PAIH (BVI) will be entitled to a right under the Call Option and having the opportunity under the Put Option to take full control of the entire issued shares of common stock in Kyoshoku such that PAIH (BVI) will be able to align its percentage of equity interest in Kyoshoku with the extent of Bank Guarantee to be provided, and the risk of providing full financial support to Kyoshoku could be proportionally commensurate.

For the IPO Call Option, it can only be exercised if the Call Option has been exercised by PAIH (BVI) and if Kyoshoku obtains a listing within 12 months thereafter. Upon the exercise of the Call Option, PAIH (BVI) will then become the

sole shareholder of the entire issued shares of common stock in Kyoshoku and is in a position to consider and determine the timing of the listing of the shares of common stock in Kyoshoku whereas KILLP is obliged to sell the Kyoshoku Common Shares to PAIH (BVI) regardless of whether or not Kyoshoku obtains a listing for its shares of common stock. Since following the exercise of the Call Option, PAIH (BVI) will be in a position to determine the timing of listing of shares of common stock in Kyoshoku (whether within or beyond 12 months after the exercise of the Call Option), we consider it fair and reasonable for PAIH (BVI) to grant to KILLP the IPO Call Option which can only be exercised if Kyoshoku obtains a listing within 12 months after the exercise of the Call Option by PAIH (BVI).

Given the above, we consider that the granting of the Put Option and the IPO Call Option is fair and reasonable so far as the Company and the Independent Shareholders are concerned and is also in the interests of the Company and the Shareholders taken as a whole.

Exercise price of the Options

The pricing basis of the Options is the same as the Subscription Shares which shall be the net asset value per share of Kyoshoku based on the audited financial statements of Kyoshoku in the then preceding financial year. Furthermore, as the Cap sets a ceiling to the price payable by PAIH (BVI) for the purchase of the Kyoshoku Common Shares under the Put Option, PAIH (BVI) will not be exposed to an unlimited amount.

In the case of the Call Option, as PAIH (BVI) has the sole discretion to determine whether or not and as to the timing of exercise the Call Option, we consider it acceptable that no agreed cap is set for the purchase price of the Kyoshoku Common Shares under the Call Option. In the case of the IPO Call Option, the pricing basis will be equivalent to the price as when the Call Option was originally exercised by PAIH (BVI), provided that the aggregate price payable under the IPO Call Option shall not exceed the Cap, whereby it will not have adverse effect on PAIH (BVI).

Given the above and the fact that the actual exercise price will be based on the audited net asset value of Kyoshoku in the past fiscal year preceding the particular transaction time, we consider the respective exercise price underlying the Options are fair and reasonable so far as the Company and the Independent Shareholders are concerned and is also in the interests of the Company and the Shareholders taken as a whole.

Provision of guarantees to bank

Pursuant to the Shareholders' Agreement, PAIH (BVI) shall arrange bank financing to Kyoshoku of up to 1,400 million Yen (equivalent to approximately HK$105,780,000) which shall be solely guaranteed by PAIH (BVI) (the "Bank Guarantee"). We understand from the Directors that part of this new bank loans will be used to replace in full the existing bank loans of Kyoshoku which amounted to 800 million Yen (equivalent to approximately HK$60,446,000) as at 31 December

2004. We have been advised by the Directors that PAIH (BVI) is willing to give the Bank Guarantee because the indicative terms of the bank financing to be arranged by PAIH (BVI) are more favourable in terms of interest rate charged than those of Kyoshoku's existing borrowings, and will benefit Kyoshoku by having a lower financing cost.

Notwithstanding the fact that the Bank Guarantee is to be solely given by PAIH (BVI), we have been advised by the Directors whom have been confirmed by KILLP that, KILLP, being an investment fund, is prohibited to give its pro-rata guarantees of such amount underlying the Bank Guarantee. We also note that KILLP had not given any guarantee to the bank creditor of Kyoshoku in respect of the existing 800 million Yen (equivalent to approximately HK$60,446,000) outstanding bank loans. However, pursuant to the Shareholders' Agreement, KILLP has agreed to cancel the repayment obligations of Kyoshoku of the shareholders' loans due to KILLP of 966.7 million Yen (equivalent to approximately HK$73,041,000) as at 31 December 2004 by effecting the Loan Capitalisation. Furthermore, the Kyoshoku Preferred Shares to be issued as a result of the Loan Capitalisation cannot be redeemed when Kyoshoku has no retained earnings, and if the Kyoshoku Preferred Shares have not been redeemed within 10 years from the date of Completion, they would become non-redeemable thereafter. However, we have been advised by the Directors that redemption of Kyoshoku Preferred Shares is not subject to the release of the Bank Guarantee to be given by PAIH (BVI)) but can only happen when Kyoshoku has retained earnings. Furthermore, there is no agreement as to whether redemption of Kyoshoku Preferred Shares or repayment of any debt owed by Kyoshoku and to be guaranteed by PAIH (BVI)) would take place first. Notwithstanding this, given that the Kyoshoku Preferred Shares can only be redeemed when Kyoshoku has retained earnings, and PAIH (BVI) is the controlling shareholder of Kyoshoku which could monitor the repayment priority of the liabilities of Kyoshoku, we regard the redemption arrangement of the Kyoshoku Preferred Shares to be fair and reasonable so far as the Company and the Independent Shareholders are concerned.

We consider that in light of the Loan Capitalisation and the granting of the Call Option by KILLP to PAIH (BVI) and the Put Option by PAIH (BVI) to KILLP, the provision by PAIH (BVI) of the Bank Guarantee reflects PAIH (BVI)'s interest underlying the entire issued shares of common stock in Kyoshoku if the Call Option or the Put Option (as the case may be) has been exercised.

The amount of Bank Guarantee represents approximately 8.5% of the unaudited consolidated net assets of the Group as at 30 September 2004. However, with the Loan Capitalisation, the proceeds from the Subscription Shares and the more favourable terms available under the new bank financing to be arranged by PAIH (BVI) upon Completion whereby Kyoshoku could lower its financing costs, we concur with the views of the Directors that, barring unforeseeable circumstances, the financial position of Kyoshoku could be improved immediately following Completion and that Kyoshoku would have a larger and cheaper capital base to finance its operation and to meet its liabilities. Furthermore, the Directors confirmed that given the amount of the Bank Guarantee as compared to the current financial position of the Group,

the provision of the Bank Guarantee would not have a material adverse impact on the financial position of the Group upon Completion. In this circumstances, we consider that the provision of the Bank Guarantee by PAIH (BVI), as the controlling shareholder of Kyoshoku, is fair and reasonable so far as the Company and the Shareholders are concerned.

Provision of replacement guarantee to customers of Kyoshoku

The replacement guarantees to be given by each of PAIH (BVI) and KILLP to customers of Kyoshoku will be provided to those existing customers who have already been previously granted a guarantee given by directors of Kyoshoku or SPIA or KILLP prior to the completion of the Subscription Agreement, and who desire a replacement guarantee to secure the obligations of Kyoshoku. We have been advised by the Directors whom have been advised by KILLP that given the relatively smaller amount underlying the replacement guarantees given to customers of Kyoshoku as compared to the amount underlying the Bank Guarantee, KILLP is able to give such guarantees to the existing customers of Kyoshoku. Based on the management accounts of Kyoshoku as at 30 November 2004, the 60% proportional replacement guarantees to be provided by PAIH (BVI) (on a several basis) amounted to 60 million Yen (equivalent to approximately HK$4,534,000), represents approximately 0.4% of the unaudited consolidated net assets of the Group as at 30 September 2004, which is not material.

Given the fact that PAIH (BVI) will become the controlling shareholder of Kyoshoku, the provision of the replacement guarantee to existing customers of Kyoshoku could continue and secure the relationship between Kyoshoku and its customers; and that the provision of such replacement guarantee by each of PAIH (BVI) and KILLP will be made on a several basis with reference to their respective proportional interest in the common share capital of Kyoshoku, we consider the provision of the replacement guarantee is in the interests of the Company and the Shareholders as a whole and is also fair and reasonable so far as the Company and the Independent Shareholders are concerned.

RECOMMENDATION

Having considered the principal factors and reasons referred to the above, we consider that the Transactions are in the interests of the Company and the Shareholders as a whole, and that the terms thereof are fair and reasonable so far as the Company and the Independent Shareholders are concerned.

Yours faithfully,
For and on behalf of
G. K. Goh Securities (H.K.) Limited

Alex Lau
Executive Vice President

Flavia Hung
Senior Vice President

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purposes of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company and their associates in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive or any associated corporation is taken or deemed to have under such provisions of the SFO); or were required to be entered in the register maintained by the Company pursuant to section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies (together the "Discloseable Interest"), were as follows:

(i) Shares

	Number of ordinary shares and warrants held (long positions)			
Name of directors	Personal Interests	Family Interests	Corporate Interests	Percentage of the issued share capital of the Company
Ng Swee Hong				
- shares	-	-	507,893,438 *(note a)*	50.82%
- warrants	-	-	101,157,087 *(note a)*	10.12%
Ng Joo Siang				
- shares	-	422,000 *(note b)*	-	0.04%
- warrants	-	84,400 *(note b)*	-	negligible
Ng Puay Yee				
- shares	1,176,000	-	-	0.12%
- warrants	235,200	-	-	0.02%
Cheng Nai Ming				
- shares	1,745,280	-	-	0.17%
- warrants	349,056	-	-	0.03%

Notes:

(a) These shares and warrants are registered in the name of N.S. Hong Investment (BVI) Limited, representing approximately 50.82% of the issued share capital of the Company, and Mr. Ng Swee Hong is deemed to be interested in these shares and warrants by virtue of the fact that N.S. Hong Investment (BVI) Limited, a corporation, is accustomed to act in accordance with his directions.

(b) These shares and warrants are held under the name of the spouse of Ng Joo Siang.

(ii) Share options scheme

The following table discloses Directors' personal interests in share options to subscribe for shares in the Company:

Directors	Period during which option are exercisable	Subscription price per share	Date of grant	Number of share options and underlying shares held as at the Latest Practicable Date
		HK$		
Cheng Nai Ming	21.8.2000 to 20.8.2005	0.3336	21.2.2000	4,000,000

Save as disclosed in (i) and (ii) above, as at the Latest Practicable Date, none of the Directors or chief executives of the Company or their respective associates had any Discloseable Interest.

INTERESTS OF SHAREHOLDERS

Save as disclosed herein, as at the Latest Practicable Date, as far as is known to the Directors and the chief executive of the Company, the following persons have an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of the nominal value of any class of share

capital carrying rights to vote in all circumstances at general meetings of any member of the Group:–

Interest in the Company

Name of shareholders	Capacity	Number of issued ordinary shares and warrants held (long positions)	Percentage of the issued share capital of the Company
Ng Swee Hong	Beneficial owner		
– shares		507,893,438	50.82%
– warrants		101,157,087	10.12%
		(note a)	
Cheah Cheng Hye	Beneficial owner		
– shares		119,969,802	12.00%
– warrants		23,993,960	2.40%
		(note b)	

Notes:

(a) These shares and warrants are registered in the name of N.S. Hong Investment (BVI) Limited and Mr. Ng Swee Hong is deemed to be interested in these shares and warrants by virtue of the fact that N.S. Hong Investment (BVI) Limited, a corporation, is accustomed to act in accordance with his directions.

(b) Cheah Cheng Hye holds a total of 119,969,802 shares and 23,993,960 warrants by virtue of his deemed interest in the shares and warrants held by Value Partners Limited.

Interest in China Fisheries International Limited ("CFIL")

	Percentage of the issued share capital
Zhonggang Fisheries Limited ("Zhonggang")	49.9%
Jade China Investments Limited	48.1%
Pacific Andes (Holdings) Limited ("PAH")	51.9%
	(note a)

Note:

(a) PAH held an aggregate of 51.9% indirect interest in CFIL through two of its subsidiaries. PAH holds 100% and 70% interest in Golden Target Pacific Limited and Zhonggang respectively, which in turn hold 2% and 49.9% interest in CFIL respectively.

Save as disclosed above, as at the Latest Practicable Date, no other person has an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or who is directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known by the Directors to be pending or threatened against any member of the Group.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contracts with the Company or any of its subsidiaries other than contracts expiring or determinable by the Company within one year without payment of any compensation (other than statutory compensation).

COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their respective associates was interested in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

MATERIAL ADVERSE CHANGES

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial and trading position of the Group since 31 March 2004, the date to which the latest audited financial statements of the Group were made up.

OTHER INTERESTS

Save as disclosed above, so far as the Directors are aware, as at the Latest Practicable Date:

(a) none of the Directors and G.K. Goh had any direct or indirect interest in any assets which have been, since the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by, or leased to any member of the Group, or are proposed to be acquired or disposed of by, or leased to, any member of the Group; and

(b) none of the Directors was materially interested in any contract or arrangement which is subsisting as at the date of this circular and which is significant in relation to the business of the Group (including any company which will become a subsidiary of the Company by reason of an acquisition which has been agreed or proposed since the date to which the latest published accounts of the Group have been made up).

EXPERT AND CONSENT

The following are the qualifications of the expert who has given opinion or advice which is contained in this circular:

Name	Qualification
G.K. Goh	G.K. Goh Securities (H.K.) Limited, a licensed corporation for types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO, being appointed as independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Transactions

G.K. Goh Holdings Limited, the holding company of G.K. Goh, is interested in (i) 96,104 shares in Pacific Andes (Holdings) Limited, a member of the Group, represents approximately 0.018% of the issued share capital of Pacific Andes (Holdings) Limited; and (ii) 471,621 warrants in Pacific Andes (Holdings) Limited, which entitles to subscribe for 471,621 shares in Pacific Andes (Holdings) Limited, represents approximately 0.087% of the issued share capital of Pacific Andes (Holdings) Limited. Save for the above, G.K. Goh is not beneficially interested in the share capital of any member of the Group nor has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

G.K. Goh has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they respectively appear.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the Principal place of business of the Company at Rooms 3201-3215, Hong Kong Plaza, 188 Connaught Road West, Hong Kong during normal business hours on any weekday, except public holidays, from the date of this circular up to and including 10 March 2005:

(a) the Agreements;

(b) Letter from G.K. Goh; and

(c) the consent letter from G.K. Goh as described in the section headed "Expert and Consent" above.

GENERAL

(a) The Secretary and Qualified Accountant of the Company is Mr. Cheng Nai Ming, an associate member of Hong Kong Institute of Certified Public Accountant. Mr. Cheng is also the finance director of the Company.

(b) The Company's share registrars and transfer office is Secretaries Limited, Ground Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(c) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

Tuesday, February 8, 2005 The Standard

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

EXTENSION OF TIME FOR DESPATCH OF CIRCULAR

The Company has applied to the Stock Exchange for an extension of time to despatch the Circular in respect of certain discloseable transactions and connected transaction to the Shareholders to 21 February 2005.

Reference is made to the announcement of the Company dated 19 January 2005 in respect of certain discloseable transactions and connected transaction of the Company ("**Announcement**"). Unless otherwise defined, all terms used herein shall have the same meanings as defined in the Announcement.

Pursuant to the Listing Rules, the Company is required to, amongst other things, send a circular ("**Circular**") in respect of the aforesaid transactions to the Shareholders and the Stock Exchange within 21 days after publication of the Announcement.

Owing to the overlapping of the 21-day time limit with the upcoming Lunar New Year public holiday, the time allowed for the preparation of the Circular has been shortened. The Company has therefore made an application to the Stock Exchange for a waiver from strict compliance with Rules 14.38 and 14A.49 of the Listing Rules and to extend the deadline for despatch of the Circular from 10 February 2005 to 21 February 2005.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 7 February 2005

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

（股份代號：1174）

延遲寄發通函

本公司已向聯交所申請延遲寄發載有須予披露交易及關連交易之通函予股東至二零零五年二月二十一日。

謹請參閱本公司於二零零五年一月十九日刊發之有關須予披露交易及關連交易之公佈（「公佈」）。除文義另有所指外，該公佈所界定之詞彙與本公佈具相同涵義。

遵照上市規則，本公司須於該公佈起計21日內向股東及聯交所寄發一份載述該等交易之通函（「通函」）。

由於21日期限與即將來臨的農曆新年公眾假期重疊，所以準備通函的時間不足。因此，本公司已向聯交所申請豁免嚴格遵從上市規則第14.38條及14A.49條，通函之寄發日期由二零零五年二月十日押後至二零零五年二月二十一日。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零五年二月七日

於本公佈發表日期，本公司之執行董事為黃垂璽先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司之獨立非執行董事為郭琳廣先生、劉嘉彥先生及葉文俊先生。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2004 OF PACIFIC ANDES (HOLDINGS) LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 65% owned subsidiary, the shares and warrants which are listed on the Singapore Exchange Securities Trading Limited, and its subsidiaries (the "PAH Group") and the third quarter and nine months ended 31 December 2004.

This announcement is a reproduction of the announcement made by PAH pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited on 3 February 2005. Hereinbelow is the unaudited consolidated results of PAH and the PAH Group for the third quarter and nine months ended 31 December 2004, is made pursuant to the disclosure obligation under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements and consolidated financial statements of PAH and the PAH Group are properly drawn up in accordance with the provision of the Singapore Financial Reporting Standards and are released in the web site of www.sgx.com of the Singapore Exchange Securities Trading Limited on 3 February 2005.

1(a) **An income statement (for the PAH Group) together with a comparative statement for the corresponding period of the immediately preceding financial year**

Income Statement for the Third Quarter and Nine Months ended 31 December 2004

	PAH Group					
	Third quarter ended		Increase/ (decrease)	Nine months ended		Increase
	31.12.2004 HK$'000	31.12.2003 HK$'000	%	31.12.2004 HK$'000	31.12.2003 HK$'000	%
Revenue	496,225	449,984	10.3	1,473,703	1,376,094	7.1
Cost of sales	(456,469)	(414,425)	10.1	(1,340,618)	(1,252,979)	7.0
Gross profit	39,756	35,559	11.8	133,085	123,115	8.1
Other operating income	553	194	185.1	1,730	1,014	70.6
Selling and distribution expenses	(3,760)	(3,454)	8.9	(14,055)	(13,592)	3.4
Administrative expenses	(12,892)	(10,527)	22.5	(35,291)	(30,853)	14.4
Profit from operations	23,657	21,772	8.7	85,469	79,684	7.3
Finance costs	(12,897)	(10,273)	25.5	(33,233)	(29,634)	12.1
	10,760	11,499	(6.4)	52,236	50,050	4.4
Share of results of associates	7,266	-	NM	19,943	-	NM
Profit before taxation	18,026	11,499	56.8	72,179	50,050	44.2
Taxation	(650)	(500)	30.0	(1,750)	(1,455)	20.3
Profit after taxation	17,376	10,999	58.0	70,429	48,595	44.9
Minority interests	(859)	-	NM	(4,400)	-	NM
Net profit for the period	16,517	10,999	50.2	66,029	48,595	35.9

	PAH Group					
	Third quarter ended		Increase	Nine months ended		Increase/ (decrease)
	31.12.2004 HK$'000	31.12.2003 HK$'000	%	31.12.2004 HK$'000	31.12.2003 HK$'000	%
Other operating income including interest income	553	194	185.1	1,730	1,014	70.6
Interest on borrowings	(12,897)	(10,273)	25.5	(33,233)	(29,634)	12.1
Amortisation of goodwill	(961)	-	NM	(1,601)	-	NM
Depreciation expenses	(1,179)	(992)	18.9	(4,172)	(4,790)	(12.9)
Foreign exchange gain	355	64	454.7	412	311	32.5
Loss on disposal of property, plant and equipment	-	-	NM	(211)	(11)	1,818.2

Notes:

a. A substantial portion of the PAH Group's profit neither arises in, nor is derived from, Hong Kong and accordingly it is not subject to Hong Kong Profits Tax. PAH has no assessable income in Singapore.

b. Minority interests represented the share of profit by the minority shareholder of Zhonggang Fisheries Limited.

c. Most of our sales of vegetables to Europe are denominated in Euro. Due to the appreciation of Euro during the 3QFY2005, a substantial increase in foreign exchange gain is resulted.

1(b) (i) **A balance sheet (for PAH and the PAH Group), together with a comparative statement as at the end of the immediately preceding financial year.**

	PAH Group		PAH	
	31.12.2004 HK$'000	31.03.2004 HK$'000	31.12.2004 HK$'000	31.03.2004 HK$'000
NON-CURRENT ASSETS				
Property, plant and equipment	50,681	49,819	-	-
Investment properties	19,800	19,800	-	-
Goodwill	103,391	-	-	-
Long term deposits	404,430	-	-	-
Interests in subsidiaries	-	-	767,387	791,993
Interests in associates	295	77	-	-
Other assets	2,728	2,728	-	-
	581,325	72,424	767,387	791,993
CURRENT ASSETS				
Inventories	312,126	325,565	-	-
Trade receivables	307,787	687,477	-	-
Trade receivables with insurance coverage	32,356	136,487	-	-
Other receivables and prepayments	351,488	265,938	-	-
Advances to suppliers	165,642	-	-	-
Amounts due from associates	8,581	-	-	-
Bills receivable	-	127,526	-	-
Bank balances and cash	209,526	187,360	169	46
	1,387,506	1,730,353	169	46
CURRENT LIABILITIES				
Trade payables	222,102	35,235	-	-
Other payables	53,610	21,181	-	-
Tax liabilities	1,619	359	-	-
Amounts due to Pacific Andes International Holdings Limited and its subsidiaries	336	1,200	-	-
Bank advances drawn on discounted trade receivables with insurance coverage	28,718	46,423	-	-
Current portion of interest-bearing bank borrowings	648,697	851,790	-	-
	955,082	956,188	-	-
NET CURRENT ASSETS	432,424	774,165	169	46
NON-CURRENT LIABILITIES				
Interest bearing bank borrowings	4,705	5,202	-	-
Deferred taxation	144	144	-	-
	4,849	5,346	-	-
MINORITY INTERESTS	130,123	23	-	-
NET ASSETS	878,777	841,220	767,556	792,039
CAPITAL AND RESERVES				
Share capital	465,634	463,024	465,634	463,024
Reserves	413,143	378,196	301,922	329,015
	878,777	841,220	767,556	792,039

1(b) (ii) **Aggregate amount of the PAH Group's borrowings and debt securities**

Amount repayable in one year or less, or on demand

As at 31.12.2004		As at 31.03.2004	
Secured HK$'000	Unsecured HK$'000	Secured HK$'000	Unsecured HK$'000
665	648,032	665	851,125

Amount repayable after one year

As at 31.12.2004		As at 31.03.2004	
Secured HK$'000	Unsecured HK$'000	Secured HK$'000	Unsecured HK$'000
4,705	-	5,202	-

Details of any collateral

The PAH Group had pledged land and buildings with aggregate net carrying values of approximately HK$19.6 million (31.3.2004: HK$20.0 million) to secure the mortgage loan of the PAH Group granted by a bank.

1(c) **A cash flow statement (for the PAH Group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Third quarter ended		Nine months ended	
	31.12.2004 HK$'000	31.12.2003 HK$'000	31.12.2004 HK$'000	31.12.2003 HK$'000
Operating activities				
Profit before income tax and share of results of associates	23,657	21,772	85,469	79,684
Adjustments for:				
Interest income	(242)	(105)	(680)	(925)
Depreciation expenses	1,179	992	4,172	4,790
Amortisation of goodwill	961	-	1,601	-
Loss on disposal of property, plant and equipment	-	-	211	11
Operating cash flows before movements in working capital	25,555	22,659	90,773	83,560
Inventories	94,797	52,280	32,566	96,749
Trade receivables, other receivables and prepayments	125,955	(89,295)	417,120	(52,757)
Advances to suppliers	(153,058)	2,460	(165,642)	(10,205)
Amounts due from associates	(93,047)	-	(106,204)	-
Bills receivable	60,620	6,794	127,526	(27,294)
Bank advances drawn on discounted trade receivables with insurance coverage	17,243	(2,120)	(17,705)	(1,380)
Trade and other payables	(6,487)	(10,952)	(38,220)	(219,835)
Cash generated from (used in) operations	71,578	(18,174)	340,214	(131,162)
Interest paid	(12,897)	(10,273)	(33,233)	(29,634)
Income tax paid	-	-	(490)	(207)
Net cash from (used in) operating activities	58,681	(28,447)	306,491	(161,003)
Investing activities				
Interest received	242	105	680	923
Proceeds on disposal of property, plant and equipment	-	-	-	5
Purchase of property, plant and equipment	(1,584)	-	(5,476)	(3,932)
Net cash inflow (outflow) arising on acquisition of a subsidiary	24,050	-	(76,883)	-
Net cash from (used in) investing activities	22,708	105	(81,679)	(3,002)
Financing activities				
Dividend paid	-	-	(31,082)	(23,731)
Issue of ordinary shares	144	-	2,610	69,594
Contribution from minority interest	-	-	30,280	-
Net cash repaid to Pacific Andes International Holdings Limited and its subsidiaries	(388)	(60)	(864)	(2,412)
Net bank borrowings raised (repaid)	53,395	(34,002)	(217,952)	88,771
Net cash from (used in) financing activities	53,151	(34,062)	(217,008)	132,222
Net increase (decrease) in cash and cash equivalents	134,540	(62,404)	7,804	(31,783)
Cash and cash equivalents at beginning of the period	60,124	189,755	186,860	159,134
Cash and cash equivalents at end of the period	194,664	127,351	194,664	127,351

1(d) (i) **A statement (for PAH and the PAH Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Share capital HK$'000	Share premium HK$'000	Revaluation reserve HK$'000	Exchange translation reserve HK$'000	Goodwill HK$'000	Retained profits HK$'000	Total HK$'000
PAH Group							
Balance at 1 April 2003	417,956	-	33	(18)	(24,883)	312,177	705,265
Share issued at premium	45,068	24,526	-	-	-	-	69,594
Final dividend for FY 2003	-	-	-	-	-	(23,731)	(23,731)
Net profit	-	-	-	-	-	37,596	37,596
Balance at 30 September 2003	463,024	24,526	33	(18)	(24,883)	326,042	788,724
Net profit	-	-	-	-	-	10,999	10,999
Balance at 31 December 2003	463,024	24,526	33	(18)	(24,883)	337,041	799,723
Balance at 1 April 2004	463,024	24,272	33	(18)	(24,883)	378,792	841,220
Exercise of warrants	2,466	-	-	-	-	-	2,466
Final dividend for FY 2004	-	-	-	-	-	(31,082)	(31,082)
Net profit	-	-	-	-	-	49,512	49,512
Balance at 30 September 2004	465,490	24,272	33	(18)	(24,883)	397,222	862,116
Exercise of warrants	144	-	-	-	-	-	144
Net profit	-	-	-	-	-	16,517	16,517
Balance at 31 December 2004	465,634	24,272	33	(18)	(24,883)	413,739	878,777
PAH							
Balance at 1 April 2003	417,956	-	-	-	-	283,320	701,276
Share issued at premium	45,068	24,526	-	-	-	-	69,594
Final dividend for FY 2003	-	-	-	-	-	(23,731)	(23,731)
Net profit	-	-	-	-	-	50,080	50,080
Balance at 30 September 2003	463,024	24,526	-	-	-	309,669	797,219
Net loss	-	-	-	-	-	(3,238)	(3,238)
Balance at 31 December 2003	463,024	24,526	-	-	-	306,431	793,981
Balance at 1 April 2004	463,024	24,272	-	-	-	304,743	792,039
Exercise of warrants	2,466	-	-	-	-	-	2,466
Final dividend for FY 2004	-	-	-	-	-	(31,082)	(31,082)
Net profit	-	-	-	-	-	1,163	1,163
Balance at 30 September 2004	465,490	24,272	-	-	-	274,824	764,586
Exercise of warrants	144	-	-	-	-	-	144
Net profit	-	-	-	-	-	2,826	2,826
Balance at 31 December 2004	465,634	24,272	-	-	-	277,650	767,556

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)
(股份代號：1174)

太平洋恩利(控股)有限公司
截至二零零四年十二月三十一日止第三季及九個月
業績公布

太平洋恩利國際控股有限公司(「本公司」)之董事會(「董事會」)欣然公布本公司擁有65%權益之附屬公司太平洋恩利(控股)有限公司(「恩利控股」,其股份及認股權證於新加坡證券交易所有限公司上市)及其附屬公司(「恩利控股集團」)截至二零零四年十二月三十一日止第三季及九個月之未經審核綜合業績。

本公布乃轉載恩利控股根據新加坡證券交易所有限公司上市手冊於二零零五年二月三日所作之公布。以下恩利控股及恩利控股集團截至二零零四年十二月三十一日止第三季及九個月未經審核綜合業績乃根據香港聯合交易所有限公司證券上市規則第13.09條項下之披露責任所作出。

恩利控股及恩利控股集團之財務報表及綜合財務報表乃根據新加坡財務報告準則之規定妥為編製,並於二零零五年二月三日於新加坡證券交易所有限公司網站www.sgx.com公布。

1(a) 恩利控股集團之收益表,連同上一個財政年度同期之比較報表

截至二零零四年十二月三十一日止第三季及九個月之收益表

	恩利控股集團					
	截至二零零四年十二月三十一日止第三季 千港元	截至二零零三年十二月三十一日止第三季 千港元	增加/(減少) %	截至二零零四年十二月三十一日止九個月 千港元	截至二零零三年十二月三十一日止九個月 千港元	增加 %
營業額	496,223	449,984	10.3	1,473,703	1,376,094	7.1
銷售成本	(456,469)	(414,425)	10.1	(1,340,618)	(1,252,979)	7.0
毛利	39,756	35,559	11.8	133,085	123,115	8.1
其他經營收入	553	194	185.1	1,730	1,014	70.6
銷售及分銷支出	(3,760)	(3,454)	8.9	(14,055)	(13,592)	3.4
行政支出	(12,892)	(10,527)	22.5	(35,291)	(30,853)	14.4
經營溢利	23,657	21,772	8.7	85,469	79,684	7.3
財務支出	(12,897)	(10,273)	25.5	(33,233)	(29,634)	12.1
	10,760	11,499	(6.4)	52,236	50,050	4.4
所佔聯營公司業績	7,266	–	不適用	19,943	–	不適用
除稅前溢利	18,026	11,499	56.8	72,179	50,050	44.2
稅項	(650)	(500)	30.0	(1,750)	(1,455)	20.3
除稅後溢利	17,376	10,999	58.0	70,429	48,595	44.9
少數股東權益	(859)	–	不適用	(4,400)	–	不適用
本期間淨溢利	16,517	10,999	50.2	66,029	48,595	35.9

	恩利控股集團					
	截至二零零四年十二月三十一日止第三季 千港元	截至二零零三年十二月三十一日止第三季 千港元	增加 %	截至二零零四年十二月三十一日止九個月 千港元	截至二零零三年十二月三十一日止九個月 千港元	增加/(減少) %
包括利息收入之其他經營收入	553	194	185.1	1,730	1,014	70.6
借貸利息	(12,897)	(10,273)	25.5	(33,233)	(29,634)	12.1
商譽攤銷	(961)	–	不適用	(1,601)	–	不適用
折舊開支	(1,179)	(992)	18.9	(4,172)	(4,790)	(12.9)
外匯兌換收益	355	64	454.7	412	311	32.5
出售物業、機器及設備之虧損	–	–	不適用	(211)	(11)	1,818.2

附註:

a. 恩利控股集團大部分溢利並非產生或源於香港,故毋須繳付香港利得稅。恩利控股於新加坡並無應課稅收入。

b. 少數股東權益代表中港漁業有限公司少數股東應佔之溢利。

c. 本集團大部分售往歐洲之漁業銷售乃以歐羅計值,由於歐羅於二零零五年財政年度第三季升值,故導致外匯兌換收益大幅增加。

1(b) (i) 恩利控股及恩利控股集團之資產負債表,連同上一個財政年度結算日之比較報表。

	恩利控股集團		恩利控股	
	二零零四年十二月三十一日 千港元	二零零四年三月三十一日 千港元	二零零四年十二月三十一日 千港元	二零零四年三月三十一日 千港元
非流動資產				
物業、機器及設備	50,681	49,819	–	–
投資物業	19,800	19,800	–	–
商譽	103,391	–	–	–
長期押金	404,430	–	–	–
於附屬公司之權益	–	–	767,387	791,993
於聯營公司之權益	295	77	–	–
其他資產	2,728	2,728	–	–
	581,325	72,424	767,387	791,993
流動資產				
存貨	312,126	325,565	–	–
貿易應收款項	307,787	687,477	–	–
已投保之貿易應收款項	32,356	136,487	–	–

1(d) (i) 恩利控股及恩利控股集團之報表,呈列(i)所有資產變動或(ii)除因資本化發行及向股東作出分派以外之資產變動,連同上一個財政年度同期之比較報表。

	股本 千港元	股份溢價 千港元	重估儲備 千港元	匯兌儲備 千港元	商譽 千港元	滾存盈利 千港元	總計 千港元
恩利控股集團							
於二零零三年四月一日之結餘	417,956	–	33	(18)	(24,883)	312,177	705,265
按溢價發行股份	45,068	24,526	–	–	–	–	69,594
二零零三年財政年度末期股息	–	–	–	–	–	(23,731)	(23,731)
淨溢利	–	–	–	–	–	37,596	37,596
於二零零三年九月三十日之結餘	463,024	24,526	33	(18)	(24,883)	326,042	788,724
淨溢利	–	–	–	–	–	10,999	10,999
於二零零三年十二月三十一日之結餘	463,024	24,526	33	(18)	(24,883)	337,041	799,723
於二零零四年四月一日之結餘	463,024	24,272	33	(18)	(24,883)	378,792	841,220
行使認股權證	2,466	–	–	–	–	–	2,466
二零零四年財政年度末期股息	–	–	–	–	–	(31,082)	(31,082)
淨溢利	–	–	–	–	–	49,512	49,512
於二零零四年九月三十日之結餘	465,490	24,272	33	(18)	(24,883)	397,222	862,116
行使認股權證	144	–	–	–	–	–	144
淨溢利	–	–	–	–	–	16,517	16,517
於二零零四年十二月三十一日之結餘	465,634	24,272	33	(18)	(24,883)	413,739	878,777
恩利控股							
於二零零三年四月一日之結餘	417,956	–	–	–	–	283,320	701,276
按溢價發行股份	45,068	24,526	–	–	–	–	69,594
二零零三年財政年度末期股息	–	–	–	–	–	(23,731)	(23,731)
淨溢利	–	–	–	–	–	50,080	50,080
於二零零三年九月三十日之結餘	463,024	24,526	–	–	–	309,669	797,219
淨虧損	–	–	–	–	–	(3,238)	(3,238)
於二零零三年十二月三十一日之結餘	463,024	24,526	–	–	–	306,431	793,981
於二零零四年四月一日之結餘	463,024	24,272	–	–	–	304,743	792,039
行使認股權證	2,466	–	–	–	–	–	2,466
二零零四年財政年度末期股息	–	–	–	–	–	(31,082)	(31,082)
淨溢利	–	–	–	–	–	1,163	1,163
於二零零四年九月三十日之結餘	465,490	24,272	–	–	–	274,824	764,586
行使認股權證	144	–	–	–	–	–	144
淨溢利	–	–	–	–	–	2,826	2,826
於二零零四年十二月三十一日之結餘	465,634	24,272	–	–	–	277,650	767,556

1(d) (ii) 自上一個記錄期間結束以來之供股、發行紅利股份、股份購回、行使購股權或認股權證、兌換其他發行之資產證券、發行股份作為現金,或作為收購之代價或為任何其他目的而產生之恩利控股股本之變動詳情。亦呈列於本財政期間及於上一個財政年度同期結算日因兌換所有尚未行使可兌換項目而可能發行之股份數目。

於二零零五年財政年度第三季,因行使認股權證而發行151,500股每股面值0.20新加坡元之普通股。

於二零零四年十二月三十一日,根據太平洋恩利(控股)二零零一年購股權計劃,尚未行使之認股權證有119,588,873份(二零零三年十二月三十一日:122,542,500份),行使價為每份0.20新加坡元。另外,尚未行使的購股權有800,000份(二零零三年十二月三十一日:800,000份)。

恩利控股並未於二零零五年財政年度第三季內購買其任何股份。

2. 數據是否已經審核或審閱,並根據哪一項準則(例如新加坡核數準則910號(審閱財務報表之約定)或其他對等準則)

此等數據並未經恩利控股核數師審核或審閱。

3. 倘數據已經審核或審閱,則核數師報告(包括任何保留或重點)

不適用。

4. 是否採納與恩利控股最近期經審核年度財務報表相同之會計政策及計算方法。

恩利控股及恩利控股集團已於財務報表採納與截至二零零四年三月三十一日止年度經審核財務報表相同之會計政策及計算方法。

5. 倘會計政策及計算方法有任何變動(包括會計準則所需之任何規定),變動之內容、其原因及影響

不適用。

6. 恩利控股集團於本記錄期間及上一個財政年度同期之每股普通股盈利,經扣除就優先股息之任何撥備

流動資產				
存貨	312,126	325,565	–	–
貿易應收款項	307,787	687,477	–	–
已投保之貿易應收款項	32,356	136,487	–	–
其他應收款項及預付款項	351,488	265,938	–	–
墊款予供應商	165,642	–	–	–
應收聯營公司款項	8,581	–	–	–
應收票據	–	127,526	–	–
銀行結存及現金	209,526	187,360	169	46
	1,387,506	1,730,353	169	46
流動負債				
貿易應付款項	222,102	35,235	–	–
其他應付款項	53,610	21,181	–	–
稅務負債	1,619	359	–	–
結欠太平洋恩利國際控股有限公司及其附屬公司之款項	336	1,200	–	–
已投保貿易應收款項之貼現銀行墊款	28,718	46,423	–	–
計息銀行借貸－即期部分	648,697	851,790	–	–
	955,082	956,188	–	–
流動資產淨值	432,424	774,165	169	46
非流動負債				
計息銀行借貸	4,705	5,202	–	–
遞延稅項	144	144	–	–
	4,849	5,346	–	–
少數股東權益	130,123	23	–	–
資產淨值	878,777	841,220	767,556	792,039
資本及儲備				
股本	465,634	463,024	465,634	463,024
儲備	413,143	378,196	301,922	329,015
	878,777	841,220	767,556	792,039

1(b) (ii) **恩利控股集團之借貸及債務證券總額**

須於一年內或少於一年內償還，或按要求償還之款額

	於二零零四年十二月三十一日 有抵押 千港元	於二零零四年十二月三十一日 無抵押 千港元	於二零零四年三月三十一日 有抵押 千港元	於二零零四年三月三十一日 無抵押 千港元
	665	648,032	665	851,125

須於一年後償還之款額

	於二零零四年十二月三十一日 有抵押 千港元	於二零零四年十二月三十一日 無抵押 千港元	於二零零四年三月三十一日 有抵押 千港元	於二零零四年三月三十一日 無抵押 千港元
	4,705	–	5,202	–

任何抵押品之詳情

恩利控股集團將賬面淨值總額約為19,600,000港元（二零零四年三月三十一日：20,000,000港元）之土地及樓宇，作為銀行授予恩利控股集團之按揭貸款之抵押。

1(c) **恩利控股集團之現金流量表，連同上一個財政年度同期之比較報表。**

	截至二零零四年十二月三十一日止第三季 千港元	截至二零零三年十二月三十一日止第三季 千港元	截至二零零四年十二月三十一日止九個月 千港元	截至二零零三年十二月三十一日止九個月 千港元
經營業務				
除所得稅及未計所佔聯營公司業績前溢利	23,657	21,772	85,469	79,684
經下列各項調整：				
利息收入	(242)	(105)	(680)	(925)
折舊開支	1,179	992	4,172	4,790
商譽攤銷	961	–	1,601	–
出售物業、機器及設備之虧損	–	–	211	11
未計營運資金變動前之營運現金流量	25,555	22,659	90,773	83,560
存貨	94,797	52,280	32,566	96,749
貿易應收款項、其他應收款項及預付款項	125,955	(89,295)	417,120	(52,757)
墊款予供應商	(153,058)	2,460	(165,642)	(10,205)
應收聯營公司款項	(93,047)	–	(106,204)	–
應收票據	60,620	6,794	127,526	(27,294)
已投保貿易應收款項之貼現銀行墊款	17,243	(2,120)	(17,705)	(1,380)
貿易及其他應付款項	(6,487)	(10,952)	(38,220)	(219,835)
來自（用作）經營用途之現金	71,578	(18,174)	340,214	(131,162)
已付利息	(12,897)	(10,273)	(33,233)	(29,634)
已付所得稅	–	–	(490)	(207)
來自（用作）經營業務之現金淨額	58,681	(28,447)	306,491	(161,003)
投資業務				
已收利息	242	105	680	925
出售物業、機器及設備之收益	–	–	–	5
購買物業、機器及設備	(1,584)	–	(5,476)	(3,932)
收購一家附屬公司產生之現金流入（流出）淨額	24,050	–	(76,883)	–
來自（用作）投資業務之現金淨額	22,708	105	(81,679)	(3,002)
融資業務				
已付股息	–	–	(31,082)	(23,731)
發行普通股	144	–	2,610	69,594
來自少數股東權益之貢獻	–	–	30,280	–
償還予太平洋恩利國際控股有限公司及其附屬公司之現金淨額	(388)	(60)	(864)	(2,412)
籌集（償還）之銀行借貸淨額	53,395	(34,002)	(217,952)	88,771
來自（用於）融資業務之現金淨額	53,151	(34,062)	(217,008)	132,222
現金及現金等值項目增加（減少）淨額	134,540	(62,404)	7,804	(31,783)
期初之現金及現金等值項目	60,124	189,755	186,860	159,134
期終之現金及現金等值項目	194,664	127,351	194,664	127,351

不適用。

6. **恩利控股集團於本記錄期間及上一個財政年度同期之每股普通股盈利，經扣除就優先股息之任何股備**

每股普通股盈利	恩利控股集團 截至二零零四年十二月三十一日止第三季	截至二零零三年十二月三十一日止第三季	恩利控股集團 截至二零零四年十二月三十一日止九個月	截至二零零三年十二月三十一日止九個月
(i) 按已發行普通股之加權平均數為基準；及	3.04港仙	2.03港仙	12.17港仙	9.53港仙
(ii) 按全面攤薄為基準	2.76港仙	1.86港仙	11.06港仙	8.93港仙
每股基本及攤薄盈利乃按下列資料為基準計算：				
盈利	16,517,000港元	10,999,000港元	66,029,000港元	48,595,000港元
計算每股基本盈利所用普通股加權平均數	543,965,294	541,123,241	542,753,071	509,886,007
就下列各項對攤薄股份之潛在影響				
－購股權	365,217	318,072	356,787	356,469
－認股權證	54,645,803	48,744,830	53,924,989	33,747,800
計算每股攤薄盈利所用普通股加權平均數	598,976,314	590,186,143	597,034,847	543,990,276

7. **恩利控股及恩利控股集團之每股普通股資產淨值，乃按恩利控股於(a)本記錄期間及(b)上一個財政年度之結算日之已發行股本計算**

	恩利控股集團 二零零四年十二月三十一日	二零零四年三月三十一日	恩利控股 二零零四年十二月三十一日	二零零四年三月三十一日
按記錄期間結算日以現有已發行股本為基準之每股普通股有形資產淨值	1.43港元	1.55港元	1.41港元	1.46港元

8. **恩利控股集團之業務表現回顧，以必須合理了解恩利控股集團業務為限。回顧必需探討以下內容：**

(a) 任何影響恩利控股集團於本財政期間之營業額、成本及盈利之重要因素，包括（如適用）季節性或週期因素；及

(b) 任何影響恩利控股集團於本財政期間之現金流量、營運資金、資產或負債之重要因素。

<u>二零零五年財政年度第三季（「第三季」）與二零零四年財政年度第三季比較</u>

截至二零零四年十二月三十一日止第三季，恩利控股集團營業額增加10%至496,000,000港元。營業額較高原因為冷凍魚類銷售額增加，佔恩利控股集團總銷售額約96%。

於回顧期間，恩利控股集團之除稅後淨溢利亦增加50%至16,500,000港元。溢利有較高增長乃主要由於中國漁業國際有限公司（「中漁國際」）之淨額貢獻4,300,000港元所致。

本季度之行政支出增加23%，乃由於攤銷收購中漁國際產生之商譽所致。財務支出亦增加26%，此乃增加銀行借貸以撥付營運資金所需所致。

向中國出售之冷凍魚類銷售額繼續為恩利控股集團營業額主要來源。按地區計算，中國仍為主要市場，佔恩利控股集團總銷售額約90%。

<u>截至二零零四年十二月三十一日止九個月與截至二零零三年十二月三十一日止九個月比較</u>

回顧恩利控股集團於九個月期間之表現，營業額增加7%至1,474,000,000港元。股東應佔除稅後淨溢利亦隨之增加36%至66,000,000港元。

淨溢利大幅增加乃源自中漁國際溢利貢獻，而恩利控股集團於本財政年度內收購中漁國際49.9%股權。

於二零零四年十二月三十一日，恩利控股額外收購中漁國際2%股權。此項收購完成後，中漁國際成為恩利控股之間接附屬公司。中漁國際權益於恩利控股賬目中列作恩利控股集團附屬公司。於賬目綜合計入中漁國際之影響亦已於恩利控股集團之資產負債表反映。於二零零四年十二月三十一日，非流動資產增至581,000,000港元。同樣地，貿易應付款項及少數股東權益亦分別增至222,000,000港元及130,000,000港元。

9. **倘先前已向股東披露預測或前瞻性陳述，預測或前瞻性陳述與真確業績之差別**

恩利控股集團於二零零五年財政年度第三季之表現與其二零零五年財政年度第二季財務業績公布中所刊發之前瞻性陳述一致。

10. **於本公布日期恩利控股集團所從事之行業之競爭條件及於下一個申報期間及未來12個月可能影響恩利控股集團之任何已知因素或事宜之註釋**

收購中漁國際之控股權益後，恩利控股集團現可綜合其業務，並能提供由捕魚及採購至市場推廣、銷售及分銷等綜合服務。

此整合模式將令恩利控股集團處於策略位置，從而抓緊中國發展機會。憑藉此新系列綜合業務，恩利控股集團定必於蓬勃發展之中國冷凍魚類市場增佔市場份額。

於本財政年度第四季，恩利控股集團預期將可錄得盈利。

11. **股息**

(a) *本記錄財政期間*

於本記錄財政期間有否宣派任何股息？無

(b) *上一個財政年度同期*

上一個財政年度同期有否宣派任何股息？無

(c) *應付日期*

不適用。

(d) *暫停辦理股份過戶手續日期*

不適用。

12. **倘並無宣派／擬派股息，其有關聲明**

於回顧期間並無宣派任何股息。

13. **關聯人士交易**

關聯人士名稱	回顧財政年度內所有關聯人士交易（不包括少於100,000新加坡元之交易及根據第920條按股東授權進行之交易）之總值 截至二零零四年十二月三十一日止九個月 千港元	截至二零零三年十二月三十一日止九個月 千港元	所有根據第920條按股東授權進行之關聯人士交易（不包括少於100,000新加坡元之交易）之總值 截至二零零四年十二月三十一日止九個月 千港元	截至二零零三年十二月三十一日止九個月 千港元
太平洋恩利國際控股有限公司及其附屬公司				
行政支出	–	–	9,803	8,684
利息支出	28	11	–	–

於本公布日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕佳先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事為郭琳廣先生、劉嘉彥先生及葉文俊先生。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零五年二月三日

香港聯合交易所有限公司對本公布之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公布全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）
（股份代號：1174）

須予披露交易
及
關連交易

於二零零五年一月十四日，本公司之全資附屬公司PAIH (BVI)與KILLP、京食及SPIA訂立認購協議，據此（其中包括），PAIH (BVI)有條件同意以代價400,000,000日圓（相等於約30,223,000港元）認購認購股份，代價以現金支付。於完成後，PAIH (BVI)或其代理人將成為京食約60%普通股之持有人，而KILLP則成為其餘約40%股份之持有人。

於二零零五年一月十四日，PAIH (BVI)與KILLP及京食就有關控制、經營及管理京食訂立股東協議。根據股東協議（其中包括），PAIH (BVI)將提供合共約1,460,000,000日圓（相等於約110,314,000港元）之若干項擔保，而KILLP將獲授予一項認購期權以購買京食之普通股及一項認沽期權以出售京食之普通股。股東協議將待（其中包括）PAIH (BVI)於完成後成為京食之控股股東，方告生效。其後，根據上市規則，因KILLP為京食（於完成後成為本公司之附屬公司）的40%普通股之持有人，KILLP因而成為本公司之關連人士。

董事會相信，該等協議之條款為公平合理，並符合本公司及其股東之整體利益。董事會確認，就認購股份應付之代價乃經訂約方根據京食於完成後（尤其為透過以代價800,000,000日圓（相等於約60,446,000港元）發行京食優先股及以代價166,700,000日圓（相等於約12,595,000港元）發行京食普通股而將京食結欠KILLP之現有股東貸款撥充資本）預期之資產淨值按公平基準磋商釐訂。

根據上市規則第14章，該等協議項下擬進行之交易構成本公司之須予披露交易。根據上市規則第14及14A章，股東協議項下擬進行之交易構成本公司之須予披露交易及關連交易，必須取得獨立股東之批准方為有效。董事會已委任郭琳廣先生、劉嘉彥先生及葉文俊先生組成獨立董事委員會，以就交易是否公平合理向獨立股東提供意見。本公司將委任獨立財務顧問，就交易向獨立董事委員會提供意見。一份（其中包括）載有交易之其他資料、獨立財務顧問函件及獨立董事委員會之意見之通函，將於實際可行情況下儘快寄發予股東。

交易已取得N. S. Hong之書面批准，N. S. Hong持有本公司於本公布日期之已發行股本約50.61%。N. S. Hong及其聯繫人士於交易中並無權益（惟N. S. Hong作為股東之間接權益除外），故毋須放棄投票。本公司已向聯交所申請豁免本公司根據上市規則第14A.43條要求舉行實際股東大會以批准交易，因此，待取得聯交所之豁免後，股東之批准將毋須以實際舉行股東大會通過決議案之方式取得。

應本公司之要求，本公司股份由二零零五年一月十四日早上暫停買賣，以代刊發本公布。本公司已向聯交所申請本公司股份於二零零五年一月二十日上午九時三十分恢復買賣。

認購協議

日期

二零零五年一月十四日

訂約方

(1) 認購人

KILLP為一家於日本註冊成立之投資有限合夥公司，主要從事日本中小型企業之投資控股業務。

PAIH (BVI)為一家於英屬處女群島註冊成立之公司，為本公司之全資附屬公司。PAIH (BVI)主要從事投資控股業務。

(2) 京食

京食為一家於日本註冊成立之公司，主要業務為加工、銷售及分銷日本海鮮產品。

(3) SPIA

SPIA為一家根據日本法律成立之公司，主要從事提供投資咨詢服務（包括KILLP之管理）之業務。KILLP由一項於日本成立之投資基金擁有，而該基金則由私人投資者擁有。SPIA訂立認購協議作為保證人，向PAIH (BVI)提供有關京食之若干陳述及保證。SPIA為KILLP之唯一無限責任合夥人及三洋電機株式會社（一家股份於日本東京證券交易所上市之公司）之附屬公司。

據董事經作出一切合理查詢後所深知、所知悉及所深信，於協議及本公布日期，KILLP、京食及SPIA及彼等各自之最終實益擁有人均為獨立於本公司及本公司關連人士之第三方。

將予認購之股份

於本公布日期，京食之已發行普通股維持於100,000,000日圓（相等於約75,560,000港元），分為2,000股京食之普通股。

根據認購協議，PAIH (BVI)已有條件同意以代價400,000,000日圓（相等於約30,223,000港元）認購認購股份，約佔完成後因發行認購股份及京食普通股而擴大之京食經擴大已發行普通股之60%。KILLP亦已有條件同意分別以代價166,700,000日圓（相等於約12,595,000港元）及800,000,000日圓（相等於約60,446,000港元）認購3,334股京食普通股及16,000股京食優先股，分別佔完成後因發行認購股份及京食普通股而擴大之京食已發行普通股之約40%及京食已發行優先股之100%。就董事所知悉，日本法律並無有關認購認購股份及PAIH (BVI)收購京食之控制性持股量之限制。

認購協議規定，京食優先股為京食之可贖回優先股，該些優先股並無投票權，且無權獲發任何股息，而於京食清盤時，於總數1,000,000,000,000日圓（相等於約75,557,000,000港元）就有關清盤分派予京食普通股持有人後，優先股持有人有權於京食之剩餘資產中，取回其就優先股支付之資本。京食優先股持有人並無權利接獲任何京食股東大會通知或出席京食任何股東大會或於會上投票。自完成日期起計之十(10)年後，優先股之整個類別將成為不可贖回。

認購股份及京食普通股均為京食之普通股，該等股份附有投票權，且有權獲發股息及於京食清盤時獲分配資產。

代價

就8,000股認購股份應付之代價為400,000,000日圓（相等於約30,223,000港元），或每股50,000日圓（相等於約3,800港元），代價將以PAIH (BVI)之內部資源撥付，並於完成時以現金悉數支付。

就3,334股京食普通股及16,000股京食優先股應付之代價分別為166,700,000日圓（相等於約12,595,000港元）及800,000,000日圓（相等於約60,446,000港元），或每股50,000日圓（相等於約3,800港元）。

董事會確認，就認購股份應付之代價已由訂約方根據京食之經審核負債淨額（於二零零四年三月三十一日為5,800,000日圓，相等於約438,000港元），計及完成時透過以代價800,000,000日圓（相等於約60,446,000港元）發行京食優先股及以代價166,700,000日圓（相等於約12,595,000港元）發行3,334股京食普通股而將京食結欠KILLP之現有股東貸款（於二零零四年十一月三十日為1,100,000,000日圓，相等於約83,113,000港元）撥充資本予KILLP後按公平基準磋商釐訂。於發行及配發認購股份、京食普通股及京食優先股後，預期京食之財務狀況將於完成時改善。

京食於二零零三年七月註冊成立，其年終結日日期為三月三十一日。根據京食之經審核賬目，京食於二零零四年三月三十一日之負債淨額為5,800,000日圓（相等於約438,000港元）。京食截至二零零四年三月三十一日止八個月之虧損淨額（除稅及非經常項目前）約為105,800,000日圓（相等於約7,994,000港元）。於截至二零零四年三月三十一日止八個月，京食之虧損淨額（除稅及非經常項目後）約為63,500,000日圓（相等於約4,796,000港元）。京食截至二零零四年三月三十一日止八個月之營業額約為1,875,000,000日圓（相等於約141,692,000港元）。根據京食之經審核賬目，於二零零四年三月三十一日，京食之總資產為1,587,000,000日圓（相等於約119,932,000港元），而其結欠KILLP之股東貸款為450,000,000日圓（相等於約34,001,000港元）。根據京食於二零零四年十一月三十日之未經審核管理賬目，該等股東貸款增加至1,100,000,000日圓（相等於約83,100,000港元）。

條件

1. 有關PAIH (BVI)之條件

PAIH (BVI)根據認購協議須認購認購股份之責任須待下列條件達成及為PAIH (BVI)所信納後，方可作實：

(a) PAIH (BVI)圓滿完成對京食之法律及財務盡職審查；

(b) KILLP向PAIH (BVI)遞交為PAIH (BVI)接受之方式及內容之文件：

(i) 有關授權發行認購股份、京食普通股及京食優先股之京食董事會會議記錄；

(ii) 於會上通過下列決議案之京食股東大會之會議記錄：

(A) 授權發行認購股份、京食普通股及京食優先股，以及更改京食之股本結構之特別決議案；

以下為緊隨完成後京食之資本架構：

股本	PAIH (BVI) 股份數目	PAIH (BVI) 價值 日圓	KILLP 股份數目	KILLP 價值 日圓
京食之普通股	8,000	400,000,000	5,334	266,667,000
京食優先股	–	–	16,000	800,000,000

完成後，PAIH (BVI)或其代理人將成為京食約60%普通股之持有人，而京食將成為本公司之附屬公司。

股東協議

日期
二零零五年一月十四日

訂約方
(1) PAIH (BVI)
(2) KILLP
(3) 京食

目的
列明規管股東協議中訂約方於控制、經營及管理京食之關係所同意之方式。

京食之主要業務
－漁業及魚類產品之加工、買賣及進出口；及
－製造及銷售調味品。

董事會之組成
京食董事會由五名董事組成；當中三名及兩名董事分別由PAIH (BVI)及KILLP委任。

期權

(1) 授予PAIH (BVI)之認購期權：
有關PAIH (BVI)支付予KILLP之1,000日圓（相等於約76港元）之期權價方面，PAIH (BVI)已獲KILLP授予一項認購期權，以於京食全面贖回京食優先股或京食優先股成為不可贖回後於任何時間購買京食普通股。京食普通股之每股購入價將為根據京食過去一個財政年度經審核財務報表之京食每股資產淨值。

(2) 授予KILLP之認沽期權：
KILLP已獲PAIH (BVI)授予一項認沽期權，僅於股東協議日期後五年（其中包括）京食已全面贖回京食優先股或京食優先股成為不可贖回後，可於任何時間向PAIH (BVI)出售京食普通股。京食普通股之每股售價將為根據京食過去一個財政年度經審核財務報表之京食每股資產淨值，而價格之總額不會超過1,880,000,000日圓（相等於約142,048,000港元）。

(3) 授予KILLP之認購期權：
倘已行使第(1)段所述授予PAIH (BVI)之認購期權，而京食於其後12個月內於主要證券交易所上市，則KILLP有權以PAIH (BVI)原本行使認購期權時之相同價格（即根據京食過去一個財政年度經審核財務報表之京食每股資產淨值）向PAIH (BVI)購回京食普通股，而價格之總額不會超過1,880,000,000日圓（相等於約142,048,000港元）。

發生若干事宜時（包括上述期權屆滿、轉讓或獲行使），本公司將遵守上市規則有關期權之第14及14A章之規定。

優先權
在受發生若干事件及達成若干條件之規限下，股東協議列明優先購買權及附帶權利之條文。有關該等權利、事宜及條件之其他細節將於寄發予股東載有交易詳情之通函內披露。

財務支持之擔保
PAIH (BVI)將為京食安排不超過1,400,000,000日圓（相等於約105,780,000港元）之銀行融資（當中包括定期貸款、透支、貿易融資及應收賬款貸款），將由PAIH (BVI)單獨擔保。

替代擔保
於股東協議日期，KILLP、SPIA及京食之若干現任董事已共同及個別向京食之客戶作出擔保。於股東協議生效日，此等擔保將會撤銷。PAIH (BVI)及KILLP各自已承諾根據彼等各自於京食普通股中相關權益之比例，為任何客戶（過往獲授予擔保或獲得替代擔保以擔保京食之債務之客戶）提供替代擔保。PAIH (BVI)將提供之替代擔保根據京食於二零零四年十一月三十日之管理賬目維持60,000,000日圓（相等於約4,534,000港元）。

上述PAIH (BVI)提供之財務支持之擔保及替代擔保之總額將為1,460,000,000日圓（相等於約110,314,000港元）。

條件
股東協議須待履行先決條件（須根據認購協議為PAIH (BVI)所信納）時方為有效。

有效日期
股東協議於PAIH (BVI)成為京食股東當日（將於二零零五年三月三十一日或之前，或股東協議訂約方同意之其他日期）開始生效。

(C) 選舉由PAIH (BVI)委任之黃裕翔先生、黃培圓女士及鄭乃銘先生為京食董事之決議案；及

(D) 批准認購協議及股東協議項下擬進行之交易及簽訂認購協議及股東協議之決議案；及

(iii) 即時生效以辭退京食全體4名現任董事（2名獲京食挽留之董事除外）之書面通知，並說明彼等並無就失去職位或任何其他原因而向京食索償；

(c) 於認購協議日期及完成日期，KILLP及京食於認購協議中作出之各項陳述、保證及契諾為真實、準確及並無誤導；

(d) KILLP、PAIH (BVI)及京食簽立股東協議；

(e) 完成審核之結果證明為PAIH (BVI)所接納，且與京食於二零零四年十二月三十一日之業績並無重大偏差；

(f) 批准SPIA豁免京食結欠KILLP之股東貸款及該等協議項下擬進行之交易之銀行同意書；

(g) PAIH (BVI)滿意京食於二零零五年一月一日至二零零五年二月二十八日期間之表現及預期京食於二零零五年三月（「期間」）之預期表現；並按PAIH (BVI)之全權及絕對的情決定，PAIH (BVI)有權將京食該期間之業績交由其核數師審閱；

(h) 取得本公司股東（根據上市規則須放棄投票之股東除外）批准股東協議及股東協議項下擬進行之交易。據董事經作出一切合理查詢後所深知、所知悉及所深信，概無KILLP、京食及SPIA或彼等各自之聯繫人士為股東，而持有505,785,438股股份（約佔本公司於本公布日期之已發行股本50.61%）之N. S. Hong亦無於交易擁有權益（惟N. S. Hong作為股東之間接權益除外），因此，概無股東須就交易放棄投票；

(i) KILLP須促使與京食之現任股東訂立新顧問協議，而該協議之條款及條件須獲PAIH (BVI)同意，且須待PAIH (BVI)根據該協議規定及遵照上市規則完成後方可作實；及

(j) KILLP於京食之現有2,000股普通股之抵押獲有關銀行全面解除。

2. *有關京食之條件*

京食發行及配發認購股份予PAIH (BVI)之責任受以下各項條件規限：

(a) PAIH (BVI)將下列文件交付京食，而其形式及內容須為京食所接受：

(i) 完成之通知及認購股份之申請；及

(ii) PAIH (BVI)董事會批准認購認購股份之會議記錄；及

(b) 認購股份之應付代價已轉賬至京食指定之銀行戶口。

京食根據認購協議向KILLP發行及配發京食普通股及京食優先股之責任受下列條件規限：

KILLP將下列文件交付京食，而其形式及內容須為京食所接受：

(i) 京食普通股之申請；

(ii) 京食優先股之申請；

(iii) SPIA董事會批准認購京食普通股之會議記錄；及

(iv) 確認根據認購協議之條款豁免結欠KILLP之京食債務之書面債務豁免及證明。

完成

除訂約方書面同意外，PAIH (BVI)認購認購股份及KILLP認購京食普通股及京食優先股須於完成日期（即PAIH (BVI)向京食及KILLP發出書面通知確認載於認購協議之所有先決條件已獲圓滿達成或已獲書面豁免之日期起計第7日）完成。預期上文所述之條件於二零零五年三月二十四日或之前達成，因此，目前預期完成將於二零零五年三月三十一日或之前進行。PAIH (BVI)認購認購股份及KILLP認購京食普通股及京食優先股所採用之估值基準相同。

PAIH (BVI)可於任何時間就其本身以書面方式免除任何先決條件，並於較早日期完成交易，而該豁免可訂為受PAIH (BVI)所釐定之合理條款及條件規限。倘上文「1.有關PAIH (BVI)之條件」所述之任何先決條件因任何原因未能達成，且於二零零五年三月二十四日或之前未獲PAIH (BVI)豁免，則PAIH (BVI)可單方面選擇（惟無損其可能擁有之任何其他權利或補償）以書面方式通知KILLP及京食終止認購協議。

倘上文「2.有關京食之條件」所載之任何先決條件因任何原因而未能於二零零五年七月十四日或之前達成或獲京食豁免，則京食可自行選擇（惟無損其可能擁有之任何其他權力或補償）以書面方式通知PAIH (BVI)選擇終止認購協議。倘任何有關條件獲得豁免或認購協議於二零零五年三月三十一日並未完成或被終止，本公司將再作公布。

完成後承諾

倘於完成後之合理時間內，KILLP及SPIA未能達成下列任何完成後承諾，則PAIH (BVI)有權全權及絕對的情決定撤銷認購協議及股東協議，而*KILLP及SPIA須共同及各別賠償PAIH (BVI)因此而蒙受的一切損失。又或PAIH (BVI)可全權及絕對的情決定繼續進行認*購協議及股東協議，並向KILLP及SPIA就違約之損失索償。

(a) KILLP須全面解除京食就有關京食向一家銀行取得若干借款（於二零零四年十一月三十日為800,000,000日圓，相等於約60,446,000港元）之一項現有貸款協議之債務，亦須全面解除該協議項下之抵押，

(b) SPIA就京食結欠KILLP之債務交付書面豁免、京食普通股及京食優先股獲配發及京食償還若干附屬貸款之未償還結餘（於二零零四年十一月三十日為1,100,000,000日圓，相等於約83,113,000港元）予SPIA後，SPIA、KILLP及京食將取消有關之附屬貸款協議，

(c) KILLP及SPIA須就取消前述附屬貸款取得有關之銀行同意書，及

(d) KILLP須促使京食於法律事務處註冊資本結構及已發行股份。

認購協議並無規定PAIH (BVI)認購認購股份及KILLP認購京食普通股及京食優先股須以另一項認購為條件方可作實。

就認購協議產生之爭議須根據日本法律解決，且須按東京仲裁處之仲裁解決。

根據上市規則，認購認購股份並不構成關連交易或須予公佈交易。

訂立該等協議之原因

儘管京食於二零零四年三月三十一日錄得虧損，董事相信，投資於京食之控股權益可如以下所述，補足本集團現有之業務及發展計劃。

1. 本集團截至二零零四年三月三十一日止年度之總銷售額為4,400,000,000港元，其中銷售至日本市場之銷售額為146,000,000港元，佔本集團於該期間之總銷售額3.3%。進行此項投資前，本集團透過日本入口商進行日本市場之銷售。進行此項投資後，本集團可直接透過京食將其產品出售予日本客戶。董事相信，此項投資可為本集團帶來增加其日本市場銷售額之機會。

2. 京食於日本擁有三家加工廠房，以加工經調味、醃製、燻燻及鹽醃之魚粉及海產，並供應至日本國內市場。董事相信，京食可以較具競爭力之成本於本集團位於中國之生產設施生產若干較少受時間影響之品牌零售產品。

3. 京食擁有完善之直接採購網絡，以採購於日本海生產之冷凍海產。透過此項投資，本集團將可直接向貨源採購原材料，而毋須經日本出口商進行採購。

儘管京食於二零零四年三月三十一日錄得經審核淨負債，預期京食之財務狀況將於發行及配發認購股份、京食普通股及京食優先股後得到改善。

鑑於以上各項，董事會相信，該等協議之條款為公平合理，符合本公司及其股東之整體利益。

以下為京食之現有普通股權架構及緊隨完成後其普通股權架構：

完成前：

KILLP*

100%

京食

完成後：

KILLP*　　PAIH (BVI)

40%　　60%

京食

附註：* KILLP為一家於日本註冊成立之投資有限合夥公司，而SPIA則為KILLP之唯一無限責任合夥人及三洋電機株式會社（一家股份於日本東京證券交易所上市之公司）之附屬公司。SPIA主要從事提供投資咨詢服務（包括KILLP之管理）之業務。KILLP由一項於日本成立之投資基金擁有，而該基金則由私人投資者擁有。

上市規則之規定

根據上市規則第14章，該等協議項下擬進行之交易構成本公司之須予披露交易。

股東之批准

根據上市規則，交易（包括於「股東協議」一節所述之財務支持之擔保、替代擔保及授予KILLP之認沽期權）於完成後將構成本公司之須予披露及關連交易，必須取得獨立股東批准，方告作實。發生若干事宜時（包括上文「期權」一節所述之期權屆滿、轉讓或獲行使），本公司將遵守上市規則有關期權之第14及14A章之規則。

據董事經作出一切合理查詢後所深知、所知悉及所深信，KILLP、京食及SPIA及其各自之聯繫人士並非股東，而持有505,785,438股股份（佔本公司於本公布日期已發行股本約50.61%）之N. S. Hong及其聯繫人士於交易中亦無擁有權益，而其所擁有之權益與其他股東之權益並無不同（惟N. S. Hong作為股東之間接權益除外），因此，並無股東需放棄投票。

*本公司已向N. S. Hong取得交易之書面批准，N. S. Hong持有本公司505,785,438股股份，佔本公司於本公布日期之已發行股本約50.61%。N. S. Hong及其聯繫人士於交易中並無權益（惟N. S. Hong作為股東之間接權益除外）。*本公司已向聯交所申請豁免本公司根據上市規則第14A.43條要求舉行實際股東大會以批准交易。因此，待取得聯交所之豁免後，股東之批准將毋須以實際舉行股東大會上通過決議案之方式取得。

通函

一份載有（其中包括）交易詳情之通函，將於實際可行情況下儘快寄發予股東。

董事會已委任郭琳廣先生、劉嘉彥先生及葉文俊先生組成獨立董事委員會，以就交易是否公平合理及是否符合本公司及股東之整體利益向獨立股東提供意見。本公司將委任獨立財務顧問，就交易向獨立董事委員會及獨立股東提供意見。一份載有交易之其他資料、獨立財務顧問函件及獨立董事委員會之意見之通函，將於實際可行情況下儘快寄發予股東。

一般事項

本集團主要從事急凍海鮮產品之全球採購、岸上加工及國際分銷業務，提供船運服務及蔬果種植、加工及供應。

應本公司之要求，本公司股份由二零零五年一月十四日早上起暫停買賣，以待發出本公布。本公司已向聯交所申請本公司股份於二零零五年一月二十日上午九時三十分恢復買賣。

新聞報導

本公司承認於發出本公布前已向傳媒發佈有關協議之資料。

釋義

於本公布內，下列詞彙具備以下涵義：

「PAIH (BVI)」	指	Pacific Andes International Holdings (BVI) Limited，一家於英屬處女群島註冊成立之公司，為本公司之全資附屬公司
「該等協議」	指	認購協議及股東協議
「董事會」	指	董事會
「本公司」	指	太平洋恩利國際控股有限公司
「完成日期」	指	自PAIH (BVI)向京食及KILLP發出書面通知確認載於認購協議內之所有先決條件經已獲圓滿達成或已獲書面豁免之日期起計第7日
「完成」	指	完成認購協議
「完成審核」	指	就完成審核京食之會計賬簿及財務紀錄
「關連人士」	指	定義見上市規則
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「獨立財務顧問」	指	本公司將委任之獨立財務顧問，以就交易之條款向獨立董事委員會提供意見
「獨立董事委員會」	指	由董事會委任之獨立董事委員會，由郭琳廣先生、劉嘉彥先生及葉文俊先生組成，以就交易是否公平合理向獨立股東提供意見
「獨立股東」	指	於本公司召開股東大會尋求股東批准交易時毋須放棄投票之股東
「KILLP」	指	Kyoshoku Investment Limited Liability Partnership，根據Limited Partnership Act for Investment透過其並非關連人士之無限責任合夥人SPIA行動之投資有限合夥公司
「京食普通股」	指	將由KILLP按認購協議之條款及條件認購京食之3,334股普通股
「京食優先股」	指	指KILLP將以代價800,000,000日圓（相等於約60,446,000港元）認購京食之16,000股可贖回優先股
「京食」	指	京食株式會社，一家於日本註冊成立之公司，並非關連人士
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「N. S. Hong」	指	N. S. Hong Investment (BVI) Limited，於本公布日期為本公司之註冊股東，擁有其約50.61%股份
「股東協議」	指	PAIH (BVI)、KILLP與京食於二零零五年一月十四日就有關控制、運作及管理京食而訂立之股東協議
「股份」	指	本公司之股份
「股東」	指	本公司之股東
「SPIA」	指	Sanyo Pacific Investment Advisory Co., Ltd.，一家根據日本法律成立之公司，並非關連人士
「聯交所」	指	香港聯合交易所有限公司
「認購協議」	指	PAIH (BVI)及KILLP（作為認購人）與京食及SPIA於二零零五年一月十四日就其中包括由PAIH (BVI)認購認購股份而訂立之認購協議
「認購股份」	指	於京食股本中之8,000股普通股，佔完成後因發行認購股份及京食普通股而擴大之京食經擴大已發行普通股之60%
「交易」	指	股東協議及股東協議項下擬進行之交易
「日圓」	指	日圓，日本法定貨幣

僅為方便說明，於本公布內，港元兌日圓之兌換匯率為1.00港元＝13.235日圓。

承董事會命
太平洋恩利國際控股有限公司
董事總經理
黃裕翔

香港，二零零五年一月十九日

於本公布日期，本公司之執行董事為黃亞豐先生、黃裕翔先生、鄭麗英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司之獨立非執行董事為郭琳廣先生、劉嘉彥先生及葉文俊先生。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

DISCLOSEABLE TRANSACTIONS AND CONNECTED TRANSACTION

On 14 January 2005, PAIH (BVI), a wholly-owned subsidiary of the Company, entered into the Subscription Agreement with KILLP, Kyoshoku and SPIA, under which, amongst other things, PAIH (BVI) has conditionally agreed to subscribe for the Subscription Shares at a consideration of 400 million Yen (equivalent to approximately HK$30,223,000) payable in cash. Upon Completion, PAIH (BVI) or its nominee will become a holder of approximately 60% of the common shares in Kyoshoku with KILLP being the holder of the remaining approximately 40%.

On 14 January 2005, PAIH (BVI) entered into the Shareholders' Agreement with KILLP and Kyoshoku in respect of matters concerning the control, operation and management of Kyoshoku. Under the Shareholders' Agreement, among other things, certain guarantees shall be provided by PAIH (BVI) in an aggregate amount of approximately 1,460 million Yen (equivalent to approximately HK$110,314,000) and KILLP shall be granted a call option to purchase and a put option to sell common shares in Kyoshoku. The Shareholders' Agreement will become effective upon, among other things, PAIH (BVI) becoming a shareholder of Kyoshoku upon Completion and thereafter, KILLP will become a connected person of the Company under the Listing Rules in light of it being the holder of approximately 40% of the common shares of Kyoshoku, a subsidiary of the Company upon Completion.

The Board believes that the terms of the Agreements are fair and reasonable and in the interest of the Company and its Shareholders as a whole. The Board confirms that the consideration payable for the Subscription Shares has been determined after arm's length negotiations between the parties thereto based on the expected net asset value of Kyoshoku on Completion, in particular after the capitalization of the existing shareholder's loan owing by Kyoshoku to KILLP through the issue of the Kyoshoku Preferred Shares at a consideration of 800 million Yen (equivalent to approximately HK$60,446,000) and the issue of Kyoshoku Common Shares at a consideration of 166.7 million Yen (equivalent to approximately HK$12,595,000).

The transactions contemplated under the Agreements constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules. The transactions contemplated under the Shareholders' Agreement constitute a discloseable transaction and connected transaction for the Company under Chapters 14 and 14A of the Listing Rules and must be made conditional on approval by the Independent Shareholders. *The Independent Board Committee, comprising Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent, has been appointed by the Board to advise the Independent* Shareholders as to the fairness and reasonableness of the Transactions. An Independent Financial Adviser will be appointed to provide its opinions to the Independent Board Committee in connection with the Transactions. A circular containing, among other things, further information on the Transactions, the letter from the Independent Financial Adviser and the views of the Independent Board Committee will be dispatched to the Shareholders as soon as practicable.

Written approval of the Transactions has already been obtained from N. S. Hong, which holds approximately 50.61% of the issued share capital of the Company as at the date of this announcement. N. S. Hong and its associates are not interested in the Transactions other than N. S. Hong's indirect interest as a Shareholder and N. S. Hong is not required to abstain from voting. The Company has applied to the Stock Exchange for a waiver from the requirement to hold a physical Shareholders' general meeting of the Company to approve the Transactions under Rule 14A.43 of the Listing Rules. Therefore, subject to the waiver from the Stock Exchange, Shareholders' approval by way of resolutions passed at a physical Shareholders' general meeting will not be required.

Trading in the shares of the Company was suspended at the request of the Company with effect from the morning on 14 January 2005 pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the shares of the Company with effect from 9:30 a.m. on 20 January 2005.

THE SUBSCRIPTION AGREEMENT

Date

14 January 2005

Parties

(1) *Subscribers*

KILLP, an investment limited partnership incorporated in Japan. KILLP is principally engaged in investment holding of small-to-medium-sized enterprises in Japan.

PAIH (BVI), a company incorporated in the British Virgin Islands, which is a wholly-owned subsidiary of the Company. PAIH (BVI) is principally engaged in investment holding.

(2) *Kyoshoku*

Kyoshoku, a company incorporated in Japan. Kyoshoku is principally engaged in processing, selling and distribution of seafood products in Japan.

(3) *SPIA*

SPIA, a company established under the laws of Japan. SPIA is principally engaged in providing investment advisory services including the management of KILLP. KILLP is owned by an investment fund established in Japan which is in turn owned by private investors. SPIA entered into the Subscription Agreement as warrantor, providing certain representations and warranties in relation to Kyoshoku in favour of PAIH (BVI). SPIA is the sole unlimited partner of KILLP and is a subsidiary of Sanyo Electric Co., Ltd., a company whose shares are listed on the Tokyo Stock Exchange of Japan.

To the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, KILLP, Kyoshoku and SPIA and their respective ultimate beneficial owners are third parties independent of the Company and connected persons of the Company as at the date of the Agreements and this announcement.

Shares to be Subscribed

As at the date of this announcement, the issued common stock of Kyoshoku stood at 100 million Yen (equivalent to approximately HK$7,560,000) divided into 2,000 common shares in Kyoshoku.

Under the Subscription Agreement, PAIH (BVI) has conditionally agreed to subscribe for the Subscription Shares at a consideration of 400 million Yen (equivalent to approximately HK$30,223,000), representing approximately 60% of the enlarged issued common stock of Kyoshoku upon Completion as enlarged by the issue of the Subscription Shares and the Kyoshoku Common Shares. KILLP has also conditionally agreed to subscribe for 3,334 Kyoshoku Common Shares and 16,000 Kyoshoku Preferred Shares at a consideration of 166.7 million Yen (equivalent to approximately HK$12,595,000) and 800 million Yen (equivalent to approximately HK$60,446,000) respectively, representing approximately 40% of the issued common stock of Kyoshoku as enlarged by the issue of the Subscription Shares and the Kyoshoku Common Shares upon Completion and 100% of the issued preferred stock of Kyoshoku respectively. So far as the Directors are aware, there is no restriction under the laws of Japan regarding the subscription of the Subscription Shares and the acquisition of a controlling stake by PAIH (BVI) in Kyoshoku.

As provided in the Subscription Agreement, the Kyoshoku Preferred Shares are redeemable preferred stock of Kyoshoku which shall have no voting right, no right to receive any dividends and on winding up of Kyoshoku, the holder of the preferred stock shall be entitled out of the surplus assets of Kyoshoku to a return of the capital paid on the preferred stock held by it after a total sum of 1 Trillion Yen (equivalent to approximately HK$75,557 million) has been distributed in such winding up to the holders of the common stock of Kyoshoku. A holder of preferred stock of Kyoshoku shall not be entitled to receive notice of or to attend or vote at any general meeting of Kyoshoku. The entire class of the preferred stock shall become non-redeemable after ten (10) years from the date of Completion.

The Subscription Shares and the Kyoshoku Common Shares are common shares in Kyoshoku which shall have voting right, right to receive dividends and the right to distribution of assets on winding up of Kyoshoku.

Consideration

The consideration payable for the 8,000 Subscription Shares is 400 million Yen (equivalent to approximately HK$30,223,000) or 50,000 Yen (equivalent to approximately HK$3,800) per share, which will be funded from PAIH (BVI)'s internal resources and will be fully paid in cash upon Completion.

The consideration payable for the 3,334 Kyoshoku Common Shares and 16,000 Kyoshoku Preferred Shares are 166.7 million Yen (equivalent to approximately HK$12,595,000) and 800 million Yen (equivalent to approximately HK$60,446,000) respectively, or 50,000 Yen (equivalent to approximately HK$3,800) per share.

The Board confirms that the consideration payable for the Subscription Shares has been determined after arm's length negotiations between the parties thereto based on the audited net liabilities of Kyoshoku as at 31 March 2004 amounting to 5.8 million Yen (equivalent to approximately HK$438,000), taking into account the capitalization of the existing shareholder's loan from KILLP of 1.1 billion Yen (equivalent to approximately HK$83,113,000) as at 30 November 2004 owing by Kyoshoku to KILLP through the issue of the Kyoshoku Preferred Shares at a consideration of 800 million Yen (equivalent to approximately HK$60,446,000) and the issue of 3,334 Kyoshoku Common Shares at a consideration of 166.7 million Yen (equivalent to approximately HK$12,595,000) on Completion. It is expected that the financial position of Kyoshoku will improve on Completion following the issue and allotment of the Subscription Shares, the Kyoshoku Common Shares and the Kyoshoku Preferred Shares.

Kyoshoku was incorporated in July 2003 with year-end accounts dated as at 31 March. Based on the audited accounts of Kyoshoku, the net liabilities of Kyoshoku as at 31 March 2004 was 5.8 million Yen (equivalent to approximately HK$438,000), the net loss (before taxation and extraordinary items) of Kyoshoku for the eight months ended 31 March 2004 was approximately 105.8 million Yen (equivalent to approximately HK$7,994,000), the net loss (after taxation and extraordinary items) of Kyoshoku for the eight months ended 31 March 2004 was approximately 63.5 million Yen (equivalent to approximately HK$4,796,000), the turnover of Kyoshoku for the eight months ended 31 March 2004 was approximately 1,875 million Yen (equivalent to approximately HK$141,692,000). Based on the audited accounts of *Kyoshoku, as at 31 March 2004, the total assets of Kyoshoku stood at 1,587 million Yen (equivalent to* approximately HK$119,932,000) and its shareholder's loan owing to KILLP amounted to 450 million Yen (equivalent to approximately HK$34,001,000). Such shareholder's loan increased to 1.1 billion Yen (equivalent to approximately HK$83.1 million) based on the unaudited management accounts of Kyoshoku as at 30 November 2004.

Conditions

1. Conditions in respect of PAIH (BVI)

PAIH (BVI)'s obligation to subscribe for the Subscription Shares under the Subscription Agreement is subject to the fulfillment of the following conditions to the satisfaction of PAIH (BVI):

(a) satisfactory completion by PAIH (BVI) of legal and financial due diligence investigations of Kyoshoku;

(b) delivery to PAIH (BVI) by KILLP of the following documents, each in form and substance satisfactory to PAIH (BVI):

(i) a copy of minutes of a meeting of the board of directors of Kyoshoku authorizing the issuance of the Subscription Shares, the Kyoshoku Common Shares, and the Kyoshoku Preferred Shares;

(ii) a copy of minutes of a general meeting of shareholders of Kyoshoku at which the following resolutions have been passed:

(A) a special resolution authorizing the issuance of the Subscription Shares, the Kyoshoku Common Shares, and the Kyoshoku Preferred Shares and alteration of the capital structure of Kyoshoku;

(B) a special resolution authorizing amendment of Kyoshoku's Articles of Incorporation in the manner described in and as required by the Shareholders' Agreement to enable Kyoshoku, among other things, to issue the Kyoshoku Preferred Shares;

(C) a resolution electing Mr. Ng Joo Siang, Ms. Ng Puay Yee and Mr. Cheng Nai Ming designated by PAIH (BVI) as directors of Kyoshoku; and

(D) a resolution approving all the transactions contemplated in and the signing of the Subscription Agreement and the Shareholders' Agreement; and

(iii) written notices of resignation of all 4 existing directors (except two to be retained by Kyoshoku) of Kyoshoku taking immediate effect and stating that they have no claims against Kyoshoku for loss of office or any other reason;

(c) each of the representations, warranties and covenants made by KILLP and Kyoshoku in the Subscription Agreement being true, accurate and not misleading on the date of the Subscription Agreement and as at the Completion Date;

(d) *execution of the Shareholders' Agreement by KILLP, PAIH (BVI) and Kyoshoku;*

(e) results of the Completion Audit have been proven to be satisfactory to PAIH (BVI) and there is no material deviation from Kyoshoku's results as at 31 December 2004;

(f) written bank consent approving the waivers by SPIA of the shareholder's loan owing by Kyoshoku to KILLP and the transactions contemplated in the Agreements;

(g) PAIH (BVI) is satisfied with Kyoshoku's performance for the period of 1 January 2005 up to 28 February 2005 and the anticipated performance of Kyoshoku for March 2005 (the "Period"); and, at the sole and absolute discretion of PAIH (BVI), PAIH (BVI) shall be entitled to have Kyoshoku's performance for the Period reviewed by its auditors;

(h) approval by the shareholders of the Company, other than those who are required to abstain from voting under the Listing Rules, of the Shareholders Agreement and the transactions contemplated thereunder being obtained. To the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, none of KILLP, Kyoshoku and SPIA or their respective associates are Shareholders and N. S. Hong, which holds 505,785,438 Shares, representing approximately 50.61% of the issued share capital of the Company as at the date of this announcement, is not interested in the Transactions, other than N. S. Hong's indirect interest as a Shareholder. Therefore, no Shareholders are required to abstain from voting in connection with the Transactions;

(i) *KILLP shall procure a new consulting agreement to be entered with an existing director of* Kyoshoku with terms and conditions to be agreed upon by PAIH (BVI) and conditional upon the Completion by PAIH (BVI) therein provided and compliance of the Listing Rules; and

(j) KILLP's mortgage on its existing 2,000 shares of common stock in Kyoshoku are fully discharged and released by the relevant bank.

2. *Conditions in respect of Kyoshoku*
   Kyoshoku's obligation to issue and allot the Subscription Shares to PAIH (BVI) is subject to the following conditions:
   (a) delivery by PAIH (BVI) to Kyoshoku of the following documents, each in form and substance satisfactory to Kyoshoku:
      (i) a notice of Completion and an application for the Subscription Shares; and
      (ii) a copy of minutes of a meeting of PAIH (BVI)'s board of directors approving the subscription of the Subscription Shares; and
   (b) transmission of the consideration payable in respect of the Subscription Shares to the bank account designated by Kyoshoku.

   Kyoshoku's obligation to issue and allot the Kyoshoku Common Shares and the Kyoshoku Preferred Shares to KILLP under the Subscription Agreement are subject to the following conditions:

   delivery by KILLP to Kyoshoku of the following documents, in form and substance satisfactory to Kyoshoku:
   (i) application for the Kyoshoku Common Shares;
   (ii) application for the Kyoshoku Preferred Shares;
   (iii) a copy of minutes of a meeting of SPIA's board of directors approving the subscription of the Kyoshoku Common Shares; and
   (iv) written debt waivers and certificates confirming waiver of Kyoshoku's debt to KILLP in accordance with the terms of the Subscription Agreement.

Completion

Unless the parties agree in writing otherwise, the subscription of the Subscription Shares by PAIH (BVI) and the subscription of the Kyoshoku Common Shares and the Kyoshoku Preferred Shares by KILLP, shall be consummated and completed at the Completion Date, being the 7th day from the date of PAIH (BVI)'s written notice to Kyoshoku and KILLP confirming that all conditions precedent as set out in the Subscription Agreement have been fulfilled to its satisfaction or have been waived by it in writing. The conditions discussed above are expected to be fulfilled on or before 24 March 2005 and therefore it is currently expected that Completion shall take place on or before 31 March 2005. The same basis of valuation has been applied for the subscription of the Subscription Shares by PAIH (BVI) and the subscription of the Kyoshoku Common Shares and the Kyoshoku Preferred Shares by KILLP.

PAIH (BVI) may in respect of itself at any time waive in writing any of the conditions precedent and complete the transactions at an earlier date and such waiver may be made subject to such reasonable terms and conditions as are determined by PAIH (BVI). If any of the conditions precedent set out above under the heading "1. Conditions in respect of PAIH (BVI)" has not been fulfilled for any reason whatsoever and is not waived by PAIH (BVI) on or before 24 March 2005, then PAIH (BVI) may at its sole option (but without prejudice to any other right or remedy it may have), by written notice to KILLP and Kyoshoku elect to terminate the Subscription Agreement.

If any of the conditions precedent set out above under the heading "2. Conditions in respect of Kyoshoku" has not been fulfilled for any reason whatsoever and is not waived by Kyoshoku on or before 14 July 2005, then Kyoshoku may at its sole option (but without prejudice to any other right or remedy it may have), by written notice to PAIH (BVI) elect to terminate the Subscription Agreement. Further announcement(s) will be made by the Company if any of such conditions are waived or if the Subscription Agreement is not completed by 31 March 2005 or is otherwise terminated.

Post-Completion Undertakings

If any of the following post-Completion undertakings is not fulfilled by KILLP and SPIA within a reasonable time after Completion, PAIH (BVI) shall be entitled to, at its sole and absolute discretion, rescind the Subscription Agreement and the Shareholders' Agreement and KILLP and SPIA shall be jointly and severally liable to compensate PAIH (BVI) for all its losses suffered as a result. In the alternative, PAIH (BVI) may, at its sole and absolute discretion, continue with the Subscription Agreement and the Shareholders' Agreement and claim for damages from KILLP and SPIA for such breach.

(a) KILLP shall obtain full discharge of Kyoshoku's obligations under an existing loan agreement in relation to certain borrowings by Kyoshoku from a bank in the amount of 800 million Yen (equivalent to approximately HK$60,446,000) as at 30 November 2004 and full release and discharge of the securities thereunder.

(b) Upon the delivery of the written waivers by SPIA in relation to Kyoshoku's debt to KILLP and the allotment of the Kyoshoku Common Shares and the Kyoshoku Preferred Shares and Kyoshoku's repayment of the outstanding balance of certain subordinated loans to SPIA, SPIA, KILLP and Kyoshoku in the amount of 1,100 million Yen (equivalent to approximately HK$83,113,000) as at 30 November 2004 shall cancel the relevant subordinated loan agreement.

(c) KILLP and SPIA shall have obtained the relevant written bank consent for the cancellation of the aforesaid subordinated loan, and

(d) KILLP shall procure the registration of capital structure and issued shares in Kyoshoku with the Legal Affairs Bureau forthwith.

The Subscription Agreement has not provided for the subscription of the Subscription Shares by PAIH (BVI) and the Kyoshoku Common Shares and the Kyoshoku Preferred Shares by KILLP being inter-conditional.

Disputes over the terms of the Subscription Agreement shall be resolved under the laws of Japan and will be settled by arbitration at the Arbitration Centre of Tokyo.

The subscription of the Subscription Shares per se does not constitute a connected transaction or a notifiable transaction under the Listing Rules.

REASONS FOR THE ENTERING INTO OF THE AGREEMENTS

Although Kyoshoku was loss-making as at 31 March 2004, the Directors believe that the investment of a controlling interest in Kyoshoku will complement the existing businesses and development plans of the Group as discussed below:

1. Total sales of the Group for the year ended 31 March 2004 was HK$4.4 billion, of which sales to the Japanese market was HK$146 million, constituting 3.3% of the Group's total sales for that period. Prior to this investment, the Group sold to the Japanese market through Japanese importers. After this investment, the Group can sell its products through Kyoshoku to consumers in Japan directly. The Directors believe that this investment will provide the Group with an opportunity to increase its sales to the Japanese market.

2. Kyoshoku owns three processing plants in Japan, processing seasoned, pickled, smoked and salted fish fillets and seafood product and it supplies these to the domestic Japanese market. The Directors believe that Kyoshoku can produce certain less time-sensitive branded retail products from the production facilities of the Group in the PRC at competitive costs.

3. Kyoshoku has an established direct sourcing network for frozen seafood products produced in Japan Sea. This investment will therefore enable the Group to source raw materials directly from source without buying through the exporters in Japan.

Whilst Kyoshoku recorded audited net liabilities as at 31 March 2004, it is expected that the financial position of Kyoshoku will improve on Completion following the issue and allotment of the Subscription Shares, the Kyoshoku Common Shares and the Kyoshoku Preferred Shares.

In light of the above, the Board believes that the terms of the Agreements are fair and reasonable and in the interest of the Company and its Shareholders as a whole.

Set out below are Kyoshoku's existing common shareholding structure and its common shareholding structure immediately after Completion.


Before:
After:
KILLP*
100%
Kyoshoku
KILLP*
PAIH (BVI)
40%
60%
Kyoshoku

Note:* KILLP is an investment limited partnership incorporated in Japan. SPIA is the sole unlimited partner of KILLP and is a subsidiary of Sanyo Electric Co., Ltd., a company whose shares are listed on the Tokyo Stock Exchange of Japan. SPIA is principally engaged in providing investment advisory services, including the management of KILLP. KILLP is owned by an investment fund established in Japan, which is in turn owned by private investors.

Set out below are Kyoshoku's capital structure immediately after Completion:

Share Capital	PAIH (BVI) No. of Shares	PAIH (BVI) Value *Yen*	KILLP No. of Shares	KILLP Value *Yen*
Common Shares in Kyoshoku	8,000	400,000,000	5,334	266,667,000
Kyoshoku Preferred Shares	–	–	16,000	800,000,000

Upon Completion, PAIH (BVI) or its nominee will become a holder of approximately 60% of the common shares in Kyoshoku, which will become a subsidiary of the Company.

THE SHAREHOLDERS' AGREEMENT

Date: 14 January 2005

Parties:
(1) PAIH (BVI)
(2) KILLP
(3) Kyoshoku

Purpose: to set out the agreed manner to regulate the relationship among parties to the Shareholders' Agreement with regard to matters concerning the control, operation and management of Kyoshoku.

Principal business of Kyoshoku:
– processing, purchases and sales and import and export of agricultural and fishery products; and
– manufacturing and sales of seasonings.

Board composition: The board of directors of Kyoshoku shall have five members; three of whom shall be designated by PAIH (BVI); and two of whom shall be designated by KILLP.

Options:

(1) Call option to PAIH (BVI):
For the premium of 1,000 Yen (equivalent to approximately HK$76) paid by PAIH (BVI) to KILLP, call option has been granted to PAIH (BVI) by KILLP to purchase the Kyoshoku Common Shares at any time after the Kyoshoku Preferred Shares have been fully redeemed by Kyoshoku or after the Kyoshoku Preferred Shares have become non-redeemable. The purchase price per share of the Kyoshoku Common Shares shall be the net asset value per share of Kyoshoku based on the audited financial statements of Kyoshoku in the past fiscal year.

(2) Put option to KILLP:
A put option has been granted to KILLP by PAIH (BVI) to sell the Kyoshoku Common Shares to PAIH (BVI) at any time after five years from the date of the Shareholders' Agreement if, among other things, the Kyoshoku Preferred Shares have been fully redeemed by Kyoshoku or after the Kyoshoku Preferred Shares have become non-redeemable. The selling price per share of the Kyoshoku Common Shares shall be the net asset value per share of Kyoshoku based on the audited financial statements of Kyoshoku in the past fiscal year, provided that the aggregate price shall not exceed 1.88 billion Yen (equivalent to approximately HK$142,048,000).

(3) Call option to KILLP:
If the call option granted to PAIH (BVI) as discussed in paragraph (1) above has been exercised and Kyoshoku obtains a listing on a leading stock exchange within 12 months thereafter, KILLP shall be entitled to re-purchase the Kyoshoku Common Shares from PAIH (BVI) at the same price as when the call option was originally exercised by PAIH (BVI), (i.e. the net asset value per share of Kyoshoku based on the audited financial statements of Kyoshoku in the past fiscal year), provided that the aggregate price shall not exceed 1.88 billion Yen (equivalent to approximately HK$142,048,000).
The Company will comply with the relevant requirements under Chapters 14 and 14A of the Listing Rules in relation to options, upon the occurrence of certain events (including the expiry, transfer or exercise of the above options).

Pre-emptive Rights: Subject to the occurrence of certain events and the fulfillment of certain conditions, the Shareholders' Agreement sets out provisions for rights of first refusal and tag-along rights. Further particulars of such rights, events and conditions will be disclosed in the circular containing details of the Transactions to be despatched to the Shareholders.

Guarantee for Financial Support: PAIH (BVI) shall arrange bank financing to Kyoshoku not exceeding 1,400,000,000 Yen (equivalent to approximately HK$105,780,000) (consisting of term loan, overdraft facilities, trade finance facilities and account receivable loans) which shall be solely guaranteed by PAIH (BVI).

Replacement Guarantees: As at the date of the Shareholders' Agreement, KILLP, SPIA and certain of Kyoshoku's existing directors have provided joint and several guarantees to customers of Kyoshoku. Such guarantees shall be withdrawn as of the effective date of the Shareholders' Agreement. Each of PAIH (BVI) and KILLP have undertaken to provide replacement guarantees in accordance with their respective relevant proportion of interest in the Common Shares in Kyoshoku for any customers who were previously granted a guarantee and who desire a replacement guarantee to secure the obligations of Kyoshoku. The replacement guarantees to be provided by PAIH (BVI) will amount to 60 million Yen (equivalent to approximately HK$4,534,000) based on the management accounts of Kyoshoku as at 30 November 2004.
The aggregate amount of guarantee for financial support and the replacement guarantees to be given by PAIH (BVI) described above shall be 1,460 million Yen (equivalent to approximately HK$110,314,000).

Conditions: The Shareholders' Agreement is conditional upon the fulfillment of the conditions precedent which are subject to the satisfaction of PAIH (BVI) in accordance with the Subscription Agreement.

Effective Date: The Shareholders' Agreement shall become effective from the date on which PAIH (BVI) has become a shareholder of Kyoshoku, which shall be on or before 31 March 2005 or such other date as agreed between the parties to the Shareholders' Agreement.

IMPLICATIONS UNDER THE LISTING RULES

The transactions contemplated under the Agreements constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

Shareholders' Approval

Upon Completion, the Transactions (including the Guarantee for Financial Support, the Replacement Guarantees and the Put option to KILLP as discussed under the section headed "The Shareholders' Agreement") will constitute discloseable and connected transactions of the Company under the Listing Rules, which must be made conditional on approval by the Independent Shareholders. The Company will comply with the relevant requirements under Chapters 14 and 14A of the Listing Rules in relation to options upon the occurrence of certain events (including the expiry, transfer or exercise of the options described in the section headed "Options" above).

To the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, KILLP, Kyoshoku and SPIA and their respective associates are not Shareholders, N. S. Hong, which holds 505,785,438 Shares representing approximately 50.61% of the issued share capital of the Company as at the date of this announcement, and its associates are not interested in the Transactions and does not have any interest different from other Shareholders, other than N. S. Hong's indirect interest as a shareholder. Therefore, no Shareholders are required to abstain from voting.

Written approval of the Transactions has already been obtained by the Company from N. S. Hong, which holds 505,785,438 shares in the Company, representing approximately 50.61% of the issued share capital of the Company as at the date of this announcement. N. S. Hong and its associates are not interested in the Transactions, other than N. S. Hong's indirect interest as a Shareholder. The Company has applied to the Stock Exchange for a waiver from the requirement to hold a physical Shareholders' general meeting of the Company to approve the Transactions under Rule 14A.43 of the Listing Rules. Therefore, subject to the waiver from the Stock Exchange, Shareholders' approval by way of resolutions passed at a physical Shareholders' general meeting will not be required.

Circular

A circular containing, among other things, details of the Transactions will be despatched to the Shareholders as soon as practicable.

The Independent Board Committee, comprising Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent, has been appointed by the Board to advise the Independent Shareholders as to the fairness and reasonableness of the Transactions and as to whether the Transactions are in the interest of the Company and the Shareholders as a whole. An Independent Financial Adviser will be appointed to provide its opinions to the Independent Board Committee and Independent Shareholders in connection with the Transactions. A circular containing further information on the Transactions, the letter from the Independent Financial Adviser, the views of the Independent Board Committee will be despatched to the Shareholders as soon as practicable.

GENERAL

The Group is principally engaged in the business of global sourcing, further processing on shore and international distribution of frozen seafood products, provision of shipping agency services and the cultivation, processing and supply of vegetables.

Trading in the shares of the Company was suspended at the request of the Company with effect from the morning on 14 January 2005 pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the shares of the Company with effect from 9:30 a.m. on 20 January 2005.

Press Articles

The Company admits that information in relation to the Agreements has been disseminated to the press prior to the issue of this announcement.

DEFINITIONS

In this announcement, the following terms have the following meanings:

"PAIH (BVI)"	Pacific Andes International Holdings (BVI) Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company
"Agreements"	the Subscription Agreement and the Shareholders' Agreement
"Board"	the board of Directors
"Company"	Pacific Andes International Holdings Limited
"Completion Date"	the 7th day from the date PAIH (BVI)'s written notice to Kyoshoku and KILLP confirming that all conditions precedent as set out in the Subscription Agreement have been fulfilled to its satisfaction or have been waived by it in writing
"Completion"	completion of the Subscription Agreement
"Completion Audit"	the audit of the books of account and financial records of Kyoshoku for the Completion
"connected person(s)"	as defined under the Listing Rules
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Financial Adviser"	the independent financial adviser to be appointed by the Company to provide advice on the terms of the Transactions to the Independent Board Committee
"Independent Board Committee"	the independent board committee, comprising Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent, appointed by the Board to advise the Independent Shareholders as to the fairness and reasonableness of the Transactions
"Independent Shareholders"	Shareholders who are not required to abstain from voting if the Company were to convene a general meeting to seek Shareholders' approval of the Transactions
"KILLP"	Kyoshoku Investment Limited Liability Partnership, an investment limited partnership under the Limited Partnership Act for Investment, acting through its unlimited partner SPIA, which is not a connected person
"Kyoshoku Common Shares"	the 3,334 shares of common stock in Kyoshoku to be subscribed by KILLP on the terms and conditions of the Subscription Agreement
"Kyoshoku Preferred Shares"	means 16,000 shares of redeemable preferred stock in Kyoshoku which KILLP shall subscribe in consideration of 800,000,000 Yen (equivalent to approximately HK$60,446,000)
"Kyoshoku"	Kyoshoku Co., Ltd., a company incorporated in Japan, which is not a connected person
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"N. S. Hong"	N. S. Hong Investment (BVI) Limited, the registered shareholder of approximately 50.61% of the shares of the Company as at the date of this announcement
"Shareholders' Agreement"	the shareholders' agreement dated 14 January 2005 entered into between PAIH (BVI), KILLP and Kyoshoku in respect of matters concerning the control, operation and management of Kyoshoku
"Share(s)"	share(s) of the Company
"Shareholders"	Shareholders of the Company
"SPIA"	Sanyo Pacific Investment Advisory Co., Ltd., a company established under the laws of Japan, which is not a connected person
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Agreement"	the subscription agreement dated 14 January 2005 entered into between PAIH (BVI) and KILLP as subscribers and Kyoshoku and SPIA in respect of, amongst other things, the subscription of the Subscription Shares by PAIH (BVI)
"Subscription Shares"	8,000 shares of common stock in the capital of Kyoshoku, representing 60% of the enlarged issued common stock of Kyoshoku upon Completion as enlarged by the issue of the Subscription Shares and the Kyoshoku Common Shares
"Transactions"	the Shareholders' Agreement and the transactions contemplated thereunder
"Yen"	Japanese yen, the lawful currency of Japan

In this announcement, translation of HK$ into Yen is made for illustration purposes only, at the rate of HK$1.00 = 13.235 Yen.

By order of the Board
Pacific Andes International Holdings Limited
Ng Joo Siang
Managing Director

Hong Kong, 19 January 2005

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent.

Investor

Investment Service Centre

Listed Companies Information

PACIFIC ANDES<01174> - New Listing of 2006 Warrants

Market participants are requested to note that dealings in the 2006 Warrants of Pacific Andes International Holdings Limited will commence at 9:30 a.m. on Tuesday, 01/02/2005 under the following particulars:-

Stock Code	Stock Short Name	Board Lot
117	PAC ANDES W0607	10,000 units

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Pacific Andes International Holdings Limited, you should at once hand this circular, together with the enclosed form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

DISCLOSEABLE TRANSACTION

24 January 2005

CONTENTS

Page

Definitions 1

Letter from the Board

Introduction 3

The Agreement 4

Financial Information on CFIL 7

Financial Effects of the Golden Target Acquisition on the PAH Group 8

Reasons for the Golden Target Acquisition 9

Financial Effect of the Golden Target Acquisition on the PAIH Group 10

General 10

Additional Information 10

Appendix – General Information 11

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	the sale and purchase agreement dated 31 December 2004 entered into between Golden Target as purchaser and Jade China as vendor in respect of the sale and purchase of the Sale Shares
"associates"	has the meaning ascribed in the Listing Rules
"Board"	the board of Directors
"Directors"	Directors of the Company
"CFIL"	China Fisheries International Limited, a company incorporated on 8 February 1997 in Samoa
"Company"	Pacific Andes International Holdings Limited
"connected person(s)"	as defined under the Listing Rules
"Golden Target"	Golden Target Pacific Limited, a company incorporated in the British Virgin Islands and a wholly owned subsidiary of PAH
"Golden Target Acquisition"	the acquisition of the Sale Shares by Golden Target under the Agreement
"Jade China"	Jade China Investments Limited, a company incorporated in Samoa
"Latest Practicable Date"	20 January 2005 being the latest practicable date prior to the printing of this circular
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PAH"	Pacific Andes (Holdings) Limited, a company incorporated in Bermuda with limited liability, whose shares and warrants are listed on the SGX, and a subsidiary of the Company in which the Company is interested in approximately 64.68% of its issued share capital
"PAH Group"	PAH and its subsidiaries
"PAH Shares"	shares of S$0.20 each in the capital of PAH

"PAIH Group"	the Company and its subsidiaries
"Sale Shares"	20 shares of US$1 each in the capital of CFIL, representing 2% of the issued share capital of CFIL
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"SGX"	Singapore Exchange Securities Trading Limited
"Shareholders"	shareholders of the Company
"Zhonggang"	Zhonggang Fisheries Limited, a company incorporated in the British Virgin Islands and a 70% owned subsidiary of PAH
"Zhonggang Acquisition"	the acquisition by Zhonggang of 499 shares of US$1 each in the capital of CFIL, representing 49.9% of the issued share capital of CFIL, details of which are disclosed in the announcement of the Company dated 29 March 2004 and 12 July 2004
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"S$"	Singaporean dollars, the lawful currency of Singapore
"US$"	United States dollars, the lawful currency of the United States of America

In this circular, except as otherwise indicated, US$ has been translated into HK$ at the rate of US$1.00 = HK$7.80 for reference purpose only.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司
(Incorporated in Bermuda with limited liability)
(Stock Code: 1174)

Executive Directors:
Mr. Ng See Hong *(Chairman)*
Mr. Ng Joo Siang *(Managing Director)*
Madam Teh Hong Eng
Mr. Ng Joo Kwee
Mr. Ng Joo Puay, Frank
Ms. Ng Puay Yee
Mr. Cheng Nai Ming

Independent Non-executive Directors:
Mr. Kwok Lam Kwong, Larry
Mr. Lew V. Robert
Mr. Yeh Man Chun, Kent

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
Rooms 3201-3215
Hong Kong Plaza
188 Connaught Road West
Hong Kong

24 January 2005

To the shareholder(s) of the Company and, for information only, holders of options granted under the Company's share option scheme adopted on 9 September 2004

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

As stated in the announcement of the Company dated 31 December 2004, on 31 December 2004, Golden Target, a wholly owned subsidiary of PAH, entered into the Agreement with Jade China in respect of the purchase of the Sale Shares at a consideration of US$9 million (equivalent to approximately HK$70.2 million), which has been fully paid in cash. Completion of the Golden Target Acquisition took place immediately after the signing of the Agreement.

Prior to completion of the Golden Target Acquisition, Jade China owned 50.1% of the issued share capital of CFIL. The remaining 49.9% of the issued share capital of CFIL is and continues to be owned by Zhonggang which was acquired on 12 July 2004 through the Zhonggang Acquisition. PAH owns 70% of the issued share capital of Zhonggang. Please refer to the announcement of the Company dated 29 March 2004 and 12 July 2004 on details of the Zhonggang Acquisition.

CFIL becomes an indirect subsidiary of the Company after completion of the Golden Target Acquisition, with the Company and PAH having a beneficial interest of approximately 23.89% and 36.93% of the issued share capital of CFIL respectively.

PAH, a company listed on the SGX, is a subsidiary of the Company in which the Company holds approximately 64.68% of its issued shares.

The Board believes the terms of the Agreement are fair and reasonable and in the interest of the Company and the Shareholders as a whole. The Board confirms that the consideration for the Golden Target Acquisition has been determined after arm's length negotiations between the parties thereto.

The purpose of this circular is to provide you with further information relation to the Golden Target Acquisition in accordance with the Listing Rules.

THE AGREEMENT

Date

31 December 2004

Parties

(1) Vendor

Jade China, a company incorporated in Samoa. Jade China is principally engaged in investment holdings.

To the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, Jade China and its ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

(2) Purchaser

Golden Target

Asset to be transferred

Under the Agreement, Golden Target has agreed to purchase the Sale Shares, representing 2% of the issued capital of CFIL, at a consideration of US$9 million (equivalent to approximately HK$70.2 million). CFIL is principally engaged in fishing and the provision of fishing management services for fishing vessels.

Consideration

The consideration for the Sale Shares was US$9 million (equivalent to approximately HK$70.2 million), which had been funded from Golden Target's internal resources and was fully paid in cash from internal resources of PAH on completion of the Agreement. Assuming that the Golden Target Acquisition is aggregated under Rule 14.22 of the Listing Rules with the Zhonggang Acquisition, the total consideration paid by the Company for acquiring an indirect 51.9% interest of the issued share capital of CFIL was US$21,940,152 (equivalent to approximately HK$171,133,186).

The Board confirms that the consideration for the Golden Target Acquisition was determined after arm's length negotiations between the parties thereto without reference to any particular financial basis. Following the Golden Target Acquisition, CFIL became an indirect subsidiary of the Company and PAH. The Golden Target Acquisition enables the Company through its controlling interest in CFIL to determine the future directions of CFIL and align them to the overall strategy of the PAIH Group. A premium was added to the purchase price for the Sale Shares in view of the controlling interest acquired as a result of the Golden Target Acquisition. As shown in the section headed "Financial Information on CFIL" on page 7 of this circular, CFIL's audited profit after taxation increased from US$1.889 million (equivalent to approximately HK$14.734 million) for the year ended 31 December 2002 to US$4.322 million (equivalent to approximately HK$33.712 million) for the year ended 31 December 2003. The consideration for the Zhonggang Acquisition was determined based on 49.9% of the price earnings ratio of 6 times of CFIL's profit after taxation of US$4.322 million (equivalent to approximately HK$33.712 million) for the year ended 31 December 2003. For the nine months ended 30 September 2004 alone, CFIL already recorded further increase in unaudited profit after taxation to US$16.498 million (equivalent to approximately HK$128.684 million), representing more than 280% increase over the entire financial years of 2003. Having considered the potential profit contribution from CFIL and the benefits obtained from acquiring the controlling interest of CFIL, the Board considers that the consideration for the Sale Shares of US$9 million (equivalent to approximately HK$70.2 million) is fair and reasonable. PAH was under no obligation to acquire the Sale Shares under the Zhonggang Acquisition.

According to the unaudited management accounts of CFIL, the book value of the Sale Shares as at 30 September 2004 was approximately US$386,000 (equivalent to approximately HK$3,012,000). The audited net profit of CFIL (before and after taxation and extraordinary items) attributable to the Sale Shares for each of the two years ended 31 December 2002 and 2003 was approximately US$38,000 (equivalent to approximately HK$295,000) and US$86,000 (equivalent to approximately HK$674,000) respectively.

Based on the unaudited management accounts of CFIL for the 9 months ended 30 September 2004, the aggregate consideration of US$21,940,152 (equivalent to approximately HK$171,133,186) for the Golden Target Acquisition and the Zhonggang Acquisition and the consideration of US$9 million (equivalent to approximately HK$70.2 million) for the Golden Target Acquisition were valued at a price-earning (PE) ratio of 2.6 and 27 respectively. Furthermore, the aggregate consideration of US$21,940,152 (equivalent to approximately HK$171,133,186) for the Zhonggang Acquisition and the Golden Target Acquisition and the consideration of US$9 million (equivalent to approximately HK$70.2 million) for the Golden Target Acquisition represented 2.2 times and 23 times of the attributable net asset value (NAV) of CFIL as at 30 September 2004 respectively.

Completion

Completion of the Golden Target Acquisition took place on the same day immediately after the signing of the Agreement on 31 December 2004.

Prior to completion of the Golden Target Acquisition, the board of directors in CFIL comprised of 5 members of which Zhonggang had the right to appoint 2 directors and Jade China had the right to appoint 3 directors. Upon completion of the Golden Target Acquisition, the maximum number of directors in CFIL is five of which each of Zhonggang and Jade China has the right to appoint up to 2 directors and Golden Target has the right to appoint 1 director.

Before completion of the Golden Target Acquisition, the shareholding structure of CFIL was as follows:


The Company
64.68%
PAH
Other Independent Shareholder*
70%
30%
Zhonggang
Jade China
49.9%
50.1%
CFIL

After completion of the Golden Target Acquisition, the shareholding structure of CFIL is as follows:


The Company
64.68%
PAH
Other Independent Shareholder*
30%
100%
70%
Golden Target
Zhonggang
Jade China
2%
49.9%
48.1%
CFIL

* *The other independent shareholder of Zhonggang and its ultimate beneficial owner are third parties independent of the Company and its connected persons (as defined in the Listing Rules).*

FINANCIAL INFORMATION ON CFIL

The following table sets out the selected financial data of CFIL, extracted from its audited accounts for the financial years ended 31 December 2002 and 31 December 2003 and unaudited management accounts for the nine months ended 30 September 2004. The audited accounts have been prepared in accordance with the International Financial Reporting Standards.

	Year ended 31 December 2002		**Year ended 31 December 2003**		**Nine months ended 30 September 2004**	
	Audited		*Audited*		*Unaudited*	
	(US$'000)	*(HK$'000) Equivalent*	*(US$'000)*	*(HK$'000) Equivalent*	*(US$'000)*	*(HK$'000) Equivalent*
Turnover	39,366	307,055	55,062	429,484	73,190	570,882
Earnings before interest, depreciation, amortisation and taxation	1,889	14,734	4,322	33,712	20,698	161,444
Profit before taxation	1,889	14,734	4,322	33,712	16,498	128,684
Profit after taxation	1,889	14,734	4,322	33,712	16,498	128,684
Total assets	6,264	48,859	9,396	73,289	73,873	576,209
Non current assets	1,650	12,870	1,900	14,820	53,268	415,490
Current assets	4,614	35,989	7,496	58,469	20,605	160,719
Total liabilities	4,375	34,125	6,585	51,363	54,564	425,599
Non current liabilities	–	–	–	–	–	–
Current liabilities	4,375	34,125	6,585	51,363	54,564	425,599
Net assets	1,889	14,734	2,811	21,926	19,309	150,610

To the best of the knowledge of the Directors, the significant increase in turnover and profit before and after taxation is attributable to an increase in the number of vessels in operation for the nine months ended 30 September 2004 from 30 to 36 vessels.

FINANCIAL EFFECTS OF THE GOLDEN TARGET ACQUISITION ON THE PAH GROUP

Earnings per share

For illustrative purposes only and assuming that the Golden Target Acquisition was completed on 1 April 2003, the effect of the Golden Target Acquisition on the earnings per share of the PAH Group (not on PAIH Group), based on the audited consolidated profit and loss accounts of the PAH Group for the financial year ended 31 March 2004, would have been as follows:–

	Financial year ended 31 March 2004	**Adjustment**	**Proforma after the Golden Target Acquisition**
Profit attributable to shareholders of PAH *(HK$'000)*	90,346	(2,814)[1]	87,532
Number of PAH Shares *('000)*	541,123		541,123
Earnings per PAH Share *(HK cents)*	16.70		16.18

Note (1): The adjustment being the 2% share of the audited results of CFIL for the year ended 31 December 2003 and the amortisation of goodwill.

Net tangible assets ("NTA")

For illustrative purposes only and assuming that the Golden Target Acquisition was completed on 31 March 2004, the effect of the Golden Target Acquisition on the consolidated NTA of the PAH Group (not on PAIH Group), based on the audited consolidated balance sheet of the PAH Group as at 31 March 2004, would have been as follows:–

	As at 31 March 2004	**Adjustment**	**Proforma after The Golden Target Acquisition**
NTA *(HK$'000)*	812,997	(69,761)[2]	743,236
Number of PAH Shares *('000)*	541,123		541,123
NTA per PAH Share *(HK cents)*	1.50		1.37

Note (2): The adjustment being the goodwill on acquisition of CFIL.

Gearing

For illustration purposes only and assuming that the Golden Target Acquisition was completed on 31 March 2004, the effect of the Golden Target Acquisition on the gearing of the PAH Group (not on PAIH Group), based on the audited consolidated balance sheet of the PAH Group as at 31 March 2004, would have been as follows:–

	As at 31 March 2004	Adjustment	Proforma after The Golden Target Acquisition
Total borrowings *(HK$'000)*	856,992		856,992
Net borrowings *(HK$'000)*	669,632	70,200[(3)]	739,832
Shareholders' funds *(HK$'000)*	812,997		812,997
Gross gearing *(times)*	1.05		1.05
Net gearing *(times)*	0.82		0.91

Note (3): The adjustment being the payment of the relevant purchase price for the Golden Target Acquisition.

PAH is a company listed on the SGX and the analysis on the financial impact on PAH resulted from the Golden Target Acquisition as set above is disclosed by PAH pursuant to certain regulatory requirements under the Listing Manual of SGX. In that regard, such financial information is not a voluntary disclosure by the Company and has been prepared under a different set of rules and targeted at the shareholders of PAH only.

Based on the latest published accounts of the Company, PAH is neither the only asset nor the only source of turnover for the Company.

REASONS FOR THE GOLDEN TARGET ACQUISITION

Zhonggang had earlier acquired a 49.9% interest in CFIL from Jade China on 12 July 2004 at a total consideration of US$12,940,152 (equivalent to approximately HK$100,933,186), 70% of which amounted to US$9,058,106.40 (equivalent to approximately HK$70,653,230) was contributed by PAH.

Following completion of the Golden Target Acquisition, an additional 2% interest in the issued share capital of CFIL was acquired indirectly by the Company at a consideration of US$9,000,000 (equivalent to approximately HK$70,200,000), CFIL became an indirect subsidiary of the Company, with the Company and PAH having a beneficial interest of approximately 23.89% and 36.93% of the issued share capital of CFIL respectively.

During the nine months ended 30 September 2004, CFIL derived an unaudited profit after taxation of approximately US$16.5 million (equivalent to approximately HK$128.7 million). Prior to completion of the Golden Target Acquisition, the interest in CFIL was accounted for in the books of the Company as an associated company, whereas after completion of the Golden Target Acquisition, the interest in CFIL is accounted for in the books of the Company as a subsidiary of the Group.

In view of the potential significant profit contribution from CFIL to the Company's results following the completion of the Zhonggang Acquisition, the Golden Target Acquisition enables the Company, through its controlling interest in CFIL, to determine the future directions of CFIL and align them to the overall strategy of the PAIH Group. Currently, there are plans to integrate CFIL's business and operations with those of the PAIH Group. Furthermore, the PAIH Group will be able to expand the business and operations of CFIL by utilising CFIL's professional expertise and knowledge.

In light of the above, the Board believes the terms of the Agreement are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

FINANCIAL EFFECT OF THE GOLDEN TARGET ACQUISITION ON THE PAIH GROUP

The Directors consider that upon completion of the Acquisition, the asset portfolio of the PAIH Group will be enriched by approximately HK$343 million, and the purchase price payable by the PAIH Group for acquiring the assets and liabilities will be settled in cash. Consequently, there will be no impact on the net assets value of the PAIH Group and no immediate impact on earnings of the PAIH Group. As CFIL has been profitable historically, the Golden Target Acquisition is expected to have a positive impact on the earnings of the Group for the financial year ending 31 March 2005.

GENERAL

The Golden Target Acquisition constitutes a discloseable transaction under Chapter 14 of the Listing Rules.

The PAIH Group is principally engaged in the business of global sourcing, further processing on shore and international distribution of frozen seafood products, provision of shipping agency services and the cultivation, processing and supply of vegetables.

The PAH Group is principally engaged in the global sourcing, transportation and supply of frozen seafood products and the cultivation, processing and supply of vegetables. Both Golden Target and Zhonggang are principally engaged in investment holding.

ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the board
Pacific Andes International Holdings Limited
Ng Swee Hong
Chairman

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purposes of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company and their associates in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive or any associated corporation is taken or deemed to have under such provisions of the SFO); or were required to be entered in the register maintained by the Company pursuant to section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies (together the "Discloseable Interest"), were as follows:

(i) Shares

Number of ordinary shares held (long positions)

Name of directors	Personal interests	Family Interests	Corporate Interests	Percentage of the issued share capital of the Company
Ng Swee Hong	-	-	505,785,438 *(note a)*	50.61%
Ng Joo Siang	-	422,000 *(note b)*	-	0.04%
Ng Puay Yee	1,176,000	-	-	0.12%
Cheng Nai Ming	1,745,280	-	-	0.17%

Notes:

(a) These shares are registered in the name of N.S. Hong Investment (BVI) Limited, representing approximately 50.61% of the issued share capital of the Company, and Mr. Ng Swee Hong is deemed to be interested in these shares by virtue of the fact that N.S. Hong Investment (BVI) Limited, a corporation, is accustomed to act in accordance with his directions.

(b) These shares are held under the name of the spouse of Ng Joo Siang.

(ii) Share options scheme

The following table discloses Directors' personal interests in share options to subscribe for shares in the Company:

Directors	Period during which option are exercisable	Subscription price per share	Date of grant	Number of share options and underlying shares held as at the Latest Practicable Date
		HK$		
Cheng Nai Ming	21.8.2000 to 20.8.2005	0.3336	21.2.2000	4,000,000

Save as disclosed in (i) and (ii) above, as at the Latest Practicable Date, none of the Directors or chief executives of the Company or their respective associates had any Discloseable Interest.

INTERESTS OF SHAREHOLDERS

Save as disclosed herein, as at the Latest Practicable Date, as far as is known to the Directors and the chief executive of the Company, the following persons have an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of the nominal value of any class of share

capital carrying rights to vote in all circumstances at general meetings of any member of the Group:–

Interest in the Company

Name of shareholders	Capacity	Number of issued ordinary shares held (long positions)	Percentage of the issued share capital of the Company
Ng Swee Hong	Beneficial owner	505,785,438 *(note a)*	50.61%
Cheah Cheng Hye	Beneficial owner	119,969,802 *(note b)*	12.00%

Notes:

(a) These shares are registered in the name of N.S. Hong Investment (BVI) Limited and Mr. Ng Swee Hong is deemed to be interested in these shares by virtue of the fact that N.S. Hong Investment (BVI) Limited, a corporation, is accustomed to act in accordance with his directions.

(b) Cheah Cheng Hye holds a total of 119,969,802 shares by virtue of his deemed interest in the shares held by Value Partners Limited.

Interest in China Fisheries International Limited

	Percentage of the issued share capital
Zhonggang Fisheries Limited	49.9%

Save as disclosed above, as at the Latest Practicable Date, no other person has an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or who is directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

LITIGATION

No member of the PAIH Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known by the Directors to be pending or threatened against any member of the PAIH Group.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contracts with the Company or any of its subsidiaries other than contracts expiring or determinable by the Company within one year without payment of any compensation (other than statutory compensation).

COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their respective associates was interested in any business which competes or is likely to compete, either directly or indirectly, with the business of the PAIH Group.

GENERAL

(a) The Secretary and Qualified Accountant of the Company is Mr. Cheng Nai Ming, an associate member of Hong Kong Institute of Certified Public Accountant. Mr. Cheng is also the finance director of the Company.

(b) The Company's share registrars and transfer office is Secretaries Limited, Ground Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(c) The English text of this circular shall prevail over the Chinese text.

Investor

Investment Service Centre

Listed Companies Information

PACIFIC ANDES<01174> - Suspension of Trading

At the request of Pacific Andes International Holdings Limited (the "Company"), trading in its shares has been suspended with effect from 9:42 a.m. today (14/1/2005) pending the release of an announcement regarding a price sensitive information of the Company.

The Standard Tuesday, January 25, 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

CLARIFICATION ANNOUNCEMENT

The Board notes that owing to a mistake in calculation, certain incorrect financial figures of CFIL appearing in the Announcement and wishes to clarify that the audited net profit of CFIL (before and after taxation and extraordinary items) attributable to the Sale Shares for each of the two years ended 31 December 2002 and 2003 were approximately US$38,000 (equivalent to approximately HK$295,000) and US$86,000 (equivalent to approximately HK$674,000) respectively.

Reference is made to the announcement of the Company dated 31 December 2004 in relation to a discloseable transaction (the "**Announcement**"). Unless otherwise defined herein, all terms herein shall have the same meanings as ascribed thereto in the Announcement.

The Board notes that owing to a mistake in calculation, the following incorrect financial figures of CFIL appearing in the Announcement:–

It was stated in the section headed "**Consideration**" of the Announcement that "The audited net profit of CFIL (before and after taxation and extraordinary items) attributable to the Sale Shares for each of the two years ended 31 December 2002 and 2003 was approximately US$1,889,000 (equivalent to approximately HK$14,734,000) and US$4,322,000 (equivalent to approximately HK$33,712,000) respectively." Such figures in fact represent 100% of the audited net profit of CFIL (before and after taxation and extraordinary items) for each of the relevant periods.

The Board wishes to clarify that the audited net profit of CFIL (before and after taxation and extraordinary items) attributable to the Sale Shares for each of the two years ended 31 December 2002 and 2003 were in fact approximately US$38,000 (equivalent to approximately HK$295,000) and US$86,000 (equivalent to approximately HK$674,000) respectively.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 24 January 2005

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent.

香港經濟日報　2005年1月25日　星期二

香港聯合交易所有限公司對本公布之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公布全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

（股份代號：1174）

澄清公布

董事會得知由於運算上出錯，公告中部份關於中漁國際之財務數據有誤，並希望澄清截至二零零二年及二零零三年十二月三十一日止兩個年度，銷售股份應佔之中漁國際經審核淨溢利（除稅及計入非經常項目前後）分別約為38,000美元（相等於約295,000港元）及86,000美元（相等於約674,000港元）。

此乃參照本公司於二零零四年十二月三十一日關於須予披露之交易之公布（「公告」）。除另有註明外，否則於本公布之所有詞彙跟公告有相同涵義。

董事會得知由於運算上出錯，公告中關於中漁國際有誤之財務數據如下：

有誤之數據載於公告中「代價」部份：「截至二零零二年及二零零三年十二月三十一日止兩個年度，銷售股份應佔之中漁國際經審核淨溢利（除稅及計入非經常項目前後）分別約為1,889,000美元（相等於約14,734,000港元）及4,322,000美元（相等於約33,712,000港元）。」此等數據乃代表中漁國際於上述有關年度之100%經審核淨溢利（除稅及計入非經常項目前後）。

董事會希望澄清截至二零零二年及二零零三年十二月三十一日止兩個年度，銷售股份應佔之中漁國際經審核淨溢利（除稅及計入非經常項目前後）分別約為<u>38,000</u>美元（相等於約295,000港元）及<u>86,000</u>美元（相等於約674,000港元）。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零五年一月二十四日

於本公布發表日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事郭琳廣先生、劉嘉彥先生及葉文俊先生。

Investor

Investment Service Centre

Listed Companies Information

PACIFIC ANDES<01174> - Suspension of Trading

At the request of Pacific Andes International Holdings Limited (the "Company"), trading in its shares has been suspended with effect from 9:42 a.m. today (14/1/2005) pending the release of an announcement regarding a price sensitive information of the Company.

Wednesday, January 12, 2005 The Standard



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(the "Company")

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ANNOUNCEMENT

The directors of the Company noted the recent increase in trading volume of the shares of the Company on 11 January 2005 and wish to state that, save as disclosed below, they are not aware of any reasons for such increase in trading volume.

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

We have noted the recent increase in trading volume of the shares of the Company on 11 January 2005 and wish to state that, save as disclosed below, we are not aware of any reasons for such increase in trading volume.

The board of directors of the Company (the "Board") wishes to advise shareholders of the Company that the Company is engaged in negotiations regarding possible investments into two companies in Japan and Australia respectively. The terms of such investments have not yet been finalized and the agreements in relation to such investments have not yet been entered into.

We also confirm that, save as disclosed above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong, 11 January 2005

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming, whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent.

香港經濟日報　2005年1月12日　星期三



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（「本公司」）

（於百慕達註冊成立之有限公司）

（股份代號：1174）

公布

本公司董事得悉，最近本公司股份於二零零五年一月十一日之交投量增加，並謹此聲明，除下文披露者外，彼等並不知悉任何導致有關交投量增加之原因。

本公布乃應香港聯合交易所有限公司（「聯交所」）要求而作出。

吾等得悉，最近本公司股份於二零零五年一月十一日之交投量增加，並謹此聲明，除下文披露者外，吾等並不知悉任何導致有關交投量增加之原因。

本公司董事會（「董事會」）謹此知會本公司股東，本公司現正就可能投資於兩家分別位於日本及澳洲之公司進行磋商。該等投資之條款尚未落實，亦尚未就該等投資訂立任何協議。

吾等亦確認，除上文披露者外，並無就根據聯交所證券上市規則（「上市規則」）第13.23條須予披露之擬進行收購或變賣進行任何磋商或達成協議，董事會亦無獲悉任何根據上市規則第13.09條所實施一般責任須予披露且足以或可能影響股價之任何事宜。

本公布乃承董事會之命而作出，董事對本聲明之準確性承擔個別及共同的責任。

承董事會命
公司秘書
鄭乃銘

香港，二零零五年一月十一日

於本公布發表日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事為郭琳廣先生、劉嘉彥先生及葉文俊先生。

IMPORTANT

If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

If you have sold all your shares in Pacific Andes International Holdings Limited, you should at once hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

A copy of this document has been registered with the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). Neither the Securities and Futures Commission of Hong Kong, nor The Stock Exchange of Hong Kong Limited, nor the Registrar of Companies in Hong Kong takes any responsibility as to the contents of this document. A copy of this document has been filed with the Registrar of Companies in Bermuda as required by the Companies Act 1981 of Bermuda (as amended).

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer of the Bonus Warrants (as defined below) may not be circulated or distributed, nor may any Bonus Warrants be offered or sold, or be made the subject of an invitation for subscription or purchase whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase of the Bonus Warrants to the public in Singapore.

The Stock Exchange of Hong Kong Limited and the Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

PROPOSED ISSUE OF BONUS WARRANTS

---

* *For identification purposes only*

6 January 2005

CONTENTS

Page

Expected timetable ii

Definitions 1

Letter from the Chairman 3

Appendix – Particulars of the Bonus Warrants 9

EXPECTED TIMETABLE

	2005
Last day of dealings in Shares cum entitlement to the Bonus Warrants	Wednesday, 5 January
First day of dealings in Shares ex entitlement to the Bonus Warrants	Thursday, 6 January
Latest time for lodging share transfers for registration to qualify for entitlement to the issue of the Bonus Warrants	4:00 p.m. on Friday, 7 January
Closure of register of members (both dates inclusive)	
from	Monday, 10 January
to	Friday, 14 January
Record date for entitlement to the Bonus Warrants	Friday, 14 January
Despatch of certificates for the Bonus Warrants	Wednesday, 26 January
First day of dealing in the Bonus Warrants	Tuesday, 1 February

In this document unless the context otherwise indicates, the following expressions have the following meanings:

"Associate"	has the meaning ascribed thereto by the Listing Rules
"Bonus Issue"	the Bonus Warrants to be issued on and subject to the terms and conditions set out in this document
"Bonus Warrant(s)"	the warrants to be issued to the Company's shareholders whose names appear on the Register at the close of business on the Record Date (other than Malaysian Shareholders) on the basis of one Bonus Warrant for every 5 existing Shares held on the Record Date
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Company"	Pacific Andes International Holdings Limited, an exempted company incorporated in Bermuda with limited liability under the Companies Act 1981 of Bermuda (as amended), the Shares of which are listed on the Stock Exchange
"Director(s)"	director(s) of the Company
"General Mandate"	the general mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 9 September 2004 to allot and issue new Shares equal to in aggregate up to 20 percent of the issued share capital of the Company as at 9 September 2004
"Group"	the Company and its subsidiaries
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Latest Practicable Date"	3 January 2005, being the latest practicable date prior to the printing of this document for ascertaining certain information contained in this document
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Malaysian Shareholder(s)"	Shareholder(s) whose name(s) appear on the Register at the close of business on the Record Date with registered address(es) in Malaysia

"Overseas Shareholder(s)"	Shareholder(s) whose name(s) appear on the Register at the close of business on the Record Date with registered address(es) outside Hong Kong
"Record Date"	Friday, 14 January 2005
"Register"	the register of holders of Shares
"Shareholder(s)"	holder(s) of Share(s)
"Share(s)"	share(s) of $0.10 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"$" and "cents"	Hong Kong dollars and cents



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司 *

(Incorporated in Bermuda with limited liability)
(Stock Code: 1174)

Executive Directors:
Ng Swee Hong *(Chairman)*
Ng Joo Siang *(Managing Director)*
Teh Hong Eng
Ng Joo Kwee
Ng Joo Puay, Frank
Ng Puay Yee
Cheng Nai Ming

Independent non-executive Directors:
Kwok Lam Kwong, Larry
Lew V Robert
Yeh Man Chun, Kent

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Rooms 3201-3215
Hong Kong Plaza
188 Connaught Road West
Hong Kong

6 January 2005

To the shareholders of the Company and, for information purposes only, holders of options granted under the Company's share option scheme adopted on 9 September 2004

Dear Sir or Madam,

ISSUE OF BONUS WARRANTS

1. INTRODUCTION

On 16 December 2004, the Directors announced the proposed issue of the Bonus Warrants pursuant to the authority of the General Mandate. The purpose of this document is to give you details of the proposed issue of Bonus Warrants.

* *For identification purposes only*

2. BONUS WARRANTS

The Board of Directors of the Company has passed a resolution on 16 December 2004 to create, grant and issue warrants in registered form to Shareholders whose names appear on the Register on the Record Date, other than Malaysian Shareholders, on the basis of one Bonus Warrant for every complete number of 5 existing Shares held by such Shareholders at the close of business on the Record Date. Each Bonus Warrant will entitle the holder thereof to subscribe one Share at an initial subscription price of $1.40, subject to adjustment in accordance with the terms of the Bonus Warrants.

The subscription price represents: (i) a premium of approximately 7.69% to the closing price of HK$1.30 per Share as quoted on the Stock Exchange on 16 December 2004; (ii) a premium of approximately 8.53% to the average closing price of HK$1.29 per Share as quoted on the Stock Exchange for the 5 trading days ended 16 December 2004; and (iii) a premium of approximately 10.24% to the closing price of HK$1.27 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

As at the Latest Practicable Date, the Company has an authorised share capital of $200,000,000 divided into 2,000,000,000 Shares, an issued share capital of $99,942,134 divided into 999,421,338 Shares and also has 4,000,000 share options outstanding under the share option scheme adopted on 9 September 1994. Option-holders who validly exercise their share options on or before the Record Date will qualify to be issued the Bonus Warrants subject to the terms thereof. The full exercise of all the Bonus Warrants will result in the issue of 199,884,267 Shares (assuming none of the outstanding options are exercised), representing approximately 20 per cent. of the issued share capital of the Company as at 9 September 2004 and 16.67 per cent. of the resultant enlarged issued share capital of the Company.

As at the Latest Practicable Date, save for the 4,000,000 share options outstanding under the share option scheme adopted by the Company on 9 September 1994, the Company does not have any other outstanding warrants or any other convertible securities.

The Bonus Warrants will be exercisable at any time from 1 February 2005 until 31 July 2006, both dates inclusive. Any subscription rights not exercised on or before 31 July 2006, or such earlier date as provided in the instrument constituting the Bonus Warrants, will lapse.

It is not intended that the issue of the Bonus Warrants will be registered under the applicable securities legislation of any jurisdiction other than Hong Kong and Bermuda. As at the Latest Practicable Date, the Company had Overseas Shareholders in the People's Republic of China, Macau, Singapore and Malaysia. After making enquiries regarding the legal restrictions under the laws of the relevant places and the requirements of the relevant regulatory bodies or stock exchanges, the Directors consider it expedient to exclude from the Bonus Issue Shareholders whose addresses on the Register at the close of business on the Record Date are in Malaysia.

The Directors understand that the offer or issue of the Bonus Warrants to the Malaysian Shareholders would require submission to the Securities Commission of Malaysia of a prospectus in relation to the issue of the Bonus Warrants for its approval of the Bonus Issue, and the issue and registration of such prospectus after such approval is obtained. As at the Latest Practicable Date, there was only 1 Malaysian Shareholder, holding in total 1,000,000 Shares (representing approximately 0.1% of the issued share capital of the Company as at the Latest Practicable Date). As the legal fees, Securities Commission of Malaysia application fees and administrative costs (currently estimated to be around HK$300,000) and the time (which includes, for example, the time involved for obtaining approval from the Securities Commission of Malaysia for the Bonus Issue) and effort, to be incurred by the Company to obtain legal advice and to comply with the prospectus approval and registration requirements in Malaysia discussed above in order to issue the Bonus Warrants to the Malaysian Shareholder would be disproportionate to the amount of proceeds that can be raised from the Issue of the Bonus Warrants to the Malaysian Shareholder, the Directors consider that the exclusion of the Malaysian Shareholder from the Bonus Issue to be expedient.

For practicable reasons and in order to avoid any violation of the securities or equivalent laws applicable in Malaysia, the Bonus Warrants will not be issued to any Malaysian Shareholder. Arrangements will be made for the Bonus Warrants which would otherwise have been distributed to the Malaysian Shareholders to be sold in the market as soon as practicable after dealings in the Bonus Warrants commence if a premium, net of expenses, can be obtained. Any net proceeds of sale, after deduction of expenses, will be distributed in Hong Kong currency to the Malaysian Shareholders at their risk pro rata to their respective entitlements, unless the amount falling to be distributed to any such person is less than $100, in which case such amount would not be distributed but will be retained for the benefit of the Company.

No Shareholder shall be entitled to be issued any fraction of a Share under the issue of the Bonus Warrants. Fractional entitlements to the Bonus Warrants will not be issued to any Shareholder but will be aggregated and sold for the benefit of the Company.

Reasons for the issue of the Bonus Warrants

The Directors are of the view that the Bonus Warrants will provide the Shareholders with an opportunity to participate in the growth of the Company, while the proceeds from any exercise of the Bonus Warrants will allow for the progressive enlargement of the capital base of the Company. The issue of the Bonus Warrants will also strengthen the equity base of the Company and increase the Company's working capital if and when the subscription rights attaching to the Bonus Warrants are exercised. Consumers' lifestyle, preferences and tastes are constantly changing, stimulating growing demand for new food and seafood products. The Directors are confident that the Company is heading towards the right direction by expanding its processing and distribution business. The Directors consider that the Bonus Warrants will provide a simple, yet relatively inexpensive, method of fund raising that will help to prepare the Company for the expected growth and expansion of its business over the next few years.

Net Proceeds

The gross proceeds and net proceeds of the Bonus Warrants, if fully subscribed, will be approximately HK$280 million and HK$279 million, respectively. The Company intends to use the proceeds as general working capital of the Company or for such other purposes as the Directors deem necessary, taking into consideration the requirements of the Company prevailing at the relevant time.

Conditions of the Bonus Warrants

The issue of the Bonus Warrants will be conditional upon (i) the Listing Committee of the Stock Exchange granting listings of, and permission to deal in, the Bonus Warrants and the Shares falling to be issued upon the exercise of the subscription rights attached to the Bonus Warrants; and (ii) if necessary, the Bermuda Monetary Authority granting approval for the issue of the Bonus Warrants and the Shares falling to be issued upon the exercise of the subscription rights attached to the Bonus Warrants.

A summary of the principal terms and conditions of the Bonus Warrants, including circumstances in which the subscription price may be adjusted, is set out in the appendix to this document.

3. CLOSURE OF THE REGISTER

The Register will be closed from Monday, 10 January 2005 to Friday, 14 January 2005 both dates inclusive, in order to determine entitlements to the proposed issue of the Bonus Warrants, during which period no transfer of Shares may be registered. The last day of dealings in Shares cum entitlement to the Bonus Warrants was Wednesday, 5 January 2005.

To qualify for the proposed entitlements, all transfers of Shares accompanied by the relevant share certificates, must be lodged with the Company's branch registrars in Hong Kong, Secretaries Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong (the "Branch Registrars") by not later than 4:00 p.m. on Friday, 7 January 2005.

4. LISTING AND DEALINGS

Application has been made to the Listing Committee of the Stock Exchange for listings of and permission to deal in, the Bonus Warrants and the Shares falling to be issued upon the exercise of the subscription rights attached to the Bonus Warrants. It is expected that, subject to fulfillment of the conditions specified above, certificates for the Bonus Warrants will be posted to those entitled thereto at their own risk by the Branch Registrars on or before Wednesday, 26 January 2005. In the case of joint shareholdings, the certificates for the Bonus Warrants will be posted to the address of the first person named on the Register in respect of such joint shareholding.

Application has also been made to the Bermuda Monetary Authority for approval for the issue of the Bonus Warrants and the Shares falling to be issued upon the exercise of the subscription rights attached to the Bonus Warrants. In granting such approval and in accepting this document for filing, the Bermuda Monetary Authority and the Registrar of Companies in Bermuda accept no responsibility for the financial soundness of the Company or any proposal or for the correctness of any of the statements made or opinions expressed herein.

Dealings in the Bonus Warrants are expected to commence on Tuesday, 1 February 2005. The Bonus Warrants will be traded in board lots of 10,000 units entitling the holder thereof to subscribe an amount of $14,000 for 10,000 new Shares at an initial subscription price of $1.40 per Share, subject to adjustment. So far as possible, certificates will be issued in board lots of 10,000 units of the Bonus Warrants.

None of the Shares are listed or dealt with on any stock exchange other than the Stock Exchange and the Bonus Warrants and the Shares falling to be issued upon the exercise of the subscription rights attached to the Bonus Warrants will not be listed or dealt with on any stock exchange other than the Stock Exchange and no such listing or permission to deal is being or is proposed to be sought.

Application will be made to the HKSCC for the admission of the Bonus Warrants into CCASS. Subject to the granting of listings of, and permission to deal in, the Bonus Warrants on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Bonus Warrants and the Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Bonus Warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Bonus Warrants or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. No part of the securities of the Company is listed or dealt with on any other stock exchange and no such listing or permission to deal is being or is proposed to be sought.

Investors should seek the advice of their stockbroker or other professional adviser for details of settlement arrangements and how such arrangements affect their rights and interests.

Taxation

Stamp duty in Hong Kong will be payable in respect of dealings in the Bonus Warrants and the Shares which may fall to be issued upon exercise of the subscription rights attaching to the Bonus Warrants.

The Shareholders are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of holding or disposal of, dealing in or exercising of the Bonus Warrants and, as regards the Malaysian Shareholders, their receipt of the net proceeds of sale of the Bonus Warrants otherwise falling to be issued to them under the Bonus Issue. It is emphasised that none of the Company, its Directors or any other parties involved in the Bonus Issue accepts responsibility for any tax implication or liabilities of holders of Shares or the Bonus Warrants resulting from the purchase, holding or disposal of, dealing in or exercise, of the Shares or the Bonus Warrants.

5. RECOMMENDATION

The Directors consider that the issue of the Bonus Warrants is in the interests of the Company and its shareholders.

6. RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no facts the omission of which would make any statement herein misleading.

Yours faithfully,
For and on behalf of
The Board of Directors of
Pacific Andes International Holdings Limited
Ng Swee Hong
Chairman

The Bonus Warrants will be issued subject to and with the benefit of a separate instrument by way of deed poll (the "**Instrument**") to be executed by the Company pursuant to the General Mandate and resolution of the Board of Directors of the Company passed on 16 December 2004 and they will be issued in registered form and will form one class and rank pari passu in all respects with each other.

Upon the Bonus Warrants becoming unconditional and on the basis of 999,421,338 Shares in issue at the Latest Practicable Date, there will be in issue Bonus Warrants conferring the right to subscribe for up to $279,837,974 in aggregate for Shares, equivalent to the aggregate subscription price for a total of 199,884,267 Shares on the basis of the initial subscription price of $1.40 per Share (subject to adjustments as referred to below).

The following is a summary of the major provisions of the Instrument. The terms and conditions of the Bonus Warrants will be set out in the certificates for the Bonus Warrants. Registered holders of Bonus Warrants (the "**Warrantholders**") will be entitled to the benefit of, be bound by, and be deemed to have notice of all such terms and conditions and of the provisions of the Instrument, copies of which will be available from the Bonus Warrant registrars for the time being of the Company.

1. Subscription Rights

(a) The registered holder for the time being of a Bonus Warrant will have rights (the "**Subscription Rights**") to subscribe the whole or part (in units of $1.40) of the amount in respect of which the Bonus Warrant is issued for fully paid Shares at a price (subject to the adjustments referred to below) of $1.40 per Share (the "**Subscription Price**"). The Subscription Rights attaching to the Bonus Warrants may be exercised on or after 1 February 2005 but not later than 31 July 2006 (the "**Subscription Period**"). The date on which such rights or any part thereof are exercised is referred to in this summary as a "Subscription Date". Any Subscription Rights which have not been exercised on or before 31 July 2006 will lapse following such date and the Bonus Warrants will cease to be valid for any purpose. References in this summary to "Shares" are to the existing Shares and all other (if any) Shares from time to time and for the time being ranking *pari passu* therewith.

(b) Each certificate for the Bonus Warrants will contain a subscription form. In order to exercise his Subscription Rights, a Warrantholder must complete and sign the subscription form (which will be irrevocable) and deliver the certificates for the Bonus Warrants (and, if the subscription form used is not the form endorsed on the certificate for the Bonus Warrants, the separate subscription form which the Company permits to be used) to the registrars in Hong Kong for the time being of the Company, together with a remittance for the relevant subscription moneys for the Shares in respect of which the Subscription Rights are being exercised. In each case, compliance must also be made with any exchange control, fiscal or other laws or regulations for the time being applicable.

(c) No fraction of a Share will be allotted but any balance representing fractions of the subscription moneys paid on the exercise of the Subscription Rights will be refunded to the person or persons whose name(s) stand(s) in the register of Warrantholders as the holder(s) of the relevant Bonus Warrant, provided always that if the Subscription Rights comprised in two or more certificates for the Bonus Warrants are exercised at the same time by the same Warrantholder then, for the purpose of determining whether any (and if so, what) fraction of a Share arises, the Subscription Rights represented by such certificates for the Bonus Warrants will be aggregated.

(d) The Company undertakes in the Instrument that Shares falling to be issued upon the exercise of the Subscription Rights will be allotted and issued not later than 28 days after the relevant Subscription Date and will rank *pari passu* in all respects with the fully paid Shares in issue on the relevant Subscription Date and accordingly will entitle the holders to participate in all dividends or other distributions, paid or made on or after the relevant Subscription Date unless adjustment has been made as provided in condition 3 of the certificates for the Bonus Warrants and other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor is before the relevant Subscription Date and notice of the amount and record date therefor has been given to the Stock Exchange prior to the relevant Subscription Date.

(e) As soon as practicable after the relevant allotment of Shares (and not later than 28 days after the relevant Subscription Date) there will be issued free of charge to the Warrantholder(s):

(i) a certificate (or certificates) for the relevant Shares in the name(s) of such Warrantholder(s);

(ii) (if applicable) a balancing certificate for the Bonus Warrants in registered form in the name(s) of such Warrantholder(s) in respect of any Subscription Rights remaining unexercised; and

(iii) (if applicable) a cheque representing any fractional entitlement to Shares not allotted as mentioned in sub-paragraph (c) above.

The certificate(s) for Shares arising on the exercise of Subscription Rights, the balancing certificate for the Bonus Warrants (if any) and the cheque in respect of the fractional entitlement (if any) will be sent by post at the risk of such Warrantholder(s) to the address of such Warrantholder(s) or (in the case of a joint holding) to that one of them whose name stands first in the register of Warrantholders. If the Company agrees, such certificates and cheques may by prior arrangement be retained by the registrars in Hong Kong for the time being of the Company to await collection by the relevant Warrantholder(s).

2. Adjustments of Subscription Price

The Instrument contains detailed provisions relating to the adjustment of the Subscription Price. The following is a summary of, and is subject to, the adjustment provisions of the Instrument:

(a) The Subscription Price will (except as mentioned in sub-paragraphs (b) and (c) below) be adjusted as provided in the Instrument in each of the following cases:

(i) an alteration of the nominal amount of the Shares by reason of any consolidation or sub-division;

(ii) an issue (other than in lieu of a cash dividend) by the Company of Shares credited as fully paid by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve fund);

(iii) a Capital Distribution (as defined in the Instrument) being made by the Company, whether on a reduction of capital or otherwise, to holders of Shares in their capacity as such;

(iv) a grant by the Company to the holders of Shares (in their capacity as such) of rights to acquire for cash assets of the Company or any of its Subsidiaries (as defined in the Instrument);

(v) an offer or grant being made by the Company to holders of Shares of new Shares by way of rights or of options or warrants to subscribe for new Shares at a price which is less than 90 per cent. of the market price (calculated as provided in the Instrument);

(vi) an issue wholly for cash being made by the Company or any other company of securities convertible into or exchangeable for or carrying rights of subscription for new Shares, if in any case the total Effective Consideration (as defined in the Instrument) per Share is less than 90 per cent. of the market price (calculated as provided in the Instrument), or the terms of any such issue is altered so that the said total Effective Consideration is less than 90 per cent. of the market price;

(vii) an issue being made wholly for cash of Shares (other than pursuant to a Share Option Scheme as defined in the Instrument) at a price less than 90 per cent. of the market price (calculated as provided in the Instrument); and

(viii) the purchase by the Company of Shares or securities convertible into Shares or any rights to acquire Shares (other than on the Stock Exchange or any other stock exchange recognised for such purpose) in circumstances where the Directors consider that it may be appropriate to make an adjustment to the Subscription Price.

(b) Except as mentioned in sub-paragraph (c) below, no such adjustment as is referred to in sub-paragraphs (a)(ii) to (vii) above will be made in respect of:

(i) an issue of fully-paid Shares upon the exercise of any conversion rights attached to securities convertible into Shares or upon the exercise of any rights (including the Subscription Rights) to acquire Shares;

(ii) an issue of Shares or other securities of the Company or any Subsidiary wholly or partly convertible into or rights to acquire Shares to directors, employees, agents, consultants or representatives of the Company or any Subsidiary or any other eligible participants pursuant to a Share Option Scheme (as defined in the Instrument);

(iii) an issue by the Company of Shares or by the Company or any Subsidiary of securities wholly or partly convertible into or rights to acquire Shares, in any such case in consideration or part consideration for the acquisition of any other securities, assets or business;

(iv) an issue of fully-paid Shares by way of capitalisation of all or part of the Subscription Rights Reserve (as defined in the Instrument) (or other profits or reserves) to be established in certain circumstances pursuant to the terms and conditions contained in the Instrument (or any similar reserve which has been or may be established pursuant to the terms of any other securities wholly or partly convertible into or rights to acquire Shares); or

(v) an issue of Shares pursuant to a scrip dividend scheme where an amount not less than the nominal amount of the Shares so issued is capitalised and the market value (calculated as provided in the Instrument) of such Shares is not more than 110 per cent. of the amount of dividend which holders of Shares could elect to or would otherwise receive in cash.

(c) Notwithstanding the provisions referred to in sub-paragraphs (a) and (b) above, in any circumstances where the Directors consider that an adjustment to the Subscription Price provided for under the said provisions should not be made or should be calculated on a different basis or that an adjustment to the Subscription Price should be made notwithstanding that no such adjustment is required under the said provisions or that an adjustment should take effect on a different date or with a different time from that provided for under the said provisions, the Company may appoint either an approved merchant bank (as defined in the Instrument) or the auditors of the Company to consider whether for any reason whatever the adjustment to be made (or the absence of adjustment) would or might not fairly and appropriately reflect the relative interests of the persons affected thereby and, if such an approved merchant bank or the auditors of the Company (as the case may be) consider this to be

the case, the adjustment will be modified or nullified or an adjustment made instead of no adjustment in such manner (including, without limitation, making an adjustment calculated on a different basis) and/or the adjustment shall take effect from such other date and/or time as is certified by such approved merchant bank or the auditors of the Company (as the case may be) to be in their opinion appropriate.

(d) Any adjustment to the Subscription Price will be made to the nearest one cent so that any amount under half a cent will be rounded down and any amount of half a cent or more will be rounded up. No adjustment will be made to the Subscription Price in any case in which the amount by which the same would be reduced would be less than one cent and any adjustment which would otherwise then be required will not be carried forward. No adjustment may be made (except on a consolidation of Shares) which would increase the Subscription Price.

(e) Every adjustment to the Subscription Price will be certified by the auditors of the Company or an approved merchant bank and notice of each adjustment (giving the relevant particulars) will be given to the Warrantholders. In giving any certificate or making any adjustment hereunder, the auditors of the Company or the approved merchant bank shall be deemed to be acting as an expert and not as an arbitrator and in the absence of manifest error, its decision or determination shall be conclusive and binding on the Company and the Warrantholders and all persons claiming through or under them respectively. Any such certificates of the auditors of the Company and/or approved merchant bank will be available at the principal place of business for the time being of the Company in Hong Kong, where copies may be obtained.

3. Registered Warrants

The Bonus Warrants will be issued in registered form. The Company will be entitled to treat the registered holder of any Bonus Warrant as the absolute owner thereof and accordingly will not, except as ordered by a court of competent jurisdiction or required by law, be bound to recognise any equitable or other claim to or interest in such Bonus Warrant on the part of any person whether or not it has express or other notice thereof.

4. Transfer, Transmission and Register

The Subscription Rights will be transferable, in whole amounts or multiples of the Subscription Price for the time being in force, by instrument of transfer in any usual or common form or in any other form which may be approved by the Directors. The Company will maintain the Register (as defined in the Instrument). Transfers of Bonus Warrants must be executed by both the transferor and the transferee. Where the transferor or the transferee is HKSCC Nominees Limited or its successors, the transfers may be executed under the hand of an authorised person or by machine imprinted signature. The provisions of the Company's Bye-laws relating to the registration, transfer and transmission of Shares shall, *mutatis mutandis*, apply to the registration, transfer and transmission of the Bonus Warrants.

Persons who hold Bonus Warrants and have not registered the Bonus Warrants in their own names and wish to exercise the Bonus Warrants should note that they may incur additional costs and expense in connection with any expedited re-registration of the Bonus Warrants prior to the transfer or exercise of the Bonus Warrants, in particular during the period commencing 10 business days (as defined in the Instrument) prior to and including the last day for subscription being 31 July 2006.

Since the Bonus Warrants will be admitted to CCASS, so far as applicable laws or regulations of relevant regulatory authorities, terms of the Instrument and circumstances permit, the Company may determine the last trading day of the Bonus Warrants to be a date at least three trading days before 31 July 2006.

5. Closure of Register of Warrantholders

The registration of transfers may be suspended and the Register (as defined in the Instrument) may be closed for such period as the Directors may from time to time direct, provided that the same may not be closed for a period of more than 60 days in any one year. Any transfer or exercise of the Subscription Rights attached to the Bonus Warrants, made while the Register (as defined in the Instrument) is so closed shall, as between the Company and the person claiming under the relevant transfer of Bonus Warrants or, as the case may be, as between the Company and the Warrantholder who has so exercised the Subscription Rights attached to his Bonus Warrants (but not otherwise) be considered as made immediately after the reopening of the Register (as defined in the Instrument).

6. Purchase and Cancellation

The Company or any of the Subsidiaries may at any time purchase Bonus Warrants:

(a) in the open market or by tender (available to all Warrantholders alike) at any price; or

(b) by private treaty at a price, exclusive of expenses, not exceeding 110 per cent. of the closing price prior to the date of purchase of the Bonus Warrants on the Stock Exchange,

but not otherwise. All Bonus Warrants purchased as aforesaid will be cancelled forthwith and may not be re-issued or re-sold.

7. Meetings of Warrantholders and Modification of Rights

(a) The Instrument contains provisions for convening meetings of Warrantholders to consider any matter affecting the interests of Warrantholders including the modification by Special Resolution (as defined in the Instrument) of the provisions of the Instrument and/or of the terms and conditions endorsed on the certificates for the Bonus Warrants. A Special Resolution duly passed at any such meeting will be binding on the Warrantholders, whether present or not.

(b) All or any of the rights for the time being attached to the Bonus Warrants (including any of the provisions of the Instrument) may from time to time (whether or not the Company is being wound up) be altered or abrogated (including but without prejudice to that generality by waiving compliance with, or by waiving or authorising any past or proposed breach of, any of the provisions of the conditions endorsed on the certificates for the Bonus Warrants and/or the Instrument) and the sanction of a Special Resolution shall be necessary and sufficient to effect such alteration or abrogation.

Where the Warrantholder is a recognised clearing house (within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)) or its nominee(s), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy (or proxies) at any Warrantholders' meeting provided that, if more than one person is so authorised, the authorisation or proxy form must specify the number and class of Bonus Warrants in respect of which each such person is so authorised. The person so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house or its nominee(s) could exercise as if such person were an individual Warrantholder of the Company.

8. Quorum

A quorum of a meeting of Warrantholders will be two or more Warrantholders representing not less than 2 per cent. in value of the Subscription Rights for the time being outstanding, present in person or by proxy. The quorum for the passing of a Special Resolution is two or more Warrantholders representing not less than one-tenth in value of the Subscription Rights for the time being outstanding, present in person or by proxy.

9. Replacement of the Certificates for the Bonus Warrants

If a certificate for the Bonus Warrants is mutilated, defaced, lost or destroyed, it may, at the discretion of the Company, be replaced at the principal office of the registrars for the time being of the Company on payment of such costs as may be incurred in connection therewith and on such terms as to evidence, indemnity and/or security as the Company may require and on payment of such fee not exceeding $2.50 per certificate for the Bonus Warrants for delivery in 2 weeks, $3.00 per certificate for the Bonus Warrants for delivery in 1 week or $20.00 per certificate for the Bonus Warrants for delivery in 3 days (or such higher fee as may from time to time be permitted under the rules prescribed by the Stock Exchange) as the Company may determine. Mutilated or defaced certificates for the Bonus Warrants must be surrendered before replacements will be issued.

In the case of lost certificates for Bonus Warrants, Section 71A subsections (2), (3), (4), (6), (7) and (8) of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) shall apply as if "shares" referred to therein include Warrants.

10. Protection of Subscription Rights

The Instrument contains certain undertakings by and restrictions on the Company designed to protect the Subscription Rights.

11. Call

If at any time Bonus Warrants which have not been exercised carry rights to subscribe less than 10 per cent. in value of all Subscription Rights, being $27,983,797, the Company may, on giving not less than three months' notice, require Warrantholders either to exercise their Subscription Rights or to allow them to lapse. On expiry of such notice, all unexercised Bonus Warrants will be automatically cancelled without compensation to such Warrantholders.

12. Further Issues

The Company will be at liberty to issue further subscription warrants.

13. Undertakings By the Company

The Company undertakes in the Instrument, inter alia, that:

(a) all Shares allotted on the exercise of Subscription Rights will rank *pari passu* in all respects with the fully paid Shares in issue on the relevant Subscription Date and shall accordingly entitle the Warrantholders to participate in full in all dividends or other distributions paid or made on the Shares on or after the relevant Subscription Date unless adjustment therefor has been made and other than any dividend or other distribution previously declared, or recommended or resolved to be paid or made if the record date therefor shall be before the relevant Subscription Date and notice of the amount and record date for which shall have been given to the Stock Exchange prior to the relevant Subscription Date;

(b) it will send to each Warrantholder, at the same time as the same are sent to the holders of Shares, its audited accounts and all other notices, reports and communications despatched by it to holders of Shares generally;

(c) it will pay (if applicable) all Bermuda and Hong Kong stamp duties, registration fees or similar charges in respect of the execution of the Instrument, the creation and initial issue of the Bonus Warrants in registered form, the exercise of the Subscription Rights and the issue of Shares upon exercise of the Subscription Rights;

(d) it will keep available for issue sufficient Ordinary Capital (as defined in the Instrument) to satisfy in full all rights for the time being outstanding of subscription for and conversion into Shares; and

(e) it will ensure that no event occurs as a result of which the Subscription Price would be reduced below the nominal amount of the Shares unless at that time the Subscription Rights Reserve would permit the fulfillment by the Company of its obligation under the provisions of the conditions endorsed on the certificates for the Bonus Warrants.

14. Listing

The Company will use all reasonable efforts to procure that:

(a) at all times during the Subscription Period, the Bonus Warrants may be dealt in on the Stock Exchange (save that this obligation will lapse in the event that the listing of the Bonus Warrants on the Stock Exchange is withdrawn following an offer for all or any of the Bonus Warrants (whether by way of proposal to Warrantholders or by way of scheme of arrangement or otherwise)); and

(b) all Shares allotted upon exercise of the Bonus Warrants may, upon allotment or as soon as reasonably practicable thereafter, be dealt in on the Stock Exchange (save that this obligation will lapse in the event that the listing of the Shares on the Stock Exchange is withdrawn following an offer for all or any of the Shares (whether by way of scheme of arrangement or otherwise) where a like offer is extended to holders of the Bonus Warrants or to holders of any Shares issued on exercise of the Bonus Warrants during the period of the offer (whether by way of proposal to Warrantholders or otherwise)).

15. Winding-Up of the Company

If an effective resolution is passed during the Subscription Period for the voluntary winding-up of the Company, then:

(a) if such winding-up is for the purpose of reconstruction or amalgamation pursuant to a scheme of arrangement to which the Warrantholders, or some person designated by them for such purpose by Special Resolution, will be a party or in conjunction with which a proposal is made to the Warrantholders and is approved by Special Resolution, the terms of such scheme of arrangement or (as the case may be) proposal will be binding on all the Warrantholders; and

(b) in any other case, every Warrantholder will be entitled at any time within six weeks after the passing of such resolution for the voluntary winding-up of the Company by irrevocable surrender of his certificate(s) for the Bonus Warrants to the Company with the subscription form(s) duly completed, together with payment of the subscription monies or the relative portion thereof, to elect to be treated as if he had immediately prior to the commencement of such winding-up exercised the Subscription Rights represented by such certificate(s) for the Bonus Warrants to the extent specified in the subscription form(s) and

had on such date been the holder of the Shares to which he would have become entitled pursuant to such exercise and the Company and the liquidator of the Company will give effect to such election accordingly. The Company shall give notice to the Warrantholders of the passing of any such resolution within seven days after the passing thereof and such notice will contain a reminder to Warrantholders with respect to their rights under this paragraph (b).

Subject to the foregoing, if the Company is wound up, all Subscription Rights which have not been exercised at the commencement of the winding up will lapse and each certificate for the Bonus Warrants will cease to be valid for any purpose.

16. Notices

The Instrument contains provisions relating to notices to be given to Warrantholders.

Every Warrantholder must register with the Company an address in Hong Kong or elsewhere to which notices can be sent and if any Warrantholders fail to do so notice may be given to such Warrantholder in any of the manners mentioned in the certificate for the Bonus Warrants to his last known place of business or residence, or if there be none, by posting the same for three days at the principal place of business for the time being of the Company in Hong Kong.

The provisions of the Company's Bye-laws relating to service of notices on members of the Company will apply mutatis mutandis to service of notices on Warrantholders and will have full effect as if the same had been incorporated in the Instrument.

All notices with respect to Bonus Warrants standing in the names of joint holders shall be given to whichever of such persons as is named first in the Register (as defined in the Instrument) and notice so given shall be sufficient notice to all such Warrantholders.

17. Governing Law

The Instrument and the Bonus Warrants are governed by and will be construed in accordance with the laws of Hong Kong.

司及其清盤人相應令該選擇權生效。本公司將於該決議案通過後七日內發出有關該決議案之通知書予認股權證持有人，而該通知書將載有認股權證持有人有關本(b)段權利之通知。

在上文所述之規限下，倘本公司清盤，則於公司開始清盤時尚未行使之所有認購權將告作廢，而各紅利認股權證證書就任何目的而言均告失效。

16. 通告

文據將載有向認股權證持有人發出通告之規定。

各認股權證持有人均須向本公司登記香港或其他地方可供發出有關通告之地址，而倘任何認股權證持有人並無登記其地址，本公司可按紅利認股權證證書所述任何方式，向彼之最後所知營業或居住地點寄發有關通告，或倘無有關地址，則於本公司當時之香港主要營業地點張貼該通告三日。

本公司有關向其股東寄發通告之公司細則規定在加以必要修訂後，將適用於有關寄發通告予認股權證持有人之情況，並將全面有效，猶如有關規定已載入文據者論。

有關由聯名持有人持有之紅利認股權證所有通告將寄發予於股東名冊（定義見文據）名列首位之人士，而以此方式發出之通告將被視作已向所有該等認股權證持有人發出充分通告。

17. 管制法例

文據及紅利認股權證將受香港法例管制，並按香港法例詮釋。

(e) 本公司將確保不會發生任何會導致認購價減至低於股份面值之事宜，惟認購權儲備准許本公司根據紅利認股權證證書背書之條件規定所履行者除外。

14. 上市

本公司將盡力促使：

(a) 於認購期間所有時間，紅利認股權證可於聯交所買賣（惟倘於提呈所有或任何紅利認股權證（不論透過向認股權證持有人提出建議或協議計劃或其他方式）後，紅利認股權證在聯交所之上市地位遭撤回，則是項責任將告失效）；及

(b) 因行使紅利認股權證而獲配發之所有股份可於獲配發後或其後盡快可於聯交所買賣（惟倘於提呈所有或任何股份（不論透過向認股權證持有人提出建議或協議計劃或其他方式）後，另向紅利認股權證持有人或提呈期間行使紅利認股權而發行股份的持有人作出類似提呈，股份在聯交所之上市地位遭撤回，則是項責任將告失效）。

15. 本公司清盤

倘於認購期間通過一項有關本公司自動清盤之有效決議案，則：

(a) 倘清盤旨在根據協議計劃而進行重組或合併，而認股權證持有人或由彼等為此通過特別決議案指派之人士參與，或清盤涉及向認股權證持有人提出建議，並經由特別決議案批准，則該協議計劃或（視情況而定）建議之條款將對所有認股權證持有人具有約束力；及

(b) 在任何其他情況下，則各認股權證持有人有權，在通過本公司自願清盤之決議案後六個星期內任何時間，以不可撤回方式將其紅利認股權證證書及正式填妥之認購表格，連同認購款項或其相應之部分送交本公司，選擇當作其已於緊接該清盤行動開始前已行使認購表格所指定紅利認股權證證書所代表之認購權，及於該日已為股份持有人因而有權按是項行動行使認購權，本公

10. **認購權之保障**

文據載有本公司之若干承諾及規限，以保障認購權。

11. **催促行使**

倘於任何時間尚未行使認股權證所附認購權少於所有認股權證之價值10%（即27,983,797元），則本公司可發出不少於三個月通知，要求認股權證持有人行使彼等之認購權，否則認購權將告失效。該通知期屆滿後，所有尚未行使認股權證將自動註銷，且毋須向該等認股權證持有人作出任何賠償。

12. **進一步發行**

本公司有權自行決定增發認股權證。

13. **本公司之承諾**

本公司在文據中作出以下承諾（其中包括）：

(a) 除非已就此作出調整及之前已宣布、建議或決議派付或作出而記錄日期較有關認購日期早，有關款額通告及記錄日期須於有關認購日期前呈交聯交所，否則所有因行使認購權而獲配發之股份在各方面均與有關認購日期已發行繳足股份享有同等權利，認股權證持有人因而有權全面參與於有關認購日期或之後所派付或作出之所有股息或其他分派；

(b) 本公司一般寄予股份持有人之經審核賬目、一切其他通告、報告及通訊，於寄予股份持有人之同時，亦寄予各認股權證持有人；

(c) 本公司將就簽署文據、設立及首次以記名方式發行紅利認股權證、行使認購權及因行使認購權而須發行股份支付（如適用）所有百慕達及香港印花稅、登記費或其他類似費用；

(d) 本公司將維持足夠之可發行普通股本（定義見文據），以應付所有尚未行使之股份認購權或兑換權獲全面行使時所需；及

(b) 紅利認股權證當時附有之全部或任何權利（包括文據任何規定）可不時（不論本公司是否正在清盤）修訂或廢除（包括在不影響上文一般效力之情況下豁免遵守紅利認股權證證書背書之條件及／或文據之規定，或豁免或授權以往或建議違反該等規定之事項），而上述修訂或廢除須通過特別決議案批准，方可生效。

倘認股權證持有人為認可結算所（定義見香港法例第571章證券及期貨條例）或其代理人，其可授權認為合適之人士於任何認股權證持有人大會上擔任其代表或受委代表，惟倘多於一人獲得授權，則授權書或委任表格必須列明該人士獲授權代表之紅利認股權證數目及類別。就此獲授權之人士將可代表該認可結算所行使該結算所或其代理人如同本公司個人認股權證持有人可行使之權力。

8. 法定人數

認股權證持有人大會之法定人數為兩位或以上親身或委派代表出席之認股權證持有人，且出席之持有人代表不少於當時尚未行使認股權之2%。而就通過特別決議案之法定人數為兩位或以上親身或委派代表出席之認股權證持有人，且出席之持有人代表不少於當時尚未行使認購權之十分一。

9. 補發紅利認股權證證書

倘紅利認股權證證書損壞、塗污、遺失或損毀，則本公司可酌情補發新證書。補發地點為本公司當時之過戶登記處總處。補發新證書須繳交有關費用，並根據本公司指定有關證明、賠償保證及／或抵押品之條款補發，另須繳交本公司所指定，兩星期內送達之每張紅利認股權證證書收取不超過2.50元之費用、一星期內送達之每張紅利認股權證證書收取3.00元之費用或於三日內送達之每張紅利認股權證證書收取20.00元之費用（或聯交所規則不時批准之較高費用）。損壞或塗污之紅利認股權證證書須先交回，方獲補發新證書。

在遺失認股權證證書之情況下，香港法例第32章公司條例第71A條第(2)、(3)、(4)、(6)、(7)及(8)分條將會適用，猶如該等分條所指「股份」包括認股權證論。

如有任何人士持有紅利認股權證而未將紅利認股權證以其本身名義登記，則謹請留意，在轉讓或行使紅利認股權證前，尤其是於最後認購日期（即二零零六年七月三十一日）前十個營業日（定義見文據）起計期間，若須作出任何特快重新登記紅利認股權證，彼等或須付出額外費用及開支。

由於紅利認股權證將獲納入中央結算系統，在適用法例或有關監管機構之規則、文據之條款及情況許可下，本公司可決定紅利認股權證之最後買賣日期為二零零六年七月三十一日前最少三個交易日。

5. 暫停辦理認股權證持有人過戶登記手續

董事會可於不時指定之期間內暫停辦理過戶登記手續（定義見文據），惟任何一個年度內，暫停辦理上述手續之期間不得超過六十日。凡於暫停辦理登記手續（定義見文據）期間內轉讓或行使紅利認股權證所附之認購權，就本公司與要求辦理有關轉讓之人士或（視乎情況而定）就本公司與行使認股權證所附認購權之紅利認股權證持有人而言（除此以外，別無其他情況），則將視為於恢復辦理過戶登記手續（定義見文據）後隨即辦理論。

6. 買入及註銷

本公司或各附屬公司可隨時買入紅利認股權證：

(a) 以任何價格在公開市場購買或招標（所有認股權證持有人均可投標）；或

(b) 以私人協議方式按不超過於買入紅利認股權證日期前在聯交所收市價110%之價格（不計開支）買入，

惟不得以其他方式買入。按上述方式買入之所有紅利認股權證將隨即註銷，不得再發行或出售。

7. 認股權證持有人大會及權利之修訂

(a) 文據載有關於召開認股權證持有人大會之若干規定，以考慮可影響認股權證持有人權益事宜，包括通過特別決議案（定義見文據）修訂認股權證書認可之文據規定及／或紅利認股權證背書之條款及條件（定義見文據）。凡於上述大會正式通過之特別決議案將對全體認股權證持有人具約束力，不論其有否出席大會。

當，則應按該認可商人銀行或本公司核數師（視情況而定）認為適當之方式修訂或廢除原定調整，或按該認可商人銀行或本公司核數師（視情況而定）之意見在原無調整之情況下進行調整（包括但不限於按不同準則計算之調整）及／或按該認可商人銀行或本公司核數師（視情況而定）批准調整須於不同日期及／或時間生效。

(d) 認購價之任何調整均須計算至最接近之一仙（不足半仙者不計，半仙或以上則計為一仙）。如認購價減少之數少於一仙，則不予調整，而原應作出之調整均不予結轉。除因合併股份外，在任何情況下概不得調高認購價。

(e) 認購價之每項調整須由本公司核數師或認可商人銀行書面核證，而載有每項調整詳情之通知亦須發送予各認股權證持有人。在並無重大錯誤下，就此發出證書或作出之任何調整之本公司核數師或認可商人銀行被視為專家而非仲裁人，其決定或判斷為最終決定，對本公司及認股權證持有人及所有據此提出索償之人士具約束力。任何該等由本公司核數師及／或認可商人銀行所發出之證明書，將於本公司當時在香港之主要營業地點可供查閱並有副本可索取。

3. 記名認股權證

紅利認股權證將以記名方式發行。本公司有權將任何紅利認股權證之登記持有人視作絕對擁有人。因此，除非經具有司法權之法院指令或法律明文規定，否則本公司毋須承認任何人士就有關該等紅利認股權證所提出之公正權、其他索償或權益，不論其是否已向本公司發出明文或其他通知。

4. 轉讓、過戶及登記

認購權可以任何通用格式或董事批准之其他格式之轉讓文件以當時生效之認購價之整數或其倍數轉讓。本公司將設立認股權證持有人名冊（定義見文據）。紅利認股權證之轉讓文件必須由轉讓人及承讓人簽署。如轉讓人或承讓人為香港中央結算（代理人）有限公司或其繼承人，則轉讓文件可以獲授權人士親筆簽署或由以機印代表簽署方式進行。本公司之公司細則中有關股份登記、轉讓及過戶之規定在加以必要之修訂後，將適用於紅利認股權證之登記、轉讓及過戶。

(b) 除下文(c)分段所述情況外，在下列情況毋須進行上文(a)(ii)至(vii)分段所述之調整：

(i) 因行使可換股證券所附任何兌換權或行使可購買股份之任何權利（包括認購權）而發行繳足股份；

(ii) 根據認購權計劃（定義見文據）向本公司或任何附屬公司董事、僱員、代理、顧問或代表發行本公司或任何附屬公司股份或其他全部或部分可換股證券或可認購股份之權利；

(iii) 本公司發行股份，或本公司或任何附屬公司發行可全部或部分認購股份權利之換股證券，作為收購其他證券、資產或業務之全部或部分代價；

(iv) 將根據文據之條款及條件於若干情況下設立之認購權儲備（定義見文據）（或其他溢利或儲備）（或根據任何其他可全部或部分認購股份之換股證券或權利之條款而已或可能設立之類似儲備）全部或部分撥充資本以發行繳足股份；或

(v) 以股代息計劃發行股份，而將不少於所發行股份面值之款額撥充資本，且該等股份之市值（根據文據所規定方法計算）不超過股份持有人可選擇收取或原可以現金收取之股息款額110%。

(c) 儘管上文(a)及(b)分段有所規定，惟若董事在任何情形下認為不應按上述規定調整認購價，或應根據不同準則計算認購價，或即使根據上文所述規定毋須作出調整但認為應進行調整，或調整日期於根據上述規定以外之時間生效，則本公司可委任一家認可商人銀行（定義見文據）或本公司核數師代為研究擬進行調整（或不進行調整）之理由能否公平及適當反映有關人士之相對利益；倘該認可商人銀行或本公司核數師（視情況而定）認為調整不公平及不適

2. 認購價之調整

文據載有關於調整認購價之詳盡規定。以下為文據有關調整規定之概要，並以文據規定為準：

(a) 在下列各情況下，認購價將根據文據所載規定作出調整（惟下文(b)及(c)分段所載情況除外）：

(i) 股份因合併或拆細而更改面值；

(ii) 本公司以溢利或儲備（包括任何股份溢價賬或資本回購儲備）撥充資本之方式發行入賬列作繳足股份（代替現金股息而發行者除外）；

(iii) 本公司就削減資本或其他原因向股份持有人（以其股份持有人身分）分派資本（定義見文據）；

(iv) 本公司授予股份持有人（以其股份持有人身分）購買本公司或其任何附屬公司（定義見文據）現金資產之權利；

(v) 本公司提出或授予股份持有人購股權或認購權或認股權證，以低於市價（根據文據所規定方法計算）90%之價格認購新股份；

(vi) 本公司或任何其他公司以現金發行可兌換、交換或附有可認購新股份權利之證券，而每股股份實際代價（定義見文據）總額低於市價（根據文據所規定方法計算）之90%，或修訂任何該等發行條款以致上述實際代價總額低於市價90%；

(vii) 以現金按低於市價（根據文據所規定方法計算）90%之價格發行股份，惟根據認購權計劃（定義見文據）而發行者除外；及

(viii) 於董事會認為適宜調整認購價之情況下，本公司購回股份或可換股證券或獲得股份之任何權利（在聯交所或就此認可之任何其他證券交易所購回者除外）。

(c) 本公司將不會配發任何零碎股份，惟因行使認購權而支付之認購款項之零碎餘額，將退回予於認股權證持有人名冊內有關紅利認股權證持有人，惟就決定是否出現零碎股份而言，倘同一認股權證持有人同時行使兩份或以上紅利認股權證證書所附認購權，則該等紅利認股權證證書所附認購權將會合併計算。

(d) 本公司於文據中承諾，因行使認購權而須發行之股份將於有關認購日後28日內配發及發行，並將於各方面與有關認購日已發行繳足股份享有同等權利。因此，持有人有權收取於有關認購日或之後所派付或作出之所有股息或其他分派（除非按紅利認股權證證書條件3之規定作出調整），惟無權收取就有關認購日之前且已於有關認購日前通知聯交所有關派發數額及記錄日期之已宣派、建議或議決派付或作出之任何股息或其他分派。

(e) 本公司將於配發有關股份後在實際可行情況下盡快（不遲於有關認購日後28日）免費發給認股權證持有人下列各項：

(i) 有關股份以認股權證持有人記名之股票；

(ii) （如適用）該等認股權證持有人名下任何尚未行使認購權之記名紅利認股權證餘額證書；及

(iii) （如適用）上文(c)分段所述未獲配發之任何零碎股份之有關支票。

因行使認購權而發行之股票、紅利認股權證餘額證書（如有）、零碎配額之有關支票（如有）將郵寄予該等認股權證持有人地址（如屬聯名持有人，則寄予認股權證持有人名冊中名列首位之人士），惟郵誤風險概由有關認股權證持有人承擔。在本公司同意下，該等證書及支票可事先安排由本公司當時在香港之過戶登記處保管，待有關認股權證持有人領取。

紅利認股權證將根據全面授權及本公司董事會於二零零四年十二月十六日通過之決議案由本公司以平邊契據方式訂立之個別文據（「**文據**」）發行及享有其權益。紅利認股權證將以記名方式發行，且被列為同一類別，在各方面享有同等權利。

當紅利認股權證成為無條件後，按於最後可行日期已發行999,421,338股股份之基準，將發行紅利認股權證，該等紅利認股權證附有權利，按初步認購價每股股份1.40元（可按下述者予以調整）認購總值最多279,837,974元之股份，相當於合共199,884,267股股份之總認購價。

下文為文據主要規定概要。紅利認股權證之條款及條件將載於紅利認股權證證書。紅利認股權證登記持有人（「**認股權證持有人**」）可享有文據所載之權益，且被視為已得悉文據之所有該等條款及條件以及規定，並受其約束，文據可在本公司當時之紅利認股權證過戶登記處查閱。

1.　**認購權**

(a)　當時之紅利認股權證登記持有人有權（「**認購權**」）按每股股份1.40元之價格（「**認購價**」）（可按下述者予以調整），認購相對已發行紅利認股權證所列之全部或部分（以1.40元為款項單位）之繳足股份。紅利認股權證所附之認購權可於二零零五年二月一日或以後，惟必須於二零零六年七月三十一日（「**認購期**」）前行使。行使全部或部分認購權之日期在本概要稱為「認購日」。於二零零六年七月三十一日或之前尚未行使之認購權將於該日後一律作廢，而紅利認股權證亦告全面失效。本概要「股份」一詞指現有股份及所有其他不時及當時享有同等權利之股份（如有）。

(b)　各紅利認股權證證書均附有一份認購表格。認股權證持有人如欲行使其認購權，必須填妥及簽署認購表格（不得撤回），並將紅利認股權證證書（及，倘並未使用紅利認股權證證書認可之認購表格者，須使用本公司批准之另一份認購表格）連同有關行使認購權所認購股份之款項，一併交回本公司當時於香港之股份過戶處。在任何情況下，行使認購股權之認股權證持有人亦須確保遵守當時適用之任何外匯管制、財政或其他法例或法規。

股東對持有或出售、買賣或行使紅利認股權證及馬來西亞股東對接獲銷售原應根據紅利發行向彼等發行之紅利認股權證所得款項淨額之稅務問題如有任何疑問，務請諮詢彼等之專業顧問。謹此聲明，本公司、其董事或任何其他參與紅利發行之人士概不會就股份或紅利認股權證持有人基於購買、持有或出售、買賣或行使股份或紅利認股權證而產生的任何稅務問題或責任承擔任何責任。

5. 推薦意見

董事認為，發行紅利認股權證符合本公司及股東之利益。

6. 責任聲明

本文件遵照上市規則提供有關本公司之資料。董事願就本文件所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，並無遺漏任何事實，致使本文件所載任何陳述有所誤導。

此致

本公司列位股東 台照
根據本公司於二零零四年九月九日採納之認購權計劃獲授認購權之持有人 參照

代表
太平洋恩利國際控股有限公司
董事會
主席
黃垂豐
謹啟

二零零五年一月六日

本公司另已向百慕達金融管理局申請批准發行紅利認股權證及因行使紅利認股權證隨附之認購權而須予發行之股份。就批准及接納本文件存檔，百慕達金融管理局及百慕達公司註冊處概不會對本公司之財務狀況或任何建議，或本文件所作出任何聲明或所表達任何意見之準確性承擔任何責任。

預期紅利認股權證將於二零零五年二月一日星期二起開始買賣。紅利認股權證將以每手10,000份為買賣單位，紅利認股權證持有人可按初步認購價每股股份1.40元（可予調整）認購10,000股新股份，合共14,000元。在可行情況下，紅利認股權證證書將會以每手10,000份紅利認股權證發出。

股份並無於聯交所以外任何證券交易所上市或買賣，而紅利認股權證及因行使紅利認股權證隨附之認購權而須予發行之股份將不會在聯交所以外任何證券交易所上市或買賣，現時並無作出或擬尋求該等股份上市或買賣。

本公司將向香港結算申請將紅利認股權證納入中央結算系統內。待聯交所批准紅利認股權證上市及買賣，且符合香港結算之證券納入規定後，紅利認股權證及紅利認股權證所附認購權獲行使時可能須予發行之股份將獲香港結算接納為合資格證券，自紅利認股權證開始買賣之日期或由香港結算所定之其他日期起，可於中央結算系統內寄存、結算及交收。於聯交所參與者間之交易須於任何交易日後第二個交易日在中央結算系統內進行交收。所有中央結算系統之活動均須依據不時有效之中央結算系統一般規則及運作程序進行。本公司概無任何證券於任何其他證券交易所上市或買賣，目前亦無或擬尋求該等證券上市或買賣。

關於交收安排詳情及該等安排對彼等權利及權益之影響，投資者務請諮詢彼等之股票經紀或其他專業顧問之意見。

稅項

買賣紅利認股權證及因行使紅利認股權證隨附之認購權而可能須予發行之股份均須繳納香港印花稅。

所得款項淨額

紅利認股權證（倘獲全數認購）之所得款項總額及所得款項淨額將分別約為280,000,000港元及279,000,000港元。本公司擬運用所得款項作為本公司之一般營運資金，或撥作董事經考慮本公司當時需要認為必需之其他用途。

紅利認股權證之條件

紅利認股權證發行須待下列條件達成後，方為有效：(i)聯交所上市委員會批准紅利認股權證及因行使紅利認股權證隨附之認購權而須予發行之股份上市及買賣；及(ii)（如需要）百慕達金融管理局批准發行紅利認股權證及因行使紅利認股權證隨附之認購權而須予發行之股份。

有關紅利認股權證主要條款及條件之概要，包括可能調整認購價之情況，載於本文件附錄內。

3. 暫停辦理股東登記手續

本公司將於二零零五年一月十日星期一至二零零五年一月十四日星期五（包括首尾兩日）暫停辦理股東登記手續，以釐定建議發行紅利認股權證之分派，期間將不會辦理股份過戶登記手續。附有獲發紅利認股權證的股份之最後買賣日期為二零零五年一月五日星期三。

為符合建議派發之資格，所有股份過戶文件連同有關股票須於二零零五年一月七日星期五下午四時正前送抵本公司之香港股份過戶登記分處（「過戶分處」）秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

4. 上市及買賣

本公司已向聯交所上市委員會申請批准紅利認股權證及因行使紅利認股權證隨附之認購權而須予發行之股份上市及買賣。待上述條件達成後，預期紅利認股權證證書將於二零零五年一月二十六日星期三或之前由過戶分處寄發予有權獲取之人士，郵遞風險概由彼等自行承擔。倘屬聯名持有股份，紅利認股權證證書將寄往於股東名冊內就有關聯名持有股份排名首位人士之地址。

董事瞭解，向馬來西亞股東提呈或發行紅利認股權證須向Securities Commission of Malaysia提交有關發行紅利認股權證之售股章程，以取得其批准紅利發行，並須於取得批准後刊發及登記註冊有關售股章程。於最後可行日期，只有一名馬來西亞股東，持有合共1,000,000股股份，有關股份相當於本公司於最後可行日期之已發行股本約0.1%。基於向該名馬來西亞股東發行紅利認股權證之法律費用、Securities Commission of Malaysia之申請費用及行政成本（現估計約為300,000港元），以及本公司獲取法律意見及遵守上文所述馬來西亞之售股章程批准及登記註冊規定所需時間（舉例說，包括就紅利發行向Securities Commission of Malaysia取得批准所用時間）及努力，與向該名馬來西亞股東發行紅利認股權證可籌集之所得款項不成比例，故董事認為，自紅利發行剔除該名馬來西亞股東屬恰當之做法。

基於有關可行性及為免觸犯馬來西亞任何適用證券或等同法例，紅利認股權證將不會發行予任何馬來西亞股東。倘在扣除有關開支後可取得溢價，本公司將於紅利認股權證開始買賣後，在可行情況下盡快作出安排，於市場出售原應向馬來西亞股東發行之紅利認股權證。出售所得款項淨額扣除有關開支後將以馬來西亞股東各自之股權按比例以港元分派，一切風險概由彼等自行承擔，惟倘向任何該等人士分派之金額不足100元，則有關款項不予分派並撥歸本公司。

根據紅利認股權證發行，股東將不會獲發行任何零碎股份。紅利認股權證之零碎配額將不會發行予任何股東，但將會彙集出售，所得款項撥歸本公司所有。

發行紅利認股權證之原因

董事認為紅利認股權證將為股東提供一個可參與本公司增長之機會，而行使任何紅利認股權證之所得款項將可逐步擴大本公司之資本基礎。發行紅利認股權證亦將可加強本公司股本基礎，並增加本公司之營運資金，以應付紅利認股權證所附認購權獲行使時之需要。消費者的生活方式、喜好及品味不斷改變，刺激新款食品及海產之需求上升。董事深信本公司正透過擴大本公司之加工及分銷業務，朝著正確的方向邁進。董事認為紅利認股權證將提供簡便而成本較低的方法籌集資金，有助本公司為業務未來數年之預期增長及擴展作好準備。

2. 紅利認股權證

本公司董事會於二零零四年十二月十六日通過決議案，以記名方式向於記錄日期名列股東名冊之股東（馬來西亞股東除外），按於記錄日期營業時間結束時每持有整數五股現有股份獲配發一份紅利認股權證之基準設立、授出及發行認股權證。每份紅利認股權證授權有關持有人按初步認購價1.40元認購一股股份，認購價可根據紅利認股權證條款予以調整。

認購價較：(i)股份於二零零四年十二月十六日在聯交所所報收市價每股1.30港元有溢價約7.69%；(ii)股份於截至二零零四年十二月十六日止五個交易日在聯交所所報平均收市價每股1.29港元有溢價約8.53%；及(iii)股份於最後可行日期在聯交所所報收市價每股1.27港元有溢價約10.24%。

於最後可行日期，本公司之法定股本為200,000,000元，分為2,000,000,000股股份，而已發行股本為99,942,134元，分為999,421,338股股份，另根據於一九九四年九月九日採納之認購權計劃，尚有4,000,000份認購權未行使。於記錄日期或之前有效行使認購權之認購權持有人將符合資格獲發行紅利認股權證，惟須受有關條款所規限。全面行使所有紅利認股權證將發行股份199,884,267股（假設並無尚未行使認購權獲行使），相當於本公司於二零零四年九月九日之已發行股本約20%及佔本公司由此擴大後之已發行股本16.67%。

於最後可行日期，除本公司於一九九四年九月九日採納之認購權計劃項下4,000,000份尚未行使認購權外，本公司並無任何其他尚未行使認股權證或任何其他可換股證券。

紅利認股權證將於二零零五年二月一日至二零零六年七月三十一日（包括首尾兩日）期間任何時間可予行使。任何未有於二零零六年七月三十一日（或紅利認股權證文據規定之較早日期）或之前行使之認購權將失效。

本公司並無意根據香港及百慕達以外任何司法權區適用之證券法例登記註冊紅利認股權證之發行。於最後可行日期，本公司之海外股東遍佈中華人民共和國、澳門、新加坡及馬來西亞。經查詢有關地區法例項下之法定限制以及有關監管機關或證券交易所之規定後，董事認為，將於記錄日期營業時間結束時於股東名冊所示地址為馬來西亞之股東自紅利發行股東中剔除，屬恰當之做法。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司 *

(於百慕達註冊成立之有限公司)

(股份代號：1174)

執行董事：
黃垂豐 *(主席)*
黃裕翔 *(董事總經理)*
鄭鳳英
黃裕桂
黃裕培
黃培圓
鄭乃銘

獨立非執行董事：
郭琳廣
劉嘉彥
葉文俊

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港
干諾道西188號
香港商業中心
3201至3215室

敬啟者：

發行紅利認股權證

1. 緒言

董事於二零零四年十二月十六日宣布，建議根據全面授權之權力發行紅利認股權證。本文件旨在向　閣下提供有關建議發行紅利認股權證之詳情。

* *僅供識別*

「海外股東」	指	於記錄日期營業時間結束時名列股東名冊，而登記地址為香港以外地區之股東
「記錄日期」	指	二零零五年一月十四日星期五
「股東名冊」	指	股份持有人之登記名冊
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.10元之股份
「聯交所」	指	香港聯合交易所有限公司
「元」及「仙」	指	港元及港仙

於本文件內，除文義另有所指外，下列詞彙具備以下涵義：

「聯繫人士」	指	上市規則所賦予之涵義
「紅利發行」	指	將根據及受限於本文件所載條款及條件發行紅利認股權證
「紅利認股權證」	指	將向於記錄日期營業時間結束時名列股東名冊之本公司股東（馬來西亞股東除外）按於記錄日期每持有五股現有股份獲配發一份紅利認股權證之基準發行之認股權證
「中央結算系統」	指	由香港結算設立及管理之中央結算及交收系統
「本公司」	指	太平洋恩利國際控股有限公司，根據百慕達一九八一年公司法（經修訂）於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「全面授權」	指	股東於二零零四年九月九日舉行之本公司股東週年大會上授予董事配發及發行合共最多相當於本公司於二零零四年九月九日之已發行股本20%新股份之全面授權
「本集團」	指	本公司及其附屬公司
「香港結算」	指	香港中央結算有限公司
「最後可行日期」	指	二零零五年一月三日，即本文件付印前確定其中所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「馬來西亞股東」	指	於記錄日期營業時間結束時名列股東名冊，而登記地址為馬來西亞之股東

預期時間表

二零零五年

附有獲派發紅利認股權證的股份之最後買賣日期	一月五日星期三
不附有獲派發紅利認股權證的股份之買賣首日	一月六日星期四
送交股份過戶文件辦理股份登記以符合獲發紅利認股權證資格之最後時限	一月七日星期五下午四時正
暫停辦理股東登記	一月十日星期一至一月十四日星期五（包括首尾兩日）
釐定紅利認股權證分派之記錄日期	一月十四日星期五
寄發紅利認股權證證書	一月二十六日星期三
紅利認股權證之買賣首日	二月一日星期二

目　錄

頁次

預期時間表 ii

釋義 1

主席函件 3

附錄 － 紅利認股權證詳情 9

重要提示

閣下對本文件任何內容如有任何疑問，應諮詢獨立專業意見。

閣下如已售出名下所有太平洋恩利國際控股有限公司股份，應立即將本文件送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

本文件已遵照香港法例第32章公司條例第342C條之規定在香港公司註冊處註冊。香港證券及期貨事務監察委員會、香港聯合交易所有限公司及香港公司註冊處對本文件之內容概不負責。本文件另已遵照百慕達一九八一年公司法（經修訂）之規定送交百慕達公司註冊處存檔。

本文件並未於新加坡金融管理局(Monetary Authority of Singapore)註冊為售股章程。因此，本文件及任何其他有關提呈紅利認股權證（定義見下文）之文件或資料不得於新加坡傳閱或分派，亦不得於新加坡直接或間接向任何人士提呈或出售，或作為向任何人士提出認購或購買紅利認股權證之邀請，惟有關提呈、出售或邀請並不構成向新加坡公眾人士作出之提呈或出售，或認購或購買紅利認股權證之邀請之情況除外。

香港聯合交易所有限公司及香港中央結算有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

建議發行紅利認股權證

* *僅供識別*

二零零五年一月六日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

DISCLOSEABLE TRANSACTION

On 31 December 2004, Golden Target, a wholly owned subsidiary of PAH, entered into the Agreement with Jade China in respect of the purchase of the Sale Shares at a consideration of US$9 million (equivalent to approximately HK$70.2 million), which has been fully paid in cash. Completion of the Golden Target Acquisition took place immediately after the signing of the Agreement.

Prior to completion of the Golden Target Acquisition, Jade China owned 50.1% of the issued share capital of CFIL. The remaining 49.9% of the issued share capital of CFIL is and continues to be owned by Zhonggang which was acquired on 12 July 2004 through the Zhonggang Acquisition. PAH owns 70% of the issued share capital of Zhonggang. Please refer to the announcement of the Company dated 29 March 2004 and 12 July 2004 on details of the Zhonggang Acquisition.

CFIL becomes an indirect subsidiary of the Company after the completion of the Golden Target Acquisition, with the Company and PAH having a beneficial interest of approximately 22.03% and 36.93% of the issued share capital of CFIL respectively.

PAH, a company listed on the SGX, is a subsidiary of the Company in which the Company holds approximately 59.65% of its issued shares.

The Board believes the terms of the Agreement are fair and reasonable and in the interest of the Company and the Shareholders as a whole. The Board confirms that the consideration for the Golden Target Acquisition has been determined after arm's length negotiations between the parties thereto.

The transaction contemplated under the Agreement constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. A circular in connection with the Agreement will be dispatched to the Shareholders as soon as practicable.

THE AGREEMENT

Date

31 December 2004

Parties

(1) Vendor

Jade China, a company incorporated in Samoa. Jade China is principally engaged in investment holdings.

To the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, Jade China and its ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

(2) Purchaser

Golden Target

Asset to be transferred

Under the Agreement, Golden Target has agreed to purchase the Sale Shares, representing 2% of the issued capital of CFIL, at a consideration of US$9 million (equivalent to approximately HK$70.2 million). CFIL is principally engaged in fishing and the provision of fishing management services for fishing vessels.

Consideration

The consideration for the Sale Shares is US$9 million (equivalent to approximately HK$70.2 million), which was funded from Golden Target's internal resources and has been fully paid in cash from internal resources of PAH on completion of the Agreement. Assuming that the Golden Target Acquisition is aggregated under Rule 14.22 of the Listing Rules with the Zhonggang Acquisition, the total consideration paid by the Company for acquiring an indirect 51.9% interest of the issued share capital of CFIL is US$21,940,152 (equivalent to approximately HK$171,133,186).

The Board confirms that the consideration for the Golden Target Acquisition has been determined after arm's length negotiations between the parties thereto without reference to any particular financial basis.

According to the unaudited management accounts of CFIL, the book value of the Sale Shares as at 30 September 2004 was US$385,758 (equivalent to approximately HK$3,009,000). The audited net profit of CFIL (before and after taxation and extraordinary items) attributable to the Sale Shares for each of the two years ended 31 December 2002 and 2003 was approximately US$1,889,000 (equivalent to approximately HK$14,734,000) and US$4,322,000 (equivalent to approximately HK$33,712,000) respectively.

Based on the unaudited management accounts of CFIL for the 9 months ended 30 September 2004, the aggregate consideration of US$21,940,152 (equivalent to approximately HK$171,133,186) for the Golden Target Acquisition and the Zhonggang Acquisition and the consideration of US$9 million (equivalent to approximately HK$70.2 million) for the Golden Target Acquisition were valued at a price-earning (PE) ratio of 2.6 and 27 respectively. Furthermore, the aggregate consideration of US$21,940,152 (equivalent to approximately HK$171,133,186) for the Zhonggang Acquisition and the Golden Target Acquisition and the consideration of US$9 million (equivalent to approximately HK$70.2 million) represented 2.2 times and 23 times of the attributable net asset value (NAV) of CFIL as at 30 September 2004 respectively.

Completion

Completion of the Golden Target Acquisition took place immediately after the signing of the Agreement on 31 December 2004.

Prior to completion of the Golden Target Acquisition, the board of directors in CFIL comprised of 5 members of which Zhonggang had the right to appoint 2 directors and Jade China had the right to appoint 3 directors. Upon completion of the Golden Target Acquisition, the maximum number of directors in CFIL will be five of which each of Zhonggang and Jade China has the right to appoint up to 2 directors and Golden Target has the right to appoint 1 director.

Before completion of the Golden Target Acquisition, the shareholding structure of CFIL was as follows:


The Company
59.65%
PAH
Other Independent Shareholder*
70%
30%
Zhonggang
Jade China
49.9%
50.1%
CFIL

After completion of the Golden Target Acquisition, the shareholding structure of CFIL is as follows:


The Company
59.65%
PAH
Other Independent Shareholder*
100%
70%
30%
Golden Target
Zhonggang
Jade China
2%
49.9%
48.1%
CFIL

* *The other independent shareholder of Zhonggang and its ultimate beneficial owner are third parties independent of the Company and its connected persons (as defined in the Listing Rules)*

FINANCIAL INFORMATION ON CFIL

The following table sets out the selected financial data of CFIL, extracted from its audited accounts for the financial years ended 31 December 2002 and 31 December 2003 and unaudited management accounts for the nine months ended 30 September 2004. The audited accounts have been prepared in accordance with the International Financial Reporting Standards.

	Year ended 31 December 2002 Audited		**Year ended 31 December 2003 Audited**		**Nine months ended 30 September 2004 Unaudited**	
	(US$'000)	*(HK$'000) Equivalent*	*(US$'000)*	*(HK$'000) Equivalent*	*(US$'000)*	*(HK$'000) Equivalent*
Turnover	39,366	307,055	55,062	429,484	73,190	570,882
Earnings before interest, depreciation, amortisation and taxation	1,889	14,734	4,322	33,712	20,698	161,444
Profit before taxation	1,889	14,734	4,322	33,712	16,498	128,684
Profit after taxation	1,889	14,734	4,322	33,712	16,498	128,684
Total assets	6,264	48,859	9,396	73,289	73,873	576,209
Non current assets	1,650	12,870	1,900	14,820	53,268	415,490
Current assets	4,614	35,989	7,496	58,469	20,605	160,719
Total liabilities	4,375	34,125	6,585	51,363	54,564	425,599
Non current liabilities	–	–	–	–	–	–
Current liabilities	4,375	34,125	6,585	51,363	54,564	425,599
Net assets	1,889	14,734	2,811	21,926	19,309	150,610

FINANCIAL EFFECTS OF THE GOLDEN TARGET ACQUISITION ON THE PAH GROUP

Earnings per share

For illustrative purposes only and assuming that the Golden Target Acquisition has been completed on 1 April 2003, the effect of the Golden Target Acquisition on the earnings per share of the PAH Group (not on PAIH Group), based on the audited consolidated profit and loss accounts of the PAH Group for the financial year ended 31 March 2004, would have been as follows:–

	Financial year ended 31 March 2004	**Adjustment**	**Proforma after the Golden Target Acquisition**
Profit attributable to shareholders of PAH *(HK$'000)*	90,346	(2,814) [(1)]	87,532
Number of PAH Shares *('000)*	541,123		541,123
Earnings per PAH Share *(HK cents)*	16.70		16.18

Note (1): The adjustment being the 2% share of the audited results of CFIL for the year ended 31 December 2003 and the amortisation of goodwill.

Net tangible assets ("NTA")

For illustrative purposes only and assuming that the Golden Target Acquisition has been completed on 31 March 2004, the effect of the Golden Target Acquisition on the consolidated NTA of the PAH Group (not on PAIH Group), based on the audited consolidated balance sheet of the PAH Group as at 31 March 2004, would have been as follows:–

	As at 31 March 2004	**Adjustment**	**Proforma after the Golden Target Acquisition**
NTA *(HK$'000)*	812,997	(69,761) [(2)]	743,236
Number of PAH Shares *('000)*	541,123		541,123
NTA per PAH Share *(HK cents)*	1.50		1.37

Note (2): The adjustment being the goodwill on acquisition of CFIL.

Gearing

For illustration purposes only and assuming that the Golden Target Acquisition had been completed on 31 March 2004, the effect of the Golden Target Acquisition on the gearing of the PAH Group (not on PAIH Group), based on the audited consolidated balance sheet of the PAH Group as at 31 March 2004, would have been as follows:–

	As at 31 March 2004	Adjustment	Proforma after the Golden Target Acquisition
Total borrowings *(HK$'000)*	856,992		856,992
Net borrowings *(HK$'000)*	669,632	70,200 (3)	739,832
Shareholders' funds *(HK$'000)*	812,997		812,997
Gross gearing *(times)*	1.05		1.05
Net gearing *(times)*	0.82		0.91

Note (3): The adjustment being the payment of the relevant purchase price for the Golden Target Acquisition.

PAH is a company listed on the SGX and the analysis on the financial impact on PAH resulted from the Golden Target Acquisition as set above is disclosed by PAH pursuant to certain regulatory requirements under the Listing Manual of SGX. In that regard, such financial information is not a voluntary disclosure by the Company and has been prepared under a different set of rules and targeted at the shareholders of PAH only.

REASONS FOR THE GOLDEN TARGET ACQUISITION

Zhonggang had earlier acquired a 49.9% interest in CFIL from Jade China on 12 July 2004 at a total consideration of US$12,940,152 (equivalent to approximately HK$100,933,186), 70% of which amounted to US$9,058,106.40 (equivalent to approximately HK$70,653,230) was contributed by PAH.

Following the completion of the Golden Target Acquisition, an additional 2% interest in the issued share capital of CFIL was acquired indirectly by the Company at a consideration of US$9,000,000 (equivalent to approximately HK$70,200,000), CFIL became an indirect subsidiary of the Company, with the Company and PAH having a beneficial interest of approximately 22.03% and 36.93% of the issued share capital of CFIL respectively.

During the nine months ended 30 September 2004, CFIL derived an unaudited profit after taxation of approximately US$16.5 million (equivalent to approximately HK$128.7 million). Prior to completion of the Golden Target Acquisition, the interest in CFIL was accounted for in the books of the Company as an associated company, whereas after completion of the Golden Target Acquisition, the interest in CFIL is accounted for in the books of the Company as a subsidiary of the Group.

In view of the potential significant profit contribution from CFIL to the Company's results following the completion of the Zhonggang Acquisition, the Golden Target Acquisition enables the Company, through its controlling interest in CFIL, to determine the future directions of CFIL and align them to the overall strategy of the PAIH Group. Currently, there are plans to integrate CFIL's business and operations with those of the PAIH Group. Furthermore, the PAIH Group will be able to expand the business and operations of CFIL by utilising CFIL's professional expertise and knowledge.

In light of the above, the Board believes the terms of the Agreement are fair and reasonable and in the interest of the Shareholders as a whole.

GENERAL

The PAIH Group is principally engaged in the business of global sourcing, further processing on shore and international distribution of frozen seafood products, provision of shipping agency services and the cultivation, processing and supply of vegetables.

The PAH Group is principally engaged in the global sourcing, transportation and supply of frozen seafood products and the cultivation, processing and supply of vegetables. Both Golden Target and Zhonggang are principally engaged in investment holding.

The transaction contemplated under the Agreement constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. A circular in connection with the Agreement will be dispatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, the following terms have the following meanings:

"Agreement"	the sale and purchase agreement dated 31 December 2004 entered into between Golden Target as purchaser and Jade China as vendor in respect of the sale and purchase of the Sale Shares
"Board"	the board of Directors
"Directors"	Directors of the Company
"CFIL"	China Fisheries International Limited, a company incorporated on 8 February 1997 in Samoa
"Company"	Pacific Andes International Holdings Limited
"connected person(s)"	as defined under the Listing Rules
"Golden Target"	Golden Target Pacific Limited, a company incorporated in the British Virgin Islands and a wholly owned subsidiary of PAH
"Golden Target Acquisition"	the acquisition of the Sale Shares by Golden Target under the Agreement
"Jade China"	Jade China Investments Limited, a company incorporated in Samoa
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PAH"	Pacific Andes (Holdings) Limited, a company incorporated in Bermuda with limited liability, whose shares and warrants are listed on the SGX, and a subsidiary of the Company in which the Company is interested in approximately 59.65% of its issued share capital
"PAH Group"	PAH and its subsidiaries
"PAH Shares"	Shares of S$0.2 each in the capital of PAH
"PAIH Group"	the Company and its subsidiaries
"Sale Shares"	20 shares of US$1 each in the capital of CFIL, representing 2% of the issued share capital of CFIL
"SGX"	Singapore Exchange Securities Trading Limited
"Shareholders"	shareholders of the Company
"Zhonggang"	Zhonggang Fisheries Limited, a company incorporated in the British Virgin Islands and a 70% owned subsidiary of PAH
"Zhonggang Acquisition"	the acquisition by Zhonggang of 499 shares of US$1 each in the capital of CFIL, representing 49.9% of the issued share capital of CFIL, details of which are disclosed in the announcement of the Company dated 29 March 2004 and 12 July 2004
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"S$"	Singaporean dollars, the lawful currency of Singapore
"US$"	United States dollars, the lawful currency of the United States of America

By order of the Board
Pacific Andes International Holdings Limited
Ng Joo Siang
Managing Director

Hong Kong, 31 December 2004

In this announcement, except as otherwise indicated, US$ has been translated into HK$ at the rate of US$1.00 = HK$7.80 for reference purpose only.

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent.

"Please also refer to the published version of this announcement in The Standard."